                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 AMENDMENT NO. 3

                                       TO

                                  FORM 10-SB/A
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                    INTERNATIONAL MENU SOLUTIONS CORPORATION
                 (Name of small business issuer in its charter)

              NEVADA                                     91-1849433
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
Employer incorporation or organization)

  350 Creditstone Road, Unit 202
       Concord, Ontario, Canada                           L4K 3Z2
(Address of principal executive offices)                 (Zip Code)

         (416) 366-6368
  (Issuer's telephone number)


        Securities to be registered under Section 12(b) of the Act: None



          Securities to be registered under Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                                (Title of Class)

TABLE OF CONTENTS


PART              ITEM              ITEM DESCRIPTION                                                        PAGE
----              ----              ----------------                                                        ----
PART I..............................................................................................          1

                  ITEM 1. DESCRIPTION OF BUSINESS...................................................          1

                                    Corporate History...............................................          1

                                    Business Objectives.............................................          2

                                    Acquisitions by IMSI prior to the Amalgamation..................          3

                                    Acquisitions by the Company after the Amalgamation..............          3

                                    Recent Developments.............................................          7

                                    Business........................................................          8

                                    Patents and Trademarks..........................................          11

                                    Governmental Regulation.........................................          11

                                    Employees and Labor Contracts...................................          12

                  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS......................................          12

                                    Results of Operations...........................................          13

                                    Liquidity and Capital Resources.................................          17

                                    Year 2000.......................................................          21

                                    Factors That May Affect Future Results of Operation.............          21

                                    Cautionary Statement Involving Forward Looking Statements.......          21

                  ITEM 3. DESCRIPTION OF PROPERTY...................................................          22

                  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT............          23

                                    Security Ownership of the Company...............................          23

                                    Security Ownership of IMSI......................................          25

                  ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..............          26

                                    Directors and Executive Officers of the Company.................          26

                                    Significant Employees of the Company's Subsidiaries.............          27

                  ITEM 6. EXECUTIVE COMPENSATION....................................................          27

                                    Compensation of Directors.......................................          29

                                    Employment Agreement............................................          29

                                    Stock Option Plan...............................................          29

                  ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................          30

                  ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES....................................          30

                                    Securities of the Company.......................................          30

                                    Securities of IMSI..............................................          32

                                    Registration Rights.............................................          37


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
                                    Right of First Refusal..........................................          37

PART II.............................................................................................          38

                  ITEM 1. MARKET PRICE OF COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.............          38

                  ITEM 2. LEGAL PROCEEDINGS.........................................................          38

                  ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.............................          38

                  ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES...................................          38

                  ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.................................          41

PART F/S............................................................................................          40

                  ITEM 1. FINANCIAL STATEMENTS......................................................          40

PART III............................................................................................          42

                  ITEM 1. INDEX TO EXHIBITS.........................................................          42

INDEX TO FINANCIAL STATEMENTS.......................................................................          44




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                                     PART I
ITEM 1.   DESCRIPTION OF BUSINESS

CORPORATE HISTORY

         International Menu Solutions Corporation (the "Company") is a holding company with subsidiaries engaged in the development, production and marketing of a series of specialty food products for sale to large retail and specialty food chains throughout North America.

         The Company was incorporated under the laws of the State of Nevada on June 24, 1997 as ANM Holdings Corporation. The Company was originally authorized to issue an aggregate of 25,000 shares of common stock without nominal or par value. On June 27, 1997 the Company filed a Certificate of Amendment to increase the authorized common stock to 25,000,000 shares with a par value of $0.001 per share. The Company further amended the Articles of Incorporation by a Certificate of Amendment filed on July 15, 1998 whereby the authorized capital of the corporation was amended to include 10,000,000 Class N shares with a par value of $0.001 per share of which all Class N shares were non-equity participating and are entitled to one vote per class N share voting together as one class together with the common stock.

         Originally, the Company's mission was to offer quality clinical research facilities providing its customers with a cost effective and efficient method for conducting clinical research. At the same time, the Company endeavored to create value and long term benefits for its shareholders, employees and customers. The Company became inactive after ANM Holding Corporation was unable to achieve these goals.

                  The Company changed its name to International Menu Solutions Corporation on July 15, 1998. On July 16, 1998, the Company, through its wholly owned subsidiary 1308864 Ontario, Inc., a corporation incorporated under the laws of the Province of Ontario, amalgamated pursuant to the Business Corporations Act (Ontario) with International Menu Solutions Inc., a corporation incorporated under the laws of the Province of Ontario on September 26, 1997. At the time of the amalgamation, International Menu Solutions Inc. had a wholly owned subsidiary called Prime Foods Processing Inc. The surviving company of the amalgamation is called International Menu Solutions Inc. ("IMSI"). As a result of the amalgamation, the holders of the outstanding 4,000,000 shares of common stock of pre-amalgamation IMSI received 4,000,000 Class X shares of the post-amalgamation IMSI and 4,000,000 Class N shares of the Company. The above transactions allowed the Company to carry out its new strategy of becoming a producer of home meal replacement products. Prior to the amalgamation, the Company was in the preliminary stages of organizing its former business but had carried on no operations.

         The following are wholly owned subsidiaries of IMSI:

- Prime Foods Processing Inc., a corporation incorporated under the laws of the Province of Ontario on March 27, 1990;

- Transcontinental Gourmet Foods Inc., a corporation incorporated under the laws of the Province of Ontario on January 27, 1983;

- Tasty Selections Inc., a corporation incorporated under the laws of the Province of Ontario on July 8, 1996 as 1188980 Ontario Ltd. (doing business as Tasty Batters), which was amalgamated (1) on September 30, 1999 with Norbakco Ltd., a corporation incorporated under the laws of the Province of Ontario on August 25, 1995;

- 1005549 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario on December 21, 1992;

- D.C. Food Processing Inc., a corporation incorporated under the laws of the Province of Ontario on December 2, 1994;


(1) An amalgamation of two companies in the Province of Ontario pursuant to the Business Corporations Act (Ontario) is similar to a merger of two companies in the United States.


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-   The Ultimate Cookie Co. Ltd./L'Ultime Biscuit Cie Inc., a corporation incorporated under the laws of Canada on March 1, 1990; and


The following is a wholly owned subsidiary of the Company:


- Huxtable's Kitchens Inc., a corporation organized under the laws of the State of Delaware on October 29, 1999. Huxtable's Kitchens Inc. was originally incorporated under the name International Menu Solutions USA Inc.



         As a holding company, the Company is a legal entity separate and distinct from its subsidiaries. Accordingly, the right of the Company, and thus the right of the Company's creditors (including holders of its debt securities and other obligations, if any) and stockholders, to participate in any distribution of the assets or earnings of any subsidiary is subject to the claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor may be recognized, in which event the Company's claims may in certain circumstances be subordinate to certain claims of others. In addition, as a holding company, a principal source of the Company's unconsolidated revenues and funds is dividends and other payments from its subsidiaries. The Company's principal subsidiaries currently require the consent of its banker, the Bank of Nova Scotia, to pay cash dividends or to make other withdrawals or advances to individual shareholders, but are permitted to pay dividends and advances to the Company. See "Management's Discussion and Analysis
- Liquidity and Capital Resources."

         As of March 31, 2000, there were 10,476,048 shares of common stock of the Company, par value $0.001 per share, and 3,110,795 Class N shares, par value $0.001 per share, of the Company outstanding. The Class N shares have a corresponding number of Class X shares in the Company's IMSI subsidiary, which together may be exchanged for common shares of the Company. In addition, there are currently various classes of equity securities of IMSI outstanding which can be exchanged for common stock of the Company. The Company estimates that the exchange of these shares will result in the issuance of approximately 6,273,000 shares of common stock of the Company. However, management's estimate of such number of shares could change in the future because such number is based on a number of factors, including the future financial performance of various subsidiaries of the Company and the future trading prices of the shares of common stock of the Company. In addition, the Company may be required to issue additional shares of common stock in the future in connection with the acquisition of the assets of Huxtable's Kitchens L.L.P. and shares of common stock in connection with the conversion of debt obligations and the exercise of options and warrants. See "Item 8 -- Description of Registrants Securities."

         The Company's principal executive offices are located at 350 Creditstone Rd., Unit 202, Concord, Ontario.


BUSINESS OBJECTIVES


         The Company's overall mission is to be a leading marketer and seller of Home Meal Replacement ("HMR") products throughout North America. The Company's HMR products are high quality, quickly prepared and cost effective replacements to home cooked meals for time starved consumers. The Company's business strategy is to acquire businesses in strategic product categories and geographic locations that will enable the Company to complement its existing product lines, capitalize on the brand and customer equity, production distribution channels, and production capacity inherent in the acquired companies. The Company believes that by combining strategically complementary businesses and adding a level of management, marketing, sales, product development, and logistic expertise, the overall synergies will result in significantly enhanced operating efficiencies and market penetration of the acquired companies. A major component of this strategy is to co-brand the Company's "Selections" Brand with the acquired brands to create a national brand out of a consolidation of regional brands and focus on bringing the brands into markets that would not otherwise be available to the acquired companies.

         The Company continues to pursue the strategy of expanding its business through acquisitions, and in furtherance thereof explore other possible acquisitions in fields related to our principal operating divisions. Although no assurance can be given as to whether or when any acquisitions will be consummated, if an agreement with respect to any acquisitions were to be reached, the Company might finance such acquisitions by the issuance of additional debt or equity securities. The additional debt from any acquisitions, if consummated, would increase our


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debt-to-equity ratio and the issuance of additional or equity securities might, at least in the near term, have a dilutive effect on earnings per share and the equity holdings of existing shareholders.

Pursuant to this strategy, the Company completed four acquisitions in 1999 and three acquisitions in 1998. A description of these acquisition follows below.

         With reference to the acquisitions below and throughout this document, the Company makes frequent references to "EBITDA". EBITDA is defined as operating earnings before interest revenue and expense, income taxes (current and deferred), depreciation of capital assets, and amortization of intangible assets. From a management perspective, EBITDA is the primary measure upon which resources are allocated to operations within the corporate group, the basis upon which acquisitions are valued and to determine the ultimate purchase prices of certain acquisitions. EBITDA is a non-GAAP measure of profitability and cash earnings and therefore is not presented in the Company's external financial statements.


ACQUISITIONS BY IMSI PRIOR TO THE AMALGAMATION

         ACQUISITION OF PRIME FOODS PROCESSING INC. Prior to IMSI being acquired by the Company, on November 5, 1997, IMSI acquired all of the outstanding shares of Prime Foods Processing Inc. ("Prime Foods") for cash consideration of $374,000(2). In addition IMSI made payments for professional fees and premises and equipment improvements totaling $291,547.

ACQUISITIONS BY THE COMPANY AFTER THE AMALGAMATION

ACQUISITION OF PASTA KITCHEN. On October 9, 1998, the Company, through Prime Foods, acquired the business carried on by 1218951 Ontario Inc. under the trade name of "Pasta Kitchen." The Company purchased all of the assets of Pasta Kitchen for cash consideration of $372,212 paid on closing and an additional contingent amount of $340,000, subject to certain downward adjustments related to revenues generated by Pasta Kitchens, in cash or common stock of the Company at the Company's discretion payable on or after October 31, 1999. At October 31, 1999 Pasta Kitchen had met the conditions necessary to receive the entire amount of the $340,000 without adjustment. In December 1999, the Company made a cash payment of $100,000 and will issue approximately 55,000 shares of the common stock of the Company to satisfy the balance of the purchase price in 2000. Pasta Kitchen now operates as a division of Prime Foods. The purchase of Pasta Kitchen has given the Company the ability to offer several of Canada's leading supermarket chains with a full line of fresh pasta-based heat-and-serve meal solutions that are fully prepared and packaged in single and multi-serve portions.

ACQUISITION OF TRANSCONTINENTAL GOURMET FOODS INC. AND NORBAKCO, LTD. On November 30, 1998, the Company acquired, through IMSI, all the issued and outstanding shares of Transcontinental Gourmet Foods Inc. ("Transcontinental") and 59% of the shares of Norbakco Ltd., a sister corporation of Transcontinental ("Norbakco"). These acquisitions added fillo pastry hors d'oeuvres and desserts to the product line of meal solutions offered by the Company. We purchased all of the issued and outstanding shares of Transcontinental and the 59% interest in Norbakco for a cash consideration of $1,000,000 at closing and an additional cash payment after February 28, 1999. The additional cash payment after February 28, 1999 was $499,881, of which $470,000 was paid in December 1999. The balance was paid in January 2000. The amount of $499,881 was determined based on the net book value of Transcontinental in excess of $1,000,000 as at February 28, 1999. Of the $1,000,000 consideration paid at closing, $860,000 was allocated to Transcontinental and $140,000 was used to purchase notes payable to the former shareholders of Norbakco. The balance of the purchase price was satisfied by the issue to the selling shareholders of three classes of shares of stock of IMSI:
300,000 Class B shares, 100,000 Class C shares and 59,000 Class D shares, all of which were issued on December 1, 1998. Such shares are exchangeable for shares of the common stock of the Company in accordance with formulas contained in the share attributes for the Class B shares, the Class C shares and


(2) All dollar amounts are in the functional currency of the Company's financial statements (Canadian dollars) except where otherwise indicated. Where a conversion from Canadian dollars to US dollars is made, a conversion rate at March 31, 2000 was used, this rate was $0.6895.


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the Class D shares, respectively. Please see Item 8: "Description of
Registrant's Securities" section for a detailed explanation of the conversion formulas in the Class B, Class C and Class D shares.

         The Company has a current obligation to issue 2,258,718 shares of common stock of the Company in exchange for the Class B shares based on the performance of the Transcontinental during the year ended February 28, 1999 as provided in the share purchase agreement. The shares of commons stock of the Company have not yet been issued; they are to be issued upon request for exchange by the holders of the Class B shares.

         On May 17, 1999, the Company acquired, through IMSI, the remaining 41% equity interest in Norbakco. The consideration paid for the purchased shares was 53,000 Class X shares of IMSI and 53,000 Class N shares of the Company, and the purchase by IMSI of shareholder loans made to Norbakco in the aggregate amount of $180,000. As part of the issue of the 53,000 Class X shares and the 53,000 Class N shares, IMSI and the Transcontinental shareholders agreed to reduce the number of shares of common stock of the Company that the 300,000 Class B shares may be exchanged for by 53,000 shares. On September 30, 1999 Norbakco Ltd. was amalgamated with Tasty Selections Inc.

         ACQUISITION OF TASTY SELECTIONS INC. On April 15, 1999, the Company purchased through IMSI all of the issued and outstanding shares of Tasty Selections Inc., a manufacturer of muffin and cookie batters ("Tasty Selections"). IMSI acquired Tasty Selections for cash consideration of $1,000,000, 442,750 Class X shares of IMSI and an equal number of Class N shares. On September 30, 1999 Tasty Selections Inc. was amalgamated with Norbakco Ltd. Contemporaneous with the purchase of the shares of Tasty Selections, IMSI, Tasty Selections and the Company entered into a non-competition and confidentiality agreement with Allan Greenspoon ("Greenspoon"), the president of Tasty Selections, to ensure that the goodwill of Tasty Selections is not impaired by the actions of Greenspoon. In consideration of the covenants of Greenspoon, the Company and IMSI agreed to issue to Greenspoon a number of shares of common stock of the Company determined, at the option of Greenspoon, as an amount that is either,

         (i) 4 times the EBITDA for IMSI's Canadian bakery operations for the year ended December 31, 2001 less $2,160,000, or

         (ii) 3 times the EBITDA for IMSI's Canadian bakery operations for the year ended December 31, 2002 less $2,160,000,

in each case divided by the weighted average closing price for the shares of common stock of the Company for the twenty (20) trading days prior to the last day for which the foregoing amount is selected on the OTC Bulletin Board, or exchange upon which the shares of the common stock of the Company are traded.

In the event of the termination of the employment of Greenspoon for other than death, permanent disability or cause, the same consideration as set forth above shall continue to apply. In the event of termination of his employment for death, permanent disability or cause prior to December 31, 2001, then the number of shares shall be the number obtained by using the following formula: (4 times the EBITDA for the twelve month period preceding the date of termination minus $2,160,000) divided by the weighted average closing price for the shares of common stock of the Company for the twenty (20) trading days prior to the last day of the twelve month period. The term "EBITDA" means earnings before interest, income taxes, depreciation and amortization, as calculated in accordance with Canadian generally accepted accounting principles.

         ACQUISITION OF 1005549 ONTARIO LIMITED. On May 10, 1999, the Company, through IMSI, purchased all of the issued and outstanding shares of 1005549 Ontario Limited ("1005549"), the parent company of the wholly owned subsidiary D.C. Foods Processing Inc. ("D.C. Foods"), a manufacturer of value-added breaded and battered meat and dairy products, for a purchase price equal to the sum of the following components:

         (a)      $6,345,000;


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         (b)      an amount equal to the Adjusted EBITDA of 1005549 (as defined in the share purchase agreement) on a consolidated basis for the period December 7, 1998 to December 31, 1999, but not less than zero; and

         (c) an amount equal to four times the Adjusted EBITDA of 1005549 on a consolidated basis for the one year period ending March 31, 2002 or December 31, 2002 (such period to be selected by the selling shareholders), minus (i) $6,000,000, and minus
                  (ii) the amount paid under component (b) above.

         Component (a) of the purchase price paid by IMSI to the selling shareholders of 1005549 was satisfied as follows: (i) $4,000,000 in cash; (ii) $500,000 through the issue to the selling shareholders of 190,476 Class X shares of IMSI and an equal number Class N shares, and (iii) $1,845,000 by the issue of 702,857 Class X shares of IMSI and an equal number of Class N shares. Component
(b) of the purchase price was satisfied by the issue of 250,000 Class E Series 1 shares and 250,000 Class E Series 2 shares. Component (c) of the purchase price was satisfied by the issue of 250,000 Class E Series 3 shares, and 250,000 Class E Series 4 shares. The Class E shares were issued by IMSI on May 10, 1999 and are exchangeable for shares of common stock of the Company based upon the Adjusted EBITDA of 1005549. See "Item 8: Description of Registrant's Securities
- Securities of IMSI."

                  The Company has estimated that the Class E Series 1 and 2 shares of IMSI shall entitle the holders thereof to exchange the Class E Series 1 and 2 shares for a total of approximately 418,000 shares of common stock of the Company under the terms of the Company's May 1999 acquisition of D.C. Foods and 1005549 Ontario Limited based on the performance of the division during the period to December 31, 1999 as provided in the share purchase agreement. The Company is currently in the process of verifying the number of shares of common stock of the Company that the Class E Series 1 and 2 shares may be exchanged for, however management does not expect the amount to be materially different from the amount stated above. The share exchange calculations are subject to the approval by the selling shareholders of D.C. Foods and must be approved by the Company's Board.


         ACQUISITION OF THE ULTIMATE COOKIE CO. INC. On October 18, 1999, the Company, through IMSI, purchased all of the issued and outstanding shares of The Ultimate Cookie Co. Inc. ("Ultimate"), a Montreal-based bakery for consideration of cash and stock for a purchase price equal to the sum of the following components:

         (a) an amount equal to 4 times the Adjusted EBITDA of Ultimate for the one year period ending April 30, 2000 (the "April Amount"); and

         (b) an amount being the greater of (i) 25% of the Year 2002 Amount (as defined in the share purchase agreement) minus the April Amount, and (ii) zero, and

         (c) the actual amount of any approved Scientific Research Tax Credits for the period ended April 30, 2000.

         Component (a) of the purchase price paid by IMSI to the selling shareholders of Ultimate was satisfied as follows: (i) $175,000 in cash; and
(ii) by the issue of 250,000 Class E Series 5 shares. The (b) and (c) components of the purchase price were satisfied by the issuance of 250,000 Class E Series 6 shares. The Class E shares were issued by IMSI to the selling shareholders of Ultimate on October 18, 1999 which are exchangeable for shares of common stock of the Company. See "Item 8: Description of Registrant's Securities - Securities of IMSI."

         ACQUISITION OF HUXTABLE'S FOODS, L.L.C. On November 12, 1999, the Company, through its recently created wholly-owned subsidiary Huxtable's Kitchens Inc. ("Huxtable's Kitchens"), purchased substantially all of the operating assets of Huxtable's Foods, L.L.C., a Delaware limited liability company ("Huxtable's") located in Vernon, California, including the brand "Huxtable's Kitchen". Huxtable's is a provider of a wide range of fresh and frozen entrees in the Southern California market. The purchase price paid for such assets is equal to the sum of the following components:


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         (a)      US$3,080,000 (CDN$4,466,000), plus

         (b)      the earnout payments as  determined as follows:

                  (i) an amount not to exceed 4 times the year 1999 Adjusted EBITDA for the period commencing on November 1, 1999 to and including December 31, 1999 (the "Stub Payment"), the multiple to be determined by Huxtable's (the "Stub Payment"); and

                  (ii) an amount equal to one (1) times the year 2000 Adjusted EBITDA (the "First Year Payment").

                           Huxtable's has the right to elect to have the final payment based upon the year 2001 Adjusted EBITDA or the year 2002 Adjusted EBITDA. If Huxtable's elects to have the final payment based upon the year 2002 Adjusted EBITDA, then Huxtable's shall receive a payment based upon the year 2001 Adjusted EBITDA as follows:

                  (iii) an amount equal to one times the year 2001 Adjusted EBITDA (the "Second Year Payment").

                           In the event that Huxtable's elects to have the final payment based upon the year 2001 Adjusted EBITDA, then Huxtable's shall not receive the Second Year Payment but will instead receive the following:

                  (iv)     an amount equal to

                           (1)      5 times the year 2001 Adjusted EBITDA; less

                           (2) the Stub Payment to the extent that such deduction would not reduce the year 2001 Final Payment determined in (iv)(1) above, below US$7,500,000 (CDN$10,875,000); less

                           (3)      the First Year Payment.

                           Such amount may be reduced below US$7,500,000 by deduction of the First Year Payment.

                           In the event that Huxtable's elects to have the final payment based upon the year 2002 Adjusted EBITDA, then Huxtable's shall not receive the payment in (iv) above but shall receive instead

                  (v)      an amount equal to:

                           (1)      5 times the year 2002 Adjusted EBITDA; less

                           (2) the Stub Payment to the extent that the such deduction would not reduce the amount determined in (v)(1) above, below US$7,500,000 (CDN$10,875,000); less

                           (3) (A) the First Year Payment plus (B) the Second Year Payment.
                           Such amount may be reduced below US$7,500,000 (CDN$10,875,000) by deduction of the First Year Payment and the Second Year Payment.


         In the event that the aggregate amount paid to Huxtable's under clauses
(i) through (v) above is not equal to or greater than 80% of the Gross Margin (as defined in the asset purchase agreement), in the final payment year, plus


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
2 times the Adjusted EBITDA for the Final Payment Year, then Huxtable's Kitchens shall pay to Huxtable's an additional amount equal to the difference.

         The term "Adjusted EBITDA" means the consolidated earnings before interest, income taxes, depreciation, amortization, and scientific research tax credits for Huxtable's Kitchens Inc., as calculated, in accordance with GAAP consistently applied and past practice and based upon financial information taken from audited financial statements of Huxtable's Kitchens. For the purpose of the Adjusted EBITDA calculations, certain items relating to the acquisition of Huxtable's shall be excluded.

         Component (a) of the purchase price paid by IMSI to Huxtable's was satisfied (i) by a cash payment paid to Huxtable's of US$2,880,000 (CDN$4,176,000), and (ii) by a cash payment of US$200,000 (CDN$290,000) paid into escrow pending the adjustment of certain expenses of Huxtable's during the period November 1, 1999 to November 12, 1999 and to provide for the payment of one-half of the California sales taxes exigible upon purchase of the assets, and the balance of the said amount shall be paid to Huxtable's. The escrow funds were released to the Huxtable's following completion of the analysis with sufficient funds withheld to cover sales taxes and other agreed upon charges.

         Component (b) of the purchase price will be paid in either cash or shares of the common stock of the Company based upon the terms and conditions of the asset purchase agreement.


         The Company has an obligation to issue 956,183 Common shares of the Company under the terms of the Company's November 1999 acquisition of the assets of Huxtables Kitchens LLC based on the performance of the division during the period to December 31, 1999 as defined in the purchase agreement. These shares have not yet been issued. The issue of said shares is subject to the approval of the Company's Board.


         INTERNALLY ESTABLISHED DIVISION. In October 1998, the Company established its Seafood Selections division as a division of Prime Foods. The division's mandate was to develop and sell seafood based products consistent with the Company's overall product and brand strategy. The division has, since it was established, developed a line of seafood based pastas and hors d'oeuvres. The division had its first sales in March 1999. After the division was established, Prime Foods entered into consulting agreements with the two managers of the division which included a right of first refusal to purchase the division in the event the Company decides to sell the division as well as certain profit sharing and/or royalty arrangements.


RECENT DEVELOPMENTS

         On January 10, 2000 the Company announced that it had entered into a strategic manufacturing alliance with Otter Valley Foods Inc. which provides for the sharing of strategic manufacturing and product development facilities and related matters.

         On January 27, 2000 the Company announced that it had entered into a non-binding letter of intent to acquire Great American Barbecue Company of St. Louis Missouri. The Company continues to negotiate to settle the definitive terms to purchase the operating assets and assume liabilities of the Great American Barbecue Company.


         On May 12, 2000, certain shareholders exchanged 295,166 Class X shares of IMSI with a corresponding number of Class N shares of the Company for 295,166 shares of common stock of the Company.

         On June, 8, 2000 the Company announced it had completed a $4.5 million short-term subordinated debt facility with current investors, Southbridge Investment Partnership No. 1, First Ontario Fund Sponsored Investment

Fund Ltd., and Bank of Montreal Capital Corporation. Details are provided in the Management Discussion and Analysis -- Liquidity and Capital Resources section.



BUSINESS

         We develop, market and produce a series of specialty food products for sale to large retail food chains and specialty food chains. Our product lines target consumers who desire restaurant quality meals that can be conveniently prepared for home consumption, the basis for Home Meal Replacement ("HMR"). The National Restaurant Association estimates that by the year 2005, the average consumer will allocate greater than 50% of his/her food budget towards prepared meals purchased outside the home.

         The HMR market has developed to address the competing pressures to provide well balanced home cooked meals and the time pressures of the evolving dual income family. HMR products have evolved from frozen TV dinners in the 1970's and 1980's to frozen microwaveable dishes and freshly prepared meals that are "ready to heat and eat" in the 1990's.

         PRINCIPLE PRODUCTS AND SERVICES. The products we offer include restaurant quality meals and meal components as well as food service related products. Many of our products are the types of meals found on restaurant menus. The Company identifies food service and restaurant eating trends and develops these foods into a retail format. The products are sold in supermarkets as fresh and frozen entrees. The frozen products have a shelf life of six to eight months and the fresh products have a shelf life of approximately 21 days. The frozen meals are displayed in freezers located in the HMR areas of supermarkets. The fresh meals are available in open self-serve refrigeration units in the delicatessen section of supermarkets as both self-serve items and through over the counter deli hot plate programs.

         Management believes that the market for HMR products is rapidly expanding. Historically, consumers have purchased for some time "ready to heat and eat" food items. Our marketing strategy is to enhance the presentation, taste and packaging of component items that comprise an HMR. In addition, these meal components can be mixed and matched by consumers to create an international or ethnic line of restaurant quality complete meals. A complete meal provides all of the necessary starch, vegetable and center-of-the-plate items in one package. The Company then cross merchandises these products with its other products, including hors d'oeuvres and specialty desserts.

         PRODUCT DEVELOPMENT STRATEGY. Our products are developed in response to consumer demands and according to our own nutrition and preparation specifications. Often, retail clients will request that we manufacture products tailored to certain specifications demanded by the consumer. For example, we work with retailers' design teams to create lines of food products to be sold under our label or the retailers' labels. Otherwise, our meals are manufactured and sold directly to retailers and organizations selling directly to retailers.

         Our complete meal products are developed in component parts that, when packaged together, form a complete "meal solution." A meal solution program is developed for each retailer client. We sell approximately one-half of our products under the retailers' private labels through a sub-branding approach or under alliances with owners of other known brands. This is known as co-branding. We believe that selling our products under private labels or known brands, which are more recognizable by consumers, will create brand awareness of our products since our name appears on the label of the known brand. It has become generally accepted that supermarkets, specialty gourmet stores and big boxed meat stores sell complete meals and meal components. To date, we have manufactured our products under major private labels belonging to supermarkets, club stores, big boxed meat stores, convenience store chains and non-traditional food retailers.

         We offer three primary branding programs to retailers depending on the size, strategic direction, and needs of the retailer:

- "Retailer branding": The retailer owns the brand and we provide co-packing services;

- "Co-Branding": We use the retailer name/brands or locally recognizable brands in conjunction with our own brand/label;

- "Control Branding": We provide complete meal solution programs under our Company brand to small retailers who do not have the expertise or market share to own their own brand.

         We may also sell directly to the retailer under its own label(s) in accordance with the retailer's needs without reference to a branding program.

         Our long-term product development objective is to respond to popular culinary trends. Our meals are developed under various local and international theme canopies and are derived from restaurant menus. We currently focus on the following food service theme canopies:

         -        Grill/American Grille
         -        Trattoria
         -        Mediterranean Taverna
         -        Bistro/New American Bistro
         -        Southwestern Cantina
         -        Asian Cafe

         PRODUCT MARKETING STRATEGY. We market a variety of brands of meals and meal components through IMSI's wholly owned subsidiaries. These brands include:
(i) "Royal Selection", a line of frozen meal entrees; (ii) "International Selection", a line of frozen meal entrees; (iii) the "Pasta Kitchen" label; (iv) "Thornhill Bakery", "Meli's Bakery", and "Margies Sweets", a line of fresh and frozen desserts; (v) "Jonathon T's" and "TGF" frozen hors d'oeuvres; (vi) "Huxtable's Kitchen", a line of fresh and frozen entrees and complete meals; and
(vii) "The Ultimate Cookie", a line of frozen cookie dough.

         In addition to the brands referred to above, we are marketing internationally labeled food categories known as the "Selections" line. Our strategy is to generate a series of international and ethnic-based meal solutions that will be sold by retail clients directly or under a branding program as described above. Our primary Company brand of complete meals is "International Selections. We also re-brand products acquired on acquisitions of new divisions or change or merge acquired brands to add the "Selections" name, such as "Seafood Selections" or "Fresh Selections", etc. As a result, we anticipate that these retailers will be able to choose various menu components which parallel restaurant menus.

         We utilize our own direct sales force in our target markets to our target customers, supermarkets, specialty gourmet stores and club stores. Our sales representatives convey to new and existing customers our belief that we offer competitively priced, nutritious, restaurant quality meals because we control product development and production in our wholly-owned facilities. Through the efforts of our sales representatives, we seek to maintain a broad base of customers in order to minimize the possibility of one major customer dictating non-competitive terms to the Company. In certain cases, the Company, through its subsidiaries, may utilize brokers to provide selling and merchandising services.

         Our long-term marketing objective is to reach retail consumers in several areas of the supermarkets and stores that carry our products, particularly in the delicatessen and frozen food sections.

         AMOUNT SPENT ON RESEARCH AND DEVELOPMENT. The amount spent on product research and development for the nine months ended September 30, 1999 and the period ended December 31, 1998 was $371,228, and $425,542 respectively. Although research and development is not directly borne by the customer, it is a factor in the determination of the pricing of our products.

         PRODUCT DISTRIBUTION STRATEGY. We distribute our products in various ways to our customers. Our products are distributed directly to major retailers as either private label or co-branded products through both our own delivery vehicles or third party vehicles. The products are also distributed directly to major club stores under our own label. We distribute our products indirectly to major club stores and retailers under co-packing agreements or to various distributors under our own label.

         DEPENDENCE ON MAJOR CUSTOMERS. We currently have one major customer, Price Costco. Based on pro forma sales for the year-ended December 31, 1998 of $53,727,000, this customer represented 19.5% of such sales. Management believes it has a good relationship with Price Costco and anticipates that the Company will expand its business with this customer, however, we have no long-term commitments with them. In addition, on November 23, 1999, we announced that Prime Foods, our frozen meal division, entered into an agreement to supply frozen meal entrees to selected Wal-Mart Super Centers beginning in December of 1999. The initial program launch will be distributed to over 300 U.S.-based Wal-Mart Super Center locations, and will include 16 restaurant-branded meal solutions developed in cooperation with Brand Specialist, LLC of Dallas, Texas. While the actual sales impact cannot be determined at this time, management estimates that this arrangement could increase the Company's total sales for the year 2000 by as much as 10%. The loss of either of these customers could have a material adverse effect on our revenues and financial position.

         SOURCES AND AVAILABILITY OF RAW MATERIALS AND PRINCIPAL SUPPLIERS. The raw materials required to manufacture our meals are commodities such as meat, seafood, vegetables, flour, cheese and sugar which are readily available in the marketplace. We have no major principal suppliers. Furthermore, we believe that the markets for these commodities are stable and no change in their supply is imminent.

         COMPETITION. The specialty food industry is highly competitive. Our products compete with traditional supermarket HMRs (frozen dinners, gourmet deli counters, etc.) and with food service operators including restaurants, fast food outlets and large food processors. Many of our competitors have far greater financial, operational and marketing resources than we do. Furthermore, the specialty food industry is characterized by rapid changes, including changes in consumer tastes and preferences, which may result in product obsolescence or short product life cycles. As a result, competitors may be developing products which may be similar or superior to our products. Accordingly, there is no assurance that we will be able to compete successfully or that our competitors or future competitors will not develop products that render our products less marketable.

         Our products compete primarily in the fresh and frozen specialty food industry. The principal competitive factors include brand recognition, price and price promotion, retail space management, service to the retail trade, new product introductions, packaging changes, distribution methods and advertising. Management believes that few of our competitors in the specialty food industry manufacture the wide range of entrees or bundled meal components in the unique restaurant style theme canopies that we offer. We penetrate this market and expand our market share by producing unique culinary entrees, bundled meals and meal kits at competitive prices. We believe that our flexibility and innovation in developing and implementing new methods of marketing and distributing our product will permit us to compete effectively with our competitors. In addition, when we acquire new businesses, we leverage off of existing brands and brand equity and co-brand these brands with the "Selections" name to build national brand presence. Our larger competitors typically develop a national strategy which requires significantly more planning and coordination across diverse geographic/cultural regions. We can quickly develop regionally specific strategies as we minimize the necessity for larger cross-geographic/cultural considerations and specifically address the taste, price and buying habits of these smaller regions.

         Our direct competitors include Stouffers, Kraft Foods and Maple Leaf Foods. Several of these well-known brands have recently introduced lines of component meals. However, we believe we will remain competitive in this industry because of the depth and breadth of our product lines, our ability to develop customer driven programs and our ability to adapt to rapidly changing culinary trends.

         We also believe that ownership of our manufacturing facilities provides us with an advantage over many of our competitors. Many private label marketers and food brokers provide primarily co-packed entrees to their customers and do not own manufacturing facilities. Management believes that ownership of manufacturing facilities allows us to maintain high quality control while maintaining affordable product prices, and to respond quickly to the changing needs of our customers. Our component approach to meal assembly allows us to develop and introduce new products in as little as four to six months because we can combine meal components developed through our research to meet our customer's needs.

         The Company may have difficulty competing with large brand name manufacturers for retail shelf space. Retailers, particularly supermarkets, command high prices to display products on strategically located shelves. However, we have obtained and secured strategically located shelves at a lower cost by sub-branding our products under private labels belonging to retailers. In addition, by acquiring existing brands through the acquisition of businesses, the Company can leverage off of the acquired businesses' existing relationships with retailers to add new or redesigned products and avoid slotting fees that it might otherwise have to pay if it were to introduce the same products without such relationships.

         Management believes that the Company's capability to offer products that are fresh, nutritious, economical and aesthetically appealing to the consumer makes the Company a viable competitor in the HMR industry. Our products will be differentiated from those of our competitors on the basis of taste, appearance and quality at competitive price points.



PATENTS AND TRADEMARKS

         The Company owns registered trademarks and service marks under the names "Poppa Jimis(R)", "Poppa Jimis Deli & Design(R)", "Royal Selections & Design(R)", "Pasta Kitchen(R)", "Transcontinental Gourmet Foods Inc.(R)", "Jonathan T(R)", "Huxtable's Kitchen(R)" "The Ultimate Cookie(R)", and "International Selections"(TM). We will apply for United States and International trademarks in connection with certain products when deemed appropriate. In addition, we use several other trade names for our products and services, many of which we believe are common law trademarks. We will review additional trade names for which we will seek formal trademark registration at a later date. We also keep confidential various recipes, formulation specifications and production specifications. Management is not aware that the Company is infringing any patents or trademarks of third parties.

         All trademarks or service marks appearing herein that do not relate to our products are the property of their respective holders.

GOVERNMENTAL REGULATION

         The production, distribution and sale of our products are subject to various federal, state and local laws promulgated in the United States and Canada.

         The Food Safety and Inspection Service (FSIS) in the United States requires that all federally inspected meat and poultry plants producing in the US or importing into the US adopt Hazard Analysis and Critical Control Points (HACCP) systems to ensure that they have in place science-based process controls to prevent and reduce the significant food safety hazards that may arise in their particular processes and products.

         The HACCP approach is a system of process controls that is widely recognized by scientific authorities and international organizations and is used extensively in the food industry to produce products in compliance with health and safety requirements. Under HACCP, plants identify critical control points during their processes where hazards such as microbial contamination can occur, establish controls to prevent or reduce those hazards, and maintain records documenting that the controls are working as intended. Implementation of the HACCP certification is mandatory for all Federally registered establishments in Canada exporting to USA. The deadline for being HACCP certified or in the process of being so certified is January 25, 2000.

         The Company's Prime Foods and Huxtable's Kitchens divisions are currently HACCP certified, while DC Foods is currently in the process of being certified.

         (a) United States: We are subject to regulation by federal, state and local governmental laws in the United States. These include: the Environmental Protection Act; the Occupational Safety and Health Act; the Federal Food, Drug and Cosmetic Act; United States Department of Agriculture and state and local building codes. Our operations are subject to a variety of other federal, state and local laws such as labor, insurance, transportation and wage regulations. Compliance with all such regulations may be time-consuming and expensive. To the best of management's knowledge, we comply with state and federal laws necessary to distribute food products in the United States.

         (b) Canada: We are subject to regulation by federal, provincial and local governmental laws in Canada. These include: Canada Agricultural Products Act, Consumer Packaging and Labeling Act, Fish Inspection Act, and the Food and Drug Act. In addition, the Company is subject to other federal, provincial and local labor, transport and environmental regulations.

         The Canadian Federal Government must approve all processed food and food processing facilities. All plants processing meat, poultry, fish and seafood are regulated and monitored by government inspectors. Plants producing meat and poultry items must be a federally registered establishment having there own inspection legend. Seafood inspection is covered under the Quality Management Program (QMP) which is an enhanced inspection program which requires registered fish processing plants to develop and implement an in-plant quality management program. The program provides added assurance that fish products produced in Canada comply with regulatory requirements. The program enables the fish processing industry to monitor its own compliance with regulations and to identify and quickly deal with processing problems or issues. Meat, poultry and seafood inspectors visit as often as daily to monitor systems, ingredients, processes and production. All inspections are the responsibility of the Canadian Food Inspection Agency ("CFIA"). All of the inspectors have the authority to close down a production facility if the plant does not meet established manufacturing requirements.

         Government regulation requires that correct ingredients and nutritional information be clearly stated on the package for retail fresh or frozen food. An accredited laboratory using calibrated analyzing equipment must also do nutritional analysis. CFIA may, at any time, independently monitor and test ingredients to ensure that all values listed on the packages are accurate and correct.

         We are also subject to laws and regulations which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid wastes. We cannot predict with any certainty our future capital expenditure requirements for environmental compliance because of constantly changing standards and technology. In addition, we may incur liabilities in the future to regulatory agencies or private individuals for alleged environmental damage associated with waste disposal or waste material handling practices in the operation of our business. Management believes that its current environmental insurance coverage is adequate.

          We cannot predict the impact of possible changes that may be required in response to future legislation, rules or inquiries made from time to time by governmental agencies. Government regulations may, in certain circumstances, affect our ability, as well as others in the industry, to develop and market new products. However, we do not presently believe that existing applicable legislative and administrative rules and regulations will have a significant impact on operations.

EMPLOYEES AND LABOR CONTRACTS

         As at March 31, 2000 the Company had a total of approximately 486 employees, all of whom work full-time.

         Tasty Selections has a collective bargaining agreement with the Confectionery and Tobacco Workers' International Union, Local 264. We believe that our relationship with the union and our employees is good. Tasty Selections currently has 6 unionized employees.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

         For accounting purposes, the following information reflects the result of operations of the Company as the surviving corporation pursuant to the reverse acquisition described in Note 2 of the Company's audited consolidated financial statements (see page F-6).

         All amounts presented in this MD&A and elsewhere in this document are presented in Canadian dollars, the functional currency of the Company. The relevant exchange rate for conversion of Canadian dollars to US dollars associated with the balance sheets, statements of operation, and pro forma statements are as follows:


                 Period or date                       Closing          High             Low             Average
                 --------------                       -------          ----             ---             -------
September 26, 1997 to December 31, 1997               0.6988          0.7293           0.6951           0.7106

January 1 to September 30, 1998                       0.6552          0.7107           0.6327           0.6838

January 1 to December 31, 1998                        0.6511          0.7107           0.6327           0.6747

January 1 to September 30, 1999                       0.6805          0.6883           0.6511           0.6712

March 31, 2000 (recent rate)                          0.6895            -                -                 -


         The Company has completed several acquisitions since inception. Accordingly, a pro forma balance sheet as of September 30, 1999 and pro forma statements of operations for the year ended December 31, 1998 and for the nine-month periods ended September 30, 1999 and 1998 have been prepared by management to reflect acquisitions that have occurred during fiscal 1998 and 1999. The pro forma financial statements should be read in conjunction with 'Results of Operations' and the audited consolidated financial statements of the Company and notes thereto included elsewhere in this Form 10-SB. The pro forma balance sheet assumes that all acquisitions and related transactions since January 1, 1999 occurred on the balance sheet date presented. The pro forma statement of operations assumes that such transactions occurred at the beginning of the various periods presented. Results of operations of acquired companies are included in the Company's audited financial statements from the date of acquisition. See Note 2 of the Company's audited consolidated financial statements (page F-6) for further information regarding accounting policies used to prepare financial information contained in this Form 10-SB.

         Following discussions with the SEC staff, the Company has restated its September 30, 1999 and December 31, 1998 balance sheets and statements of operations and proforma balance sheets and statements of operations related to the accounting treatment of exchangeable shares issued by IMSI in certain acquisitions made by IMSI. As a result of the above accounting changes amounts related to goodwill from acquired businesses and goodwill amortization charges have been restated. In addition, minority interest and any allocation of loss thereto has been eliminated. See Note 2b to the Company's December 31, 1998 financial statements, and Note 3 to the Company's September 30, 1999 financial statements.



RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

         REVENUE. Revenue for the nine months ended September 30, 1999 increased $19,510,000 or 900% to $21,680,000 from $2,170,000 during the same period in
1998. The growth in revenue can be attributed to the acquisitions made in late 1998 (Pasta Kitchens, Transcontinental, and Norbakco) and those completed in April and May 1999 (Tasty Selections and DC Foods). In addition, the Company's Seafood Selections division, established in late 1998, had its first sales in March of 1999.

         COST OF GOODS SOLD/GROSS MARGIN. Cost of goods sold for the nine months ended September 30, 1999 increased to $18,783,000 up $16,850,000 or 872% from $1,933,000 for the same period last year. As a percentage of revenue, cost of goods sold represented 86.6% of revenue for the nine months then ended compared to 89.1%, for the same period in 1998. The change in absolute dollars is attributed to previously mentioned acquisitions and establishment of the Seafood Selections division. The reduced cost as a percentage of revenue can be attributed to a more diverse group of products with better margins. Cost of goods sold includes the costs of direct labor, materials, shipping and change in inventories.

         The sales cycle for some of the Company's divisions' products reflect lower sales during the first three quarters of a year. Therefore, during this period margins are typically lower than the overall percentage for the year. In addition, a larger percentage of the Company's revenues during this period are related to the sales by DC Foods, which is characterized by larger sales volume at a lower margin than the remainder of the divisions. Further, during the third quarter the Company combined its Tasty Selections operations into the expanded Norbakco facilities and Transcontinental moved into the space vacated by Tasty Selections resulting in increased lease costs and repairs and maintenance costs as the Company refurbished and relocated some of its production equipment to improve production efficiencies. The Company expects to benefit from these expanded facilities and production efficiencies in the fourth quarter and future periods.

         SELLING EXPENSES. Selling expenses increased $1,196,000 to $1,328,000 (6.1% of revenue) for the nine months ended September 30, 1999 compared to $132,000 (6.1% of revenue) for the same period ended September 30, 1998. The increase in the year-to-date amount is primarily attributable to 1998 and 1999 acquisitions. In 1999, the Company's selling expenses increased beyond those of the combined costs of the existing and acquired manufacturing divisions as a result of the corporate involvement in the promotion of each division's products and the Company's Selections line, the introduction of its new products to the market, and the establishment of a western corporate sales office.

         RESEARCH AND DEVELOPMENT. Research and development expenses increased $268,000 to $371,000 (1.7% of revenue) for the nine months ended September 30, 1999 compared to $103,000 (4.7% of revenue) for the same period last year. The increase is primarily due to continued product development efforts in the 1999 period associated with new meal components and meal kits being developed in conjunction with new retail customers/products for launch in the fourth quarter, including the Company's new Salmon Wellington product.

         ADMINISTRATIVE EXPENSES. Administrative expenses increased $3,289,000 to $3,611,000 (16.7% of revenue) for the nine months ended September 30, 1999. The increase in absolute dollars is due to the acquisitions that were completed during 1998 and 1999. In addition, the Company has continued to incur increased costs at the corporate level associated with building management infrastructure and information systems, corporate governance and reporting obligations, seeking out strategic acquisitions and investor relations. During the third quarter the Company established a sales office in Calgary, and hired sales managers in Maryland and California, which contributed to the increased cost as a percent of revenue.

         AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES. Amortization of intangibles increased to $391,000 (1.8% of revenues) for the nine months ended September 30, 1999 compared to $10,000 (0.5% of revenue) for the same period in 1998. The growth of $381,000 in the expense for intangibles amortization is a result of increased purchased goodwill and intangibles associated with acquired businesses and the amortization of expenditures on packaging and artwork in conjunction with the launch of products with new customers and the branding of existing products in accordance with the Company's strategy for better brand recognition through uniformity in the quality of product presentation.

         LOSS FROM OPERATIONS. The Company's loss from operations increased $2,474,000 to $2,804,000 (12.9% of revenues) for the nine months ended September 30, 1999 over the same period in 1998. The increase in the loss is primarily due to significant increases in product development efforts and new administrative costs incurred to assist the growth of the Company. In addition, certain of the Company's sales initiatives which were expected to result in sales in the second and third quarter of 1999 will not result in sales until at least fourth quarter of 1999. Transcontinental and Prime sales tend to be cyclical with relatively low sales during the first three quarters of a year and higher sales in the fourth quarter. The Seafood Division incurred losses during the second and third quarter as it continued its sales efforts aimed at producing sales in the in fourth quarter.

         FINANCING COSTS. Net interest expense increased $497,000 to $543,000 for the nine months ended September 30, 1999 compared to $46,000 for the same period last year end. The increase is due primarily to the acquisitions, and to interest charges with respect to long-term debt, including the Company's convertible debt and capital lease obligations associated with and new capital equipment acquired during 1998 and 1999.


PRO FORMA NINE MONTHS ENDED SEPTEMBER 30, 1999 (OR "PRO FORMA SEPTEMBER 1999") COMPARED TO PRO FORMA NINE MONTHS ENDED SEPTEMBER 30, 1998 (OR "PRO FORMA 1998")

         REVENUE. Revenue increased $10,126,000 or 32.2% to $41,599,000 in pro forma September 1999 up from $31,473,000 for pro forma September 1998. The growth in revenue can be attributed in part to the sales related to the Seafood Selections division which did not exist in the pro forma September 1998 period. Its sales began in March, 1999, with sales for the pro forma September 1999 period being $1,650,000. Revenue also includes a full nine month's sales of Norbakco compared to four months in 1998 as the division was established in June 1998. The resulting sales increase was approximately $1,500,000 over the same period in 1998. The balance of the increase is due to organic growth in sales of other divisions, primarily Transcontinental and Tasty selections, increases of approximately $1,000,000 each; and DC Foods with an increase of approximately $2,000,000.

         COST OF GOODS SOLD/GROSS REVENUE. Cost of goods sold increased to $35,112,000 in pro forma September 1999, up $9,300,000 or 36.0% from $25,812,000 for pro forma September 1998. As a percentage of revenue, cost of goods sold represented 84.4% of revenue for pro forma September 1999 compared to 82.0% for pro forma September 1998. The change in absolute dollars is attributed primarily to the increase in sales and certain higher manufacturing costs. The change in cost of goods sold as a percentage of revenue is in part related to the lower than expected sales during this period in the Company's Prime Foods division resulting in certain underabsorbed fixed manufacturing overheads; and increased costs of outside storage primarily in the Prime Foods, Seafood and Transcontinental divisions who held large inventories which are being significantly reduced in the fourth quarter.

         SELLING EXPENSES. Selling expenses increased $841,000 to $2,903,000 (7.0% of revenue) in pro forma September 1999 compared to $2,062,000 (6.6% of revenue) for the pro forma nine-month period ended September 1998. The increase is largely attributable to additional costs of IMSI in sales and marketing activities and selling expenses of the Company's Seafood division which did not exist in 1998.

         RESEARCH AND DEVELOPMENT. Research and development expenses increased $249,000 to $685,000 (1.6% of revenue) in pro forma September 1999 compared to $436,000 (1.4% of revenue) for pro forma September 1998. The increase is primarily due to continued product development efforts of IMSI associated with new meal components and the development of the Company's Salmon Wellington line. Research in the Company's Huxtable's division is unchanged from the previous year.

         ADMINISTRATIVE EXPENSES. Administrative expenses increased $2,149,000 to $5,661,000 (13.6% of revenue) in pro forma September 1999 compared to $3,512,000 (11.2% of revenue) for pro forma September 1998. The increase is due primarily due to the increased costs associated with building management infrastructure and information systems, corporate governance and reporting obligations, seeking out strategic acquisitions, investor relations and obtaining new banking facilities. In addition, approximately $400,000 of the aggregate administrative expenses were incurred by the Seafood division which did not exist in 1998.

         AMORTIZATION OF INTANGIBLES. Amortization of Intangibles increased from $454,000 (1.4% of revenue) to $623,000 (1.5% of revenue) primarily as a result of increase amortization of Artwork costs incurred in the fourth quarter of 1998 and into 1999 as the Company increased its spending on Artwork in the implementation of its branding strategies.

         LOSS FROM OPERATIONS. The Company's loss from operations increased $2,582,000 to $3,385,000 (8.1% of revenue) in pro forma September 1998 compared to a loss of $803,000 (2.6% of revenue) for pro forma September 1998. The increase in the loss is primarily due to a significant increase in the product development cost, new administration costs incurred to assist in the growth of the Company, an increased loss for the period for Huxtable's, and losses in the Seafood division for the period. Huxtable's sales and those of the Seafood and Transcontinental divisions are skewed to the fourth quarter where much, or all, of these losses are mitigated.

         INTEREST REVENUE AND EXPENSE. Net interest expense increased $223,000 to $854,000 in pro forma September 1999 compared to $631,000 for the nine-month period ended pro forma September 1998. The increase is due primarily to interest charges with respect to long-term debt, and capital lease obligations associated with companies and new capital equipment acquired during 1998.

         NET LOSS. The Company's loss for pro forma September 1999, increased to $4,265,000 from $1,639,000 (an increase of $2,626,000). The primary reason for increase is the inclusion of overheads resulting from IMSI, additional manufacturing overheads and finance charges and the loss associated with the Company's Seafood division.

PRO FORMA YEAR ENDED DECEMBER 31, 1998 (OR "PRO FORMA 1998") COMPARED TO YEAR ENDED DECEMBER 31, 1998 (OR "FISCAL 1998")

         REVENUE. Pro forma 1998 revenue increased $47,631,000, or 781% to $53,727,000 compared to $6,096,000 in fiscal 1998. The growth in revenue can be primarily attributed the effect of the Tasty Selections, D.C. Foods, and Huxtable's Kitchens acquisitions which had combined revenues of $41,408,000 in 1998. In addition, pro forma 1998 results include a full year's revenue associated with the Transcontinental, Norbakco.

         COST OF GOODS SOLD/GROSS REVENUE. Cost of goods sold increased to $44,712,000 for pro forma 1998, up $39,982,000 (or 845.3%) compared to the fiscal 1998 figure of $4,730,000. As a percentage of revenue, cost of goods sold represented 83.2% of revenue compared to 77.6% of revenue for fiscal 1998. The change in absolute dollars is attributed to the inclusion of the cost of goods sold for Tasty Selections, D.C. Foods, and Huxtable's Kitchens and a full years cost of goods sold for Transcontinental, Norbakco and Pasta Kitchen. The increase in cost of sales as a percentage of revenues is primarily a result of the acquisition of D.C. Foods whose margins are somewhat lower than other subsidiaries in the group because the products produced are high value and lower margin. In addition, Fiscal 1998 included only one month of the results of Transcontinental, whose gross margins are higher in December of each year due to the high demand and inherent gross margin for hors d'oeuvres and pastries during the holiday season.

         SELLING EXPENSES. Selling expenses increased $1,947,000 (319.2%) to $2,557,000 (4.8% of revenue) for pro forma 1998 compared to $610,000 (10.0% of revenue) in fiscal 1998. The pro forma 1998 increase is largely attributable to the selling expenses totaling $1,876,000 incurred by Transcontinental, Tasty Selections, and Huxtable's in 1998 which were not included in fiscal 1998 results.

         RESEARCH AND DEVELOPMENT. Research and development expenses increased by $450,000 compared to fiscal 1998 as result of R&D activities undertaken by Huxtable's during the year.

         ADMINISTRATIVE EXPENSES. Administrative expenses increased $4,269,000 (558%) from $765,000 (12.5% of revenue) in fiscal 1998 to $5,034,000 (9.4% of revenue) for pro forma 1998. The increase in absolute dollars is attributed to the inclusion of the administrative expenses for Tasty Selections, D.C. Foods, and Huxtable's and a full year's administrative expenses for Transcontinental, Norbakco and Pasta Kitchen. The decrease in such costs as a percentage of revenues is due primarily to the acquisition of D.C. Foods, whose administrative expenses represent only 3.2% of revenues due to the significant volume of product turnover in the D.C. Foods operation. The Company expects that administrative expenses will decline as a percentage of revenue as recent acquisitions are integrated, synergies are realized and revenue growth expectations are fulfilled.

         AMORTIZATION OF INTANGIBLES. Amortization of intangibles increased to $638,000 (1.2% of revenue) for pro forma 1998 compared to $47,000 (0.7% of revenue) in fiscal 1998. The increase of $591,000 in intangibles amortization charges is a result of a full year's amortization on intangibles associated with all acquisitions completed to-date. Fiscal 1998 included only one month's intangibles goodwill amortization on the Transcontinental and Norbakco acquisitions and three months' goodwill amortization with respect to Pasta Kitchen.

         LOSS FROM OPERATIONS. The Company incurred a loss from operations of $482,000 (7.9% of revenue) in fiscal 1998 compared to a loss from operations of $90,000 (0.2% of revenue) for pro forma 1998. The acquisitions of D.C. Foods and Tasty Selections contributed over $1,446,000 in operating income to pro forma 1998 results. However, the operating income contributed by D.C. Foods and Tasty Selections was offset by increases in goodwill amortization and losses from Huxtable's. The Company expects that profitability will improve as recent acquisitions are integrated and economies of scale take effect.

         INTEREST REVENUE AND EXPENSE. Net interest expense increased by $865,000 (1184.9%) to $938,000 (1.7% of revenue) for pro forma 1998 compared to
$73,000 (1.2% of revenue) in fiscal 1998. The change is attributable to a full year's interest expense in connection with D.C. Foods, Tasty Selections, Huxtable's and Transcontinental, which totaled approximately $571,000. In addition, the Company issued $4,000,000 in convertible debentures which bear interest at 7% and accordingly, $280,000 in interest expense was charged to pro forma 1998 results.

         NET LOSS. The Company's loss for pro forma 1998, increased to $1,367,000 from $555,000 (an increase of $812,000). The primary reason for increase is the inclusion of the loss for Huxtable's ($864,000). The losses in Huxtable's occurring in 1998 occurred as the then new management team continued to reorganize operations and rationalize it product grouping. The company's performance continued to improve operations in the following year. The increased amortization costs offset the income it the Transcontinental, Tasty and D.C. Foods divisions.


DATE OF INCORPORATION, SEPTEMBER 26, 1997 TO DECEMBER 31, 1997

The following discussion relates to the Company's first period of operations, therefore no comparatives to similar previous periods are available. Accounting for a reverse take over dictates that the historical financial statements are for those of the acquirer, in this case International Menu Solutions Inc.

         REVENUE. Revenue for the period ended December 31, 1997 was $442,000 and represents the revenue billed by the Company through its only acquired business at that time, Prime Foods, for the sale of frozen food products and salads. The division was acquired on November 5, 1997.

         COST OF GOODS SOLD/GROSS MARGIN. Cost of goods sold for period ended December 31, 1997 was $365,000 or 82.5% of Revenue. Cost of goods sold includes the costs of direct labor, materials, shipping and change in inventories, and depreciation on production equipment.

         SELLING EXPENSES. Selling expenses for the period ended December 31, 1997 were $12,000 or 2.8% of Revenue. Prime Foods had nominal selling expenses as the division served mainly as a co-packer at the time with the sales being part of the function of the division President and, therefore, not accounted for separately. The division did not engage in significant marketing activities.

         RESEARCH AND DEVELOPMENT. Research and development expenses were $6,000, or 1.2% of sales and consisted of the direct costs of product development expended during the period.

         ADMINISTRATIVE EXPENSES. Administrative expenses were $92,000 or 20.8% of sales consisting primarily of the administrative costs of managing the division and administrative costs for IMSI including consulting and professional fees, office operation supplies and expenses.

         AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES. Amortization of intangibles was $6,000 or 1.2% of sales and represents the goodwill amortized for the period on the purchase of Prime Foods.

         LOSS FROM OPERATIONS. The Company's loss from operations was $39,000 or 8.8% of sales.


LIQUIDITY AND CAPITAL RESOURCES

         The Company's cash and cash equivalents increased from $1,865,000 at December 31,1998 to $4,262,000 at September 30, 1999. Of these funds $4,200,000 represent funds required to be maintained by the Company as part of its banking facilities agreement. Bank credit facilities utilized at September 30, 1999 totaled approximately

$7,800,000 under the operating facility and $1,155,000 under the revolving term facility. Total credit facilities available at September 30, 1999 were $10,000,000 under the operating facility and $3,500,000 under the revolving term facility. The Company increased its operating facility by $6,770,000 from December 31, 1998 to September 30, 1999. During the nine month period ended September 30, 1999, the Company received approximately $10,500,000 from the issuance of common stock, convertible debt and other securities of IMSI. The funds were used primarily to complete the acquisitions of D.C. Foods and Tasty Selections during the year, and to fund investments in working capital and capital equipment.

         In October 1999, the Company completed a CDN$7,000,000 (US$4,700,000) private placement of special warrants in the Company's IMSI subsidiary to be used to settle certain payment obligations on previous acquisitions and to fund future acquisitions of the Company.

         Historically, our business cycle involves a significant investment in working capital during the first nine months of 1999 in anticipation of its late third quarter and fourth quarter sales. The Company has also made investments in new capital equipment and leasehold improvements during 1999. The leasehold improvements are financed out of cash flows. During the first three quarters the Company continued to build or maintain high levels of inventories in its Transcontinental Gourmet Food, Prime Foods and Seafood Selections divisions. For each of these divisions, inventories usually begin to decline in October as retailers begin to purchase product for the fall/winter seasons and hors d'oeuvres for the holiday season. This year's build up of the Company's inventory of hors d'oeuvres is greater than historically in anticipation of the expected increased demand for millennium celebrations. In addition, the Company has continued to incur increased product development costs and costs associated with building management infrastructure and information systems, corporate governance and reporting obligations, seeking out strategic acquisitions, investor relations and obtaining new sources of financing.

         Cash flows from operations were approximately $8,257,000 for the nine-month period ended September 30, 1999. Cash flows from operations for the same period last year were approximately $536,000. The operations of Tasty Selections and D.C. Foods had positive cash flows from operations during this period which funded the operations costs in IMSI.

         On July 22, 1999, IMSI finalized arrangements with respect to the provision of credit facilities by The Bank of Nova Scotia. The financing consists of the following facilities:

(1) an operating line in the maximum authorized amount of $10,000,000. The operating line may be utilized by way of direct advances or bankers' acceptances and bears interest on direct advances ranging from The Bank of Nova Scotia's Prime to Prime plus 1/2%. The operating line is repayable on demand. As security for the operating line, IMSI provided to The Bank of Nova Scotia cash collateral of $4,000,000 as well as the general security referred to below; and

(2) a revolving term facility to purchase equipment in the maximum authorized amount of $3,500,000. The term facility may be utilized by way of term promissory notes with a maximum term of 5 years or equipment leases, each bearing interest at The Bank of Nova Scotia's Prime plus 1 1/4%. As security for the term facility, IMSI is to provide appropriate lease and/or conditional sales contracts and maintain certain insurance coverage on the assets financed. In addition, the general security referred to below is security for the term facility.

         As general security for the credit facilities, IMSI provided a general assignment of all of the assets of IMSI, a general assignment of book debts and life insurance on the life of Michael Steele. Each of Prime, Transcontinental, Tasty Selections, 1005549 Ontario Limited and D.C. Foods provided unlimited guarantees of the indebtedness of IMSI to The Bank of Nova Scotia supported by general assignments of all of the assets of such subsidiaries. In addition, the Company provided to The Bank of Nova Scotia a postponement and assignment of any amounts owing to it from time to time by IMSI.

         As of September 30, 1999, the Company and its subsidiaries have utilized an aggregate of $7,800,000 of authorized lines of credit totaling $10,000,000. The lines of credit bear interest ranging from Prime to Prime plus 1/2%.

Southbridge Investment Partnership No. 1, First Ontario Labour Sponsored Investment Fund Ltd, and Bank of Montreal Capital Corporation - Loan: On June 5, 2000, the Company and IMSI entered into a loan agreement with Southbridge Investment Partnership No. 1, First Ontario Labour Sponsored Investment Fund Ltd, and Bank of Montreal Capital Corporation as lenders pursuant to which IMSI has borrowed the principal amount of $4,500,000 . Interest is payable monthly in arrears at a rate of 12% per annum for the period from the date of advance to August 31, 2000, at a rate of 24% per annum for the period from September 1, 2000 to and including November 30, 2000, and at the rate of 36% per annum for the period from December 1, 2000 to and including February 28, 2001, payable monthly. The loan is subordinated to the Bank of Nova Scotia, and other lenders having first charge on assets.. The loan is secured by the assets of the Company and its subsidiary, and of IMSI and its subsidiaries. The loan will result in the Company receiving approximately $4,000,000 after deduction of fees and commissions. The loan matures on February 28, 2001.

         Business Development Bank of Canada - Mortgage: In November 1997, we received a mortgage from the Business Development Bank of Canada ("BDC") in the amount of $550,000. The mortgage is repayable in monthly installments of $3,200 plus interest. Interest is calculated based on the BDC's floating base rate plus 1%. The mortgage matures on June 23, 2012. The loan is secured by a first charge on the land and building of Prime Foods and a second charge on inventory and accounts receivable of Prime Foods, a $100,000 guarantee by an officer of the Company, a guarantee by the Company for the full amount of the loan and an assignment of shareholders' loans owed by Prime Foods to IMSI. This mortgage was outstanding as follows:

Date                                                    Amount Outstanding
----                                                    ------------------

September 30, 1999                                      $518,400

         Business Development Bank of Canada - Equipment Loan: In December 1997, we received a loan of $660,000 extended by the BDC. In December of 1998 we received an additional $400,000 from the BDC. The loan is repayable in two principal installments at December and January of each year for a 5-year term. Interest is payable monthly at 1.25% above the BDC's daily floating base rate. The loan is secured by a first charge on all personal property of Transcontinental. This loan was outstanding as follows:

Date                                                    Amount Outstanding
----                                                    ------------------

September 30, 1999                                      $736,000

         Royal Bank of Canada - Mortgage: In September 1996, 1005549 received a mortgage from Royal Bank of Canada ("RBC") with a note for $700,000. The note is repayable in monthly installments of $6,500 and matures at October 2010. Interest is payable monthly at 7.52%. The loan is secured by the general security granted to the Royal Bank of Canada as referred to below. The mortgage was outstanding as follows:

Date                                                    Amount Outstanding
----                                                    ------------------

September 30, 1999                                      $612,243

         Royal Bank of Canada - Loan: In September 1996, D.C. Foods received a loan of $200,000 extended by the RBC. The loan is repayable in monthly installments of $4,010 and is due in October 2001. Interest is payable monthly at RBC's Prime rate plus 1%. The loan is secured by the general security granted to the Royal Bank of Canada as referred to below. The loan was outstanding as follows:

Date                                                    Amount Outstanding
----                                                    ------------------

September 30, 1999                                      $86,409

         As general security for the loans by Royal Bank of Canada to D.C. Foods, $200,000.00 of cash security was granted to Royal Bank of Canada, a mortgage of the real property municipally known as 35 Northland Road,

Waterloo in the principal amount of $900,000.00 and a mortgage of the real property municipally known as 35 Northland Road, Waterloo, in the principal amount of $150,000.00 was granted by 1005549 Ontario Limited to Royal Bank of Canada, a guarantee and postponement of claim in the principal amount of $500,000.00 was granted by D.C. Foods to Royal Bank of Canada and a guarantee and postponement of claim in the principal amount of $500,000.00 was granted by IMSI to Royal Bank of Canada.

         Roynat Inc. - Loan: In August 1996, Tasty Selections received a loan of $280,000 from Roynat Inc. ("Roynat"). The loan is repayable in monthly installments of $5,000 for a 5- year term. Interest is payable monthly at Roynat's floating base rate plus 3.5%. The loan is secured by (i) a first charge on all fixed assets of Tasty Selections; (ii) a first floating charge on all other assets of Tasty Selections; (iii) postponement for the period of financing of the landlord's interest in our assets; and (iv) a priorities agreement.

Date                                                    Amount Outstanding
----                                                    ------------------

September 30, 1999                                      $135,000

         This loan was fully repaid in October, 1999.

         Roynat - Loan: In August 1996, Tasty Selections received a loan of $400,000 from Roynat. The principal amount of the loan is to repaid annually for a 5-year term, calculated at 20% of net after tax profit. Interest is payable monthly at the Roynat's floating base rate plus 3.5%. At our option, we may pay annually additional interest calculated at 10% of pre-tax profits with a minimum of $20,000 and a maximum of $50,000 due each year. The loan is secured by (i) a first charge on all fixed assets of Tasty Selections; (ii) a first floating charge on all other assets of Tasty Selections; (iii) postponement for the period of financing of the landlord's interest in our assets; and (iv) a priorities agreement.

Date                                                    Amount Outstanding
----                                                    ------------------

September 30, 1999                                      $356,299

         This loan was fully repaid in October, 1999.

         Toronto Dominion Bank - Loan: On August 1996, Tasty Selections received a loan of $250,000 from the Toronto Dominion Bank ("TDB"). The loan is repayable in monthly installments of $4,166 for a period of 60 months. Interest is payable at TDB's Prime rate plus 3%.

Date                                                    Amount Outstanding
----                                                    ------------------

September 30, 1999                                      $111,483

         This loan was fully repaid in October, 1999



As a result of the recent loan transaction with Southbridge, et, al, the Company is in compliance with financial covenants related to its banking facilities. Management continues to explore additional financing opportunities through either debt or equity to fund the operations of the Company and further acquisitions and capital expansion. To this end, in October, the Company's subsidiary, IMSI engaged Scotia Capital Inc., a division of Scotiabank & Scotia McLeod Canada, to act as its financial advisor for capital raising projects to fund certain of the Company's acquisition strategy and infrastructure expansion and production integration plans. The Company has also recently approached several other financial services companies to assist the raising of debt or equity financing to fund acquisitions and working capital. However, there can be no assurance that the Company or IMSI will be able to raise additional capital or whether such capital will be sufficient to meet its business plan or other ongoing needs.

         With respect to future payments related to on acquisitions, the Company's strategy is to perfect the purchase with the issuance of shares from treasury rather than cash. As previously mentioned, the Company currently has an obligation to issue shares typically on a formula based on EBITDA for a given period or periods to Transcontinental, DC Foods, Ultimate Cookie, and Huxtables Kitchens. The vendors of the acquired assets of Huxtables Kitchens acquisition have the option to choose a cash payment in settlement of certain interim or final payment amounts. The first such potential payment is related to earnings contingencies associated with the year ended December 31, 2000. The vendors shall have the option to chose a cash payment if certain conditions related to the Company's exchange listings, share trading volume, and market capitalization are not met. In certain circumstances, the Company has the option to make the payment in cash. The first potential cash payment would be due approximately April 2001. Management estimates that such cash amount, if chosen by the Vendor would be in the range of CDN$1.5million (US$1.034million) to CDN$1.7million (US$1.172million). Should the Company be required to make this payment in cash, a certain portion may come from working capital of the Company; however, management estimates that the Company will require additional capital to meet this payment.


YEAR 2000

         The "Year 2000" problem is the result of computer programs being written using two digits, rather than four, to define the applicable year. Computer programs and microprocessors that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, or not recognize the date at all. This could result in major system failures or miscalculations causing disruptions in operations, including among other things, a temporary inability to process transactions, send invoices, access internal financial information or engage in normal business activities. Year 2000 problems experienced by our suppliers, or us, could adversely impact our ability to meet the demands of, or service our customers, or otherwise carry on our business.

         The Company did not experience any significant or material Year 2000 related problems and does not foresee any future expenditures on such issues.


FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATION

         The Company believes that in the future its results of operations could be affected by factors such as market acceptance of new products, and the success of the Company's marketing and product development programs. Similarly, future earnings may be adversely effected by changes in the costs of product marketing, raw materials, distribution channels and labor. Additionally, where the Company continues to expand its business internationally, fluctuations in the foreign currency or general economic conditions in any of the countries in which the Company does business could adversely effect future results of operations.

         The Company's recent acquisitions and growth strategy to continue to acquire other food processing companies also may effect future results of operations. Our operating results could be adversely effected if we fail to successfully integrate or manage acquired companies or if we are not able to obtain the cost savings which we anticipate. Furthermore, the Company's results of operations could suffer if the acquired companies do not perform as we expect.

         Due to the factors noted above and elsewhere in the Management's Discussion and Analysis, the Company's future earnings and stock price may be subject to significant volatility. Past financial performance should not be considered as a reliable indicator of future performance and investors should not use historical results to anticipate trends in future periods.

CAUTIONARY STATEMENT INVOLVING FORWARD LOOKING STATEMENTS

         Some of the information contained herein may constitute forward-looking statements which are subject to various risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "plan," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial conditions or state other "forward-looking" information. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to: competitive factors and pricing pressures; relationships with manufacturers, bank, and distributors; legal and regulatory requirements; general economic conditions; and other risk factors. We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. In addition, when considering such forward-looking statements, the reader should keep in mind the factors described in other cautionary statements appearing elsewhere herein. Such statements describe circumstances which could cause actual results to differ materially from those contained in any forward looking statement.

         Statistical data or the disclosure of trends regarding the food processing industry may also be contained herein. This data may have been obtained from industry publications and reports which we believe to be reliable sources. We have not independently verified such data nor sought the consent of any organizations to refer to their reports herein.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company's headquarters are located at 350 Creditstone Rd., Unit 202, Concord, Ontario. The Company believes that the approximately 4,000 square feet space is in good condition. The Company has entered into a three year lease which commenced on March 1, 1999 and which terminates on February 28, 2002, at a gross rental rate for the initial year of $4,100 per month with increases for subsequent years during the term based on the increased costs of utilities, maintenance and taxes. In April, the Company acquired an additional 4,500 square feet at 350 Creditstone at a gross rental rate of $3,700 per month commencing March 1, 2000. The lease terminates on February 28, 2002.

         Prime Foods: Prime Foods' 15,000 square foot frozen food facility is situated on a 1 acre lot located at 620 Colby Drive, Waterloo, Ontario. Prime Foods owns the property. The building is a stand alone structure of brick and concrete with a large paved parking lot on one side of the building and a smaller paved parking lot in the front of the building. Management believes that the building is in good repair. In December of 1997, Prime Foods began to operate this frozen food facility to produce frozen entrees, bundled meals and stir fry kits for the HMR Market in the United States and Canada. The production facility is equipped with mixers, filling and wrapping units, cooking ovens, cutting units, conveyer system and a new individually quick frozen cryogenic freezing line. Management believes that the equipment is maintained in good working order. Prime Foods Processing Facility: On February 4, 1999, we announced the expansion of the Prime Foods processing facility, however, in view of the recent addition of D.C. Foods, we have temporarily suspended expansion of the Prime Foods facility so that management can evaluate how to make the best use of all our facilities.

         Pasta Kitchen: Pasta Kitchen's fresh commissary style kitchen is a 10,000 square foot facility located at 26 Milford Avenue, Toronto, Ontario. The monthly rental payment is $3,060. Management believes that the building is in good condition. This lease expires in May 2000. In January 2000, the division, with Tasty Selections leased additional production facilities at 350 Creditstone, Unit 103 to expand its production capabilities. The 23,000 square feet facility carries a monthly lease cost of 15,972 and the lease expires in February 2005. Management believes the building is in good condition.

         Transcontinental: In September 1999 Transcontinental expanded its operations into the facilities vacated by Tasty Selections. Transcontinental currently operates out of its 39,000 square foot facility located at 610 Oster Lane, Concord, Ontario. The monthly rental payment is $23,600. Management believes that the building is in good condition. The lease expires in December 2002.

         Tasty Selections/Norbakco: In September 1999, Tasty Selections moved its operations into the former Norbakco's 34,000 square foot facility located at 350 Creditstone, Unit D Concord, Ontario and acquired an additional 9,100 square feet for a total of 42,100 square feet. The monthly rental payment is $17,500. Management believes that the building is in good condition. The lease expires in February 2005.

         D.C. Foods: D.C. Foods' 25,500 square foot facility is located at 35 Northland Road, Waterloo, Ontario. The facility contains approximately 20,500 square feet of production space and 5,000 square feet of office space. The building is owned by 1005549 Ontario Limited. The building is equipped with three dock loading doors and two drive-in doors. Management believes that the building is in good condition.

         Huxtable's Kitchen: Huxtable's Kitchen's 54,000 square foot facility is located at 2100 E 49th Street, Vernon, California. The Facility contains approximately 50,000 square feet of production space and 4,000 square feet of office space. The monthly rental payment is US$30,100. Management believes that the building is in good condition. The lease expires on October 31, 2004.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF THE COMPANY

          The following table sets forth the beneficial ownership of shares of voting stock of the Company, as of March 31, 2000, of (i) each person known by the Company to beneficially own 5% or more of such shares; (ii) each of the Company's directors and its executive officers named in the Summary Compensation Table included below; and (iii) all of the Company's executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and the persons named as owners hold investment and voting power. The address of each of the persons in this table is as follows: 350 Creditstone Rd., Unit 202, Concord, Ontario. The shares of common stock of the Company differ from the Class N shares of the Company; both have the right to one vote per share, however the Class N shares of the Company are non-equity participating shares. The Class N shares provide the right to vote at meetings of shareholders of the Company for certain classes of shares of IMSI that may be exchanged for shares of common stock of the Company.



Name of                                  Amount and Nature
Beneficial Owner                    of Shares Beneficially Owned              Percentage Owned (1)
                              Common Shares       Class N        Total
Michael Steele (2)                     250,000     1,513,712    1,763,712               7.7 %
G.E. Creber (3)                        260,000       -            260,000               1.1 %
Len Shiffman (4)(5)(6)                  70,000       451,743      521,743               2.3 %
Larry Hoffman(5)(6)                    195,000       451,743      646,743               2.8 %
Victor Fradkin (5)(6)                  430,000       903,486    1,333,486               5.8 %
Southbridge Partnership              3,790,477             0    3,790,477              16.6 %
No. 1 (7)(8)
All Executive Officers                 775,000       2417198    3,192,198              13.8 %
and Directors as a Group

1. The percentage calculations are based on 22,881,400 shares on a fully diluted basis as of the date of filing and includes all shares of common stock of the Company currently outstanding; all vested options/warrants for the issue of common stock, or options and warrants that will vest in the 60 day period following the date of this filing; all Class N shares currently outstanding; all Class N shares that management reasonably estimates that the holders of Class B, C, D and E shares of IMSI (the "Exchangeable Shares") have the right to acquire based upon the exchange rights of the Exchangeable Shares for shares of common stock of the Company, and the exercise or conversion of certain convertible debt and special warrants.

     The current issued and outstanding Class N shares are held by the holders of Class X shares in IMSI. The Class X shares may be exchanged on the basis of one Class X share plus one Class N share for one share of common stock of the Company. The other Exchangeable Shares provide the holders with a right to acquire Class N shares equal to the number of shares of common stock of the Company for which the Exchangeable Shares may be exchanged based on a formula contained in the Exchangeable Share attributes.

     Upon determination of the entitlement of the Exchangeable Shares to be exchanged for shares of common stock of the Company, the holders of the Exchangeable Shares are entitled to acquire for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Exchangeable Share may be exchanged. To exchange an Exchangeable Share for common stock of the Company, the holder must exchange the Exchangeable Shares and surrender the number of Class N shares equal to such number of shares of common stock of the Company for which the Exchangeable Share may be exchanged.

     The calculation of the 22,881,400 shares is based upon the following assumptions:

i) The issue of 2,258,718 Class N shares of the Company pursuant to the rights of the holders of the 300,000 Class B shares of IMSI;

ii) the issue of 1,555,556 shares of common stock of the Company. As a result of the IMSI not satisfying certain conditions of the warrants at March 31, 2000, The 1,555,556 special warrants issued by IMSI on October 22, 1999 may now be exercised for 1,555,556 shares of common stock of the Company.

iii) the issue of an additional 311,111 shares of common stock of the Company. These shares are issuable in connection with the special warrants identified in ii), above and carry the same attributes. The warrant holder is entitled to these additional shares as a result of the Company and IMSI not being able to satisfy certain conditions on or before March 31, 2000, accordingly, the 1,555,556 warrants many now be exercised for a total of 1,866,667 shares of common stock of the Company;

iv) the issue of 55,000 shares of the common stock of the Company to the vendor of Pasta Kitchens as payment of the balance of the contingent part of the purchase price consideration at December 31, 1999;

v) the granting of an estimated 250,000 options to the vendors of Transcontinental granted as part of the consideration provided in the share purchase agreement based upon the financial results to of the division for the year ended December 31, 1999.

vi) the issue of 956,183 shares of the common stock of the Company to the former owners of Huxtable's Kitchens as provided in the asset purchase agreement based upon the financial results of the division from November 1, 1999 to December 31, 1999

vii) the issue of an estimated 418,000 Class N shares to the holders of the 500,000 Class Class E Series 1 and 2 shares held by the selling shareholders of DC Foods based upon the financial results of the division from December 8, 1998 to December 31, 1999 which will permit the said Class E shares to be exchanged for 418,000 shares of the common stock of the Company.

2. The number of shares beneficially owned by Michael Steele include 250,000 shares of common stock of the Company which he has the option to purchase at an option price of US$0.70 per share. Such option vested on August 10, 1999.

3. The number of shares beneficially owned by G.E. Creber includes 20,000 shares of common stock of the Company which he has the option to purchase at an option price of US$0.70 per share. Such option vested on August 10, 1999.

4. The number of shares beneficially owned by Len Shiffman includes 20,000 shares of common stock of the Company which he has the option to purchase at an option price of US$1.50 per share. Such option vested on December 1, 1999.

5. Len Shiffman, Larry Hoffman and Victor Fradkin own 60,000, 60,000 and 120,000 of the Class B shares of IMSI, respectively and are entitled to receive 451,743, 451,743, 903,487 Class N shares of the Company, respectively.

6. Len Shiffman, Larry Hoffman and Victor Fradkin are entitled to receive options for 50,000, 50,000 and 100,000, respectively, to purchase shares of common stock of the Company as selling shareholders of Transcontinental under the terms of the share purchase agreement.

7. The number of shares beneficially owned by Southbridge Investment Partnership No. 1 includes 1,866,667 shares of common stock of the Company to be issued upon exercise of the special warrants issued by IMSI on October 22, 1999. The address of Southbridge Investment Partnership No. 1 is 150 Water Street, Cambridge, Ontario N1R 3E2.

8. The number of shares owned by Southbridge Investment Partnership No. 1 includes 400,000 warrants to purchase shares of common stock of the Company pursuant to the share subscription agreement dated April 16, 1999.

9.

SECURITY OWNERSHIP OF IMSI

         The following tables set forth the beneficial ownership of each class of equity securities of IMSI, as of March 31, 2000, by (i) each of the Company's directors and its executive officers named in the Summary Compensation Table below; and (ii) all of the Company's executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and the persons named as owners hold investment and voting power. The address of each of the persons in these tables is as follows: 350 Creditstone Rd., Unit 202, Concord, Ontario.

CLASS X SHARES
Name of Beneficial Owner          Amount and nature of       Percentage Owned(1)
                                   shares Beneficially
                                          owned
Michael Steele                          1,513,712                 23.2%
All executive officers and              1,513,712                 23.2%
directors as a group
--------------------------------
(1) Based on an aggregate of 6,517,272 Class X shares outstanding as of March 31, 2000, including the assumed exchange by Southbridge Partnership. of 1,866,667 special warrants of IMSI for an equivalent number of Class X shares (with and a corresponding number of Class N shares of the Company), and 1,523,810 assuming the conversion of the Company's convertible debt.


CLASS B SHARES
Name of Beneficial Owner           Amount and nature of      Percentage Owned(1)
                                    shares Beneficially
                                           owned
Larry Hoffman                             60,000                     20%
Len Shiffman                              60,000                     20%
All executive officers and                120,000                    40%
directors as a group
----------------------------------
(1) Based on an aggregate of 300,000 Class B shares outstanding as of March 31, 2000.


CLASS C SHARES
Name of Beneficial Owner          Amount and nature of      Percentage Owned (1)
                                   shares Beneficially
                                          owned
Larry Hoffman                            20,000                      20%
Len Shiffman                             20,000                      20%
All executive officers and               40,000                      40%
directors as a group
--------------------------------
(1) Based on an aggregate of 100,000 Class C shares outstanding as of March 31, 2000.

CLASS D SHARES
Name of Beneficial Owner          Amount and nature of      Percentage Owned (1)
                                   shares Beneficially
                                          owned
Larry Hoffman                            11,800                    20%
Len Shiffman                             11,800                    20%
All executive officers and               23,600                    40%
directors as a group
--------------------------------
(1) Based on an aggregate of 59,000 Class D shares outstanding as of March 31, 2000.

         For a description of these securities, see "Item 8. Description of Registrant's Securities - B. Securities of IMSI."

         To the best of management's knowledge, there are no arrangements which may result in a change of control of Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
         The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board. There are no family relationships between any of the officers or directors of the Company or its wholly owned subsidiaries.

         The directors and executive officers of the Company are as follows:

Name                         Age       Positions and Offices

Michael Steele               41        President and Chief Executive Officer, Director
G.E. Creber                  68        Secretary, Director
Len Shiffman                 41        Director
Larry Hoffman                54        Treasurer, Vice President and Chief Financial

         Michael Steele has served as the Company's President and Director since July 16, 1998. He also served as the Company's Secretary from July 16, 1998 to December 2, 1998. He also holds director and executive officer positions with IMSI, Prime Foods, DC Foods, Tasty, International USA and Transcontinental. Prior to joining the Company, from 1993 to 1995, Mr. Steele served as an officer of Thermco Canada, an environmental technology company with offices in Canada, Europe and the United States which he founded. In late 1994, Thermco Canada was purchased by Halozone Technologies, a publicly traded environmental corporation. From 1995 to 1997, Mr. Steele served as Senior Vice President of Cott Corporation, a private food label. In late 1997, he left the Cott Corporation and founded IMSI.

         G.E. Creber has served as Director and Secretary of the Company since December 2, 1998. Mr. Creber also serves as a Director of IMSI and as a director and officer of other reporting companies. He is the President and Chief Executive Officer of International Pursuit Corporation, Director and Secretary of World Point Terminals Inc. and Director of CML Industries Ltd. Mr. Creber is also a partner at Fogler, Rubinoff, Barristers and Solicitors. He has held these positions since 1994.

         Len Shiffman has served as Director of the Company since December 1, 1998. He also serves as a Director of IMSI. Mr. Shiffman is currently President of Lauderdale Capital Inc., a private investment, capital venture company. From 1985 to 1996, Mr. Shiffman served as Vice President in the Real Estate Corporate Finance Department of Citibank Canada.

         Larry Hoffman is the Treasurer, Vice President and Chief Financial Officer of the Company. He has held these positions since December 1, 1998. He also holds executive officer positions with IMSI and Transcontinental. Prior to joining the Company, Mr. Hoffman served as Executive Vice President of Transcontinental from January 1997 to November 1998. From October 1995 to January 1997, he served as President of Prime Bakers, Inc., a producer of frozen bakery products. From October 1994 to January 1997, he served as President of Prime Pastries (1994) Inc., a producer of frozen non- baked products. Mr. Hoffman is a Chartered Accountant.



SIGNIFICANT EMPLOYEES OF THE COMPANY'S SUBSIDIARIES

         Victor Fradkin has served as a director of Transcontinental since the company's inception in 1983. After founding Transcontinental, he developed manufacturing practices to mass-produce Fillo Dough and Fillo Hors D'oeuvres which has allowed Transcontinental to grow into a major producer of these specialty products in Canada.

         Allan Greenspoon has served as President of Tasty Selections since 1996. He is also serving as President and Director of Ultimate since October 18, 1999. Prior to joining Tasty Selections, from 1987 to 1995, Mr. Greenspoon served as President of Circlet Foods, Inc. Mr. Greenspoon has 19 years of experience in the food processing industry.

         Donald Kilimnik has served as President of D.C. Foods since its inception in 1991. Prior to co-founding D.C. Foods, from 1987 to 1991, he served as General Manager for Stillmeadow Farm in Elora, Ontario. Mr. Kilimnik has over 15 years of experience in the food processing industry.

         Robert Curik has served as Vice President of D.C. Foods since its inception in 1991. Prior to co-founding D.C. Foods, from 1989 to 1991 he served as Operations Manager at Stillmeadow Farms in Elora, Ontario. Mr. Curik has nearly 20 years experience in the food processing industry.

         Michael Eskenazi has served as Founder and President of Ultimate Cookie Co Inc since 1991. Prior that he was President and Founder of F&N Cookie Ltd since 1985. Mr. Eskenazi has approximately 15 years bakery experience.

         Cliff Marquart has served as CEO of Huxtable's Foods, L.L.C. from 1996 to November 1999 and has served as president of Huxtables Kitchen Inc. from November 1999. He has extensive experience in grocery brand marketing and development, including Stokely, Bongrain's Fluere d'Lait Foods Company, and Morning Star Group.

ITEM 6.  EXECUTIVE COMPENSATION

         The following tables set forth the compensation paid or accrued by the Company during the years ended December 31, 1998 and 1997 and the nine month period ended September 30, 1999 to the Company's officers and directors. Only one of the executive officers, Michael Steele, President of the Company, earned over $US 100,000 ($CD 145,000) during the year ended December 31, 1998. None of the other executive officers of the Company earned more than $US 100,000 ($CD 145,000) during the years ended December 31, 1998 and 1997.

                                                          Summary Compensation Table
                                                          --------------------------
                                     Annual Compensation                        Long Term Compensation
                                     -------------------                        ----------------------

                                                             Other        Restricted
                                                             Annual         Stock        Securities      LTIP
Name and                         Salary        Bonus      Compensation      Awards       Underlying     Payout
Principal                        ------        -----      ------------      ------       Options/       ------
Position                Year      ($)           ($)            ($)            ($)        SARs (#)        ($)
--------                ----      ---           ---            ---            ---        --------        ---
Michael Steele,         1999     240,000      75,000             0             0              0           0

President and           1998     150,000           0             0             0        625,000           0
Director                1997           0           0             0             0              0           0

G.E. Creber,            1999           0           0             0             0              0           0
Secretary and           1998           0           0             0             0        100,000           0
Director                1997           0           0             0             0              0           0

Len Shifman,            1999           0           0             0             0              0           0
Director                1998                       0           36,000          0        100,000           0
                        1997           0           0             0             0              0           0

Larry Hoffman,
Treasurer, Vice         1999     125,000           0             0             0              0           0
President & Chief       1998     100,000           0             0             0              0           0
Executive Officer       1997     100,000           0             0             0              0           0



                       Option / SAR Grants in Fiscal 1999

                                                          % of Total               Exercise
Name and                    Number of Securities         Options/SARs              or Base
Principal                   Underlying Options/           Employees                 Price
Position                          SARs (#)              in Fiscal Year           ($US/Share)         Expiration Date
--------                          --------              --------------           -----------         ---------------
Michael Steele,
President and
Director                          625,000                   75.8%           US$0.70 ($CD 1.02)      August 2008

G.E. Creber,
Secretary and
Director                          100,000                   12.1%           US$0.70 ($CD 1.02)      August 2008

Len Shiffman,
Director                          100,000                   12.1%           US$1.50 ($CD 2.19)      December 2008

Aggregated Option / SAR Exercises in Fiscal 1999 and FY-End Option / SAR Values

                                                                                                     Value of Unexercised
                                                                           Number of Securities      In-the-Money Options
                                                                          Underlying Unexercised            /SAR's
Name and                         Shares                                      Options/ SAR's at          at FY-End ($)
Principal                      Acquired on                                FY-End (#) Exercisable/        Exercisable/
Position                       Exercise #          Value Realized ($)          Unexercisable            Unexercisable
--------                       ----------          ------------------          -------------            -------------
Michael Steele,                     0                      0                  250,000/375,000         807,500/1,212,250
President and
Director

G.E. Creber, Secretary              0                      0                   20,000/80,000            64,600/258,400
and Director

Len Shifman Director                0                      0                   20,000/80,000           441,600/166,400


COMPENSATION OF DIRECTORS

         The Company currently does not pay any cash compensation to its non-employee directors. Directors who are also our employees also receive no additional compensation for their services as directors.

EMPLOYMENT AGREEMENT

         In August 1998, the Company entered into an employment agreement with Michael Steele. Under this agreement, we agreed to employ Mr. Steele as our president and chief executive officer at an annual salary of US$160,000 as well as an annual bonus equal to five percent of our earnings before income taxes, depreciation and amortization. If Mr. Steele's employment with us is terminated for any reason other than cause, voluntary termination by Mr. Steele, we shall be obligated to pay Mr. Steele the total of two years' salary, the bonus that Mr. Steele would have received for the fiscal year that he is terminated, as reasonably determined by us, had he continued with us and the present value of all other employee benefits Mr. Steele would have received for twenty-four months had his employment with us continued.

         In December 1998, IMSI entered into an employment agreement with Larry Hoffman. Under this agreement, we agreed to employ Mr. Hoffman as our vice-president and chief financial officer at an annual salary of $125,000. If Mr. Hoffman's employment with us is terminated for any reason other than cause, voluntary termination by Mr. Hoffman or the expiration of the five year term of the agreement, we shall be obligated to pay Mr. Hoffman the total of two years salary or salary for the unexpired term which ever is less based on the salary for the fiscal year in which he is terminated, and the all other employee benefits Mr. Hoffman would have received for such period.

STOCK OPTION PLAN

         On August 10, 1998, the Board of Directors of the Company approved a stock option plan (the "Option Plan") applicable to the Company's officers and directors and authorized the grant of options covering up to 2,500,000 shares of common stock. Pursuant to the Option Plan, options are granted with an exercise price equal to or greater than the then-current fair market value of the shares of common stock. Options may generally be exercised in equal proportions during the years following the first to fifth anniversary of the date of grant and expire on the tenth anniversary or upon termination of employment. As of at October, 1999, options covering 825,000 shares of common stock had been granted.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         On October 22, 1999, Southbridge Equities Inc., a corporation organized under the laws of the Province of Ontario, Canada ("Southbridge Equities"), subscribed for 1,555,556 special warrants of IMSI, for an aggregate consideration of approximately US$4,700,000 (CDN$6,815,000). These warrants were subsequently transferred to a related entity--Southbridge Investment Partnership No. 1 Prior to this transaction, Southbridge, Inc. (a related company which was wound up into Southbridge Equities Inc.) beneficially owned 1,923,810 shares of common stock of the Company. Immediately following the purchase of the special warrants, based upon the assumption that the special warrants had been exercised, Southbridge Equities Inc. had an aggregate ownership of 15.2% of the Company based upon 22,881,400 shares outstanding. On March 31, 2000, Southbridge became eligible for an additional 311,111 Class X shares under the terms of the special warrants. On March 31, 2000 special warrants became eligible for exchange into shares of common stock of the Company. See "Item 8:
Description of Registrant's Securities."

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES

SECURITIES OF THE COMPANY


         As previously mentioned, throughout this document, the Company makes frequent references to "EBITDA". EBITDA is defined as operating earnings earnings before interest revenue and expense, income taxes (current and deferred), depreciation of capital assets, and amortization of intangible assets. From a management perspective, EBITDA is the primary measure upon which resources are allocated to operations within the corporate group, the basis upon which acquisitions are valued and to determine the ultimate purchase prices of certain acquisitions. EBITDA is a non-GAAP measure of profitability and cash earnings and therefore is not presented in the Company's external financial statements.


         As of March 31, 2000, the Company's authorized capital stock consisted of 25,000,000 shares of common stock with a par value of US$0.001 per share and 10,000,000 shares of Class N stock with a par value of US$0.001 per share

         COMMON STOCK. As of March 31, 2000, there were 10,476,048 shares of common stock outstanding which were held by 102 holders of record. All shares of common stock issued and outstanding are validly issued, fully paid and non-assessable.

         Each share of common stock entitles the holder thereof to one non-cumulative vote, either in person or by proxy, at meetings of shareholders. Shareholders of our common stock do not have cumulative voting rights. Therefore, shareholders of more than 50% of the issued and outstanding shares of common stock and Class N shares can elect all of the directors of the Company.

         CLASS N SHARES. As of March 31, 2000 there were a total of 3,110,795 Class N shares issued and outstanding. The Class N shares are non-equity participating and are entitled to identical voting rights as shares of common stock. The Class N shares are issued to shareholders of IMSI who have shares of IMSI that are exchangeable into shares of common stock of the Company so that such shareholders of IMSI have voting rights at meetings of the shareholders of the Company. The holders of the Class N shares have no rights of participation on a liquidation or winding up of the Company.

         As of March 31, 2000 the Company had reserved 2,200,000 Class N shares for issuance upon determination of the exchange rights of the Class B shares, Class C shares, and Class D shares issued by IMSI. The Company will be required to reserve an additional 960,000 Class N shares in connection with such conversion based upon management's estimates that approximately 3,160,000 shares of common stock of the Company will be issued to the former shareholders of Transcontinental in exchange for all of the Class B shares, Class C shares and Class D shares. The holders of the Class B shares, the Class C shares and the Class D shares are entitled to receive a number of Class

N shares based upon the number of shares of common stock of the Company for which each of the Class B shares, the Class C shares and the Class D shares may be exchanged as determined in accordance with the share attributes of each such class. The holders of Class E shares of IMSI have the same right to receive a number of Class N shares based upon the number of shares of common stock of the Company for which each series of the Class E shares may be exchanged as determined in accordance with the share attributes of each such series. See "- Securities of IMSI." There is no publicly traded market for the Class N shares.

         OPTIONS

         OPTIONS GRANTED IN CONNECTION WITH ACQUISITION OF 1005549 AND TASTY
SELECTIONS: In connection with the acquisitions of 1005549 and Tasty Selections, the Company committed to issue options pursuant to employment agreements with certain selling shareholders of the companies acquired. In each case, the exercise price of the options granted shall be the market price as determined by reference to the principal exchange upon which shares of common stock of the Company are listed on the date that the audited consolidated financial statements of the Company are approved by the Board of Directors following the period with respect to which the options relate. Each employee is granted a base number (the "Base Number") of options for each fiscal period under the term of the respective employment agreement. The terms of the employment agreements range from four to five years. While the individual is employed with the Company, the number of options granted following each fiscal period for each employee is determined as follows:

         (a) if less than 85% of the performance target for the employee is achieved, then no options are granted to the employee.

         (b) if between 85% and 100% of the performance target for the employee is achieved, then the Base Number of options will be granted to the employee for the relevant fiscal period.

         (c) if greater than 100% of the performance target for the employee is achieved, then the Base Number of options granted shall be increased on a proportionate basis and such number granted to the employee for the relevant fiscal period.

         Assuming all of the employees achieve between 85% and 100% of their respective performance targets for the fiscal period ending December 31, 1999, the Company will be required to grant a total of 100,000 options at a Board of Directors meeting in which the audited consolidated financial statements of the Company for the year ending December 31, 1999 are approved.

         The options shall vest in accordance with the terms of the individual employment agreements. Generally, 20% of the options granted will vest on the grant date, with the remaining options vesting equally at each anniversary of the grant date.

         Options to Brokton International, Ltd., Dover IX Investment Limited, IPO International Ltd. and Tinamilu Holdings Inc.: In consideration of the assistance provided in completing the financing undertaken by the Company in July 1998, the Company granted options to purchase 250,000 shares of common stock of the Company to each of Brokton International, Ltd., Dover IX Investment Limited, IPO International Ltd. and Tinamilu Holdings Inc. The options were in each case available for exercise during the period from and including February 1, 1999 to and including July 31, 1999 at an option price of $US 1.00 ($CD 1.46) per optioned share. In May 1999, the Company granted to each of the optionees an extension for the exercise of the said options whereby in each case, options for 100,000 of the optioned shares shall be available for exercise to and including December 31, 1999 and the remaining options for 150,000 optioned shares shall be available for exercise to and including June 30, 2000. As of March 31, 2000, options for 400,000 shares of the Company have been exercised.

         Options to Robert Caldwell Capital Corporation: In consideration of financings completed by the Company and IMSI in April and May, 1999, pursuant to an agency agreement dated April 10, 1999 between IMSI and Robert Caldwell Capital Corporation ("Caldwell"), IMSI paid to Caldwell a commission of $380,000 and, in addition, granted to Caldwell options to purchase up to 144,762 shares of common stock of the Company at an option price of

$US 1.75 ($CD $2.55) per optioned share with the options being available for exercise to and including April 17, 2000. In April 2000 the Company granted an extension for exercising the above options to May 31, 2000.

         Options to Baybak and Company, Inc.: In consideration of services provided to the Company by Michael Baybak and Company, Inc. ("Baybak"), the Company granted to Baybak options to purchase 125,000 shares of common stock of the Company during the period to and including December 31, 2001. The option price for 50,000 of the optioned shares is $US 0.90 ($CD 1.31) per common share and the option price for the remaining 75,000 optioned shares is $US 1.50 ($CD 2.19) per optioned share.

         Options to Barbara Druxerman: The Company has granted to Barbara Druxerman, the Vice President of Development of Transcontinental, options to purchase 3,000 shares of common stock of the Company which shall have an exercise price of $US 2.00 ($CD 2.91) per common share and such options shall vest as to 20% on the ninety-first day following the date of her commencement of employment with Transcontinental and 20% each on the first, second, third and fourth anniversaries of the date of Ms. Druxerman's commencement of employment.

         Warrants to Southbridge Inc.: On April 16, 1999 Southbridge Inc. subscribed for 1,523,810 shares of common stock of the Company at a subscription price of $2.625 per common share. As part of the subscription the Company granted to Southbridge 400,000 warrants which entitle Southbridge to purchase up to 200,000 shares of common stock at the price of $2.25 per common share during the period to April 16, 2001 and 200,000 shares of common stock at the price of $2.625 per common share during the period to April 16, 2001. In December, 1999 Southbridge Inc.'s rights to the warrants were transferred to Southbridge Investment Partnership No. 1, a related entity to Soutbridge Inc.

         Options to the vendors of Transcontinental Gourmet Foods: The Company granted options to the vendors of Transcontinental Gourmet Foods ("Transcontinental") (pro rata to their common shareholdings in Transcontinental). The maximum number of common shares is to be determined as follows: the amount of the Adjusted EBITDA (as defined in the Share Purchase Agreement) in excess of $1,000,000 for the 12 months ending December 31, 1999 divided by the lesser of US$2.00 and the average closing share price for the ten trading days prior to December 31, 1999. The Vendors must elect to purchase such common shares during the one year period following determination of the number of common shares available under the option formula. Management currently estimates that the number of common shares available to be exercised by the shareholders will be approximately 250,000 shares.

         Options to Third Party Financial Advisors: On October 27, 1999, in consideration for assistance in closing certain equity financing transactions, the Company granted options to purchase 100,000 shares of common stock of the Company. having a per share exercise price that is determined by calculating the average of the trading price on the OTC Bulletin Board for 10 trading days trading price prior to the date of grant (US$3.01 (CDN$4.36) per share). All options must be exercised within 12 months of the date of grant.

         Options to Cliff Marquart: On October 27, 1999, in consideration of Cliff Marquart serving as President of Huxtable's Kitchens Inc. the Company granted to him options for 50,000 shares of the common stock of the Company. The options have a per share exercise price of US$3.00 (CDN$4.35) per share. The options vest as to 10,000 shares on each of November 12, 1999 and each of the four succeeding anniversaries of such date.


SECURITIES OF IMSI

         The following securities of IMSI are issued and outstanding. There is no public trading market for any of the following securities.

         CLASS X STOCK. IMSI has issued and outstanding 3,110,795 Class X shares which are exchangeable on the basis of one Class X share and one class N share of the Company for one share of common stock of the Company. Class X shares are non-participating and non-voting.

         CLASS B SHARES. IMSI has issued 300,000 Class B shares. Class B shares are non-participating and non-voting except in respect of any future modification or changes in the Class B share characteristics. The Class B shares are exchangeable into such number of shares of common stock of the Company as determined by calculating the earnings before income tax, depreciation and amortization ("EBITDA") of Transcontinental for the twelve month period ended February 28, 1999, and multiplying such amount by 5, less the adjusted book value; then by dividing that amount by the Canadian dollar equivalent of $US
1.40 ($CD 2.04) at February 28, 1999 and subtracting from that amount 53,000. It has been determined and agreed that the Class B shares may be exchanged for 2,258,718 shares of common shares of the Company.

         The shareholders of the Class B shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class B shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class B share being exchanged for the number of shares of common stock of the Company for which the Class B share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

         CLASS C SHARES. IMSI has issued 100,000 Class C shares. Class C shares are non-participating and non-voting except in respect of any future modification or changes in the Class C share characteristics. The Class C shares are exchangeable into a number of shares of common stock of the Company, such number of shares to be determined by calculating the EBITDA of Transcontinental for the twelve month period ended February 28, 2000; then by dividing that amount by the Canadian dollar equivalent at February 28, 2000 of the lesser of $US 2.00 ($CD 2.92) or the current market price of one share of common stock of the Company determined at February 28, 2000.

         The shareholders of the Class C shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class C shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class C share being exchanged for the number of shares of common stock of the Company for which the Class C share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

         CLASS D SHARES. IMSI has issued 59,000 Class D shares. Class D shares are non-participating and non-voting except in respect of any future modification or changes in the Class D share characteristics. The Class D shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined by calculating the EBITDA of Transcontinental for the twelve month period ended February 28, 2001 minus the adjusted EBITDA of Transcontinental for the twelve month period ended February 28, 2000; then by dividing that amount by the Canadian dollar equivalent at February 28, 2001 of the lesser of $US 2.00 ($CD 2.92) or the current market price of one share of common stock of the Company determined at February 28, 2001.

         The shareholders of the Class D shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class D shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class D share being exchanged for the number of shares of common stock of the Company for which the Class D share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

         CLASS E SERIES 1 AND 2 SHARES. IMSI has issued 250,000 Class E Series 1 shares and 250,000 Class E Series 2 shares. Class E Series 1 and 2 shares, are non-participating and non-voting except in respect of any future modification or changes in the Class E Series 1 and 2 shares.

         The Class E Series 1 shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined as follows: the amount being 50% of the Adjusted EBITDA of 1005549 and DC Foods for the period from and including December 7, 1998 to and including December 31, 1999, or an earlier date at the election of the Series 1 shareholders in the event (a) of the death, permanent disability or termination of employment, without cause, of either Donald Kilimnik or Robert Curik, (b) Michael A. Steele is not the Chief

Executive Officer of the Company, or (c) that a take-over bid for IMSC results in a single shareholder acquiring more than fifty percent of the issued and outstanding shares of IMSC, divided by the current market price of one share of common stock of the Company determined as at December 31, 1999, or such earlier date. Class E Series 1 shares, are non-participating and non-voting except in respect of any future modification or changes in the Class E Series 1 shares.

         The Class E Series 2 shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined by dividing 50% of the Adjusted EBITDA of 1005549 and DC Foods for the period from and including December 7, 1998 to and including December 31, 1999, or an earlier date at the election of the Series 2 shareholders in the event (a) of the death, permanent disability or termination of employment, without cause, of either Donald Kilimnik or Robert Curik, (b) Michael A. Steele is not the Chief Executive Officer of the Company, or (c) that a take-over bid for IMSC results in a single shareholder acquiring more than fifty percent of the issued and outstanding shares of IMSC, divided by the current market price of one share of common stock of the Company determined as at December 31, 1999, or such earlier date. Class E Series 2 shares, are non-participating and non-voting except in respect of any future modification or changes in the Class E Series 2 shares.

         The shareholders of the Class Series 1 shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class E Series 1 shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class E Series 1 share being exchanged for the number of shares of common stock of the Company for which the Class E Series 1 share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

         The shareholders of the Class Series 2 shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class E Series 2 shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class E Series 2 share being exchanged for the number of shares of common stock of the Company for which the Class E Series 2 share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

         CLASS E SERIES 3 AND 4 SHARES. IMSI has issued 250,000 shares of Class E Series 3 shares and 250,000 shares of Class E Series 4 shares. Class E Series 3 and 4 shares are non-participating and non-voting except in respect of any future modification or changes in the Class E Series 3 and 4 share characteristics.

         Class E Series 3 shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined as follows: the amount being 50% of [four times the Adjusted EBITDA of 1005549 and DC Foods for the period ending March 31, 2002 or December 31, 2002 (such period to be selected by the Series 3 shareholders in their absolute discretion) or an earlier date at the election of the Series 3 shareholders in the event (a) of the death, permanent disability or termination of employment, without cause, of either Donald Kilimnik or Robert Curik, (b) Michael A. Steele is not the Chief Executive Officer of the Company, or (c) that a take-over bid for IMSC results in a single shareholder acquiring more than fifty percent of the issued and outstanding shares of IMSC, minus (A) $6,000,000 and (B) an amount equal to the greater of (i) the Adjusted EBITDA of 1005549 and DC Foods for the period from and including December 7, 1998 to and including December 31, 1999, and (ii) zero], divided by the current market price of one share of common stock of the Company determined as at March 31, 2002 or December 31, 2002, or such earlier date.

         Class E Series 4 shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined as follows: the amount being 50% of [four times the Adjusted EBITDA of 1005549 and DC Foods for the period ending March 31, 2002 or December 31, 2002 (such period to be selected by the Series 4 shareholders in their absolute discretion) or an earlier date at the election of the Series 4 shareholders in the event (a) of the death, permanent disability or termination of employment, without cause, of either Donald Kilimnik or Robert Curik, (b) Michael A. Steele is not the Chief Executive Officer of the Company, or (c) that a take-over bid for IMSC results in a single shareholder acquiring more than fifty percent of the issued and outstanding shares of IMSC, minus (A) $6,000,000 and (B) an amount equal to the greater of (i) the Adjusted EBITDA of 1005549 and DC Foods for the period from and including December 7, 1998 to and including December 31, 1999, and (ii) zero], divided by the current market price of one share of common stock of the Company determined as at March 31, 2002 or December 31, 2002, or such earlier date.

         The shareholders of the Class Series 3 shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class E Series 3 shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class E Series 3 share being exchanged for the number of shares of common stock of the Company for which the Class E Series 3 share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

         The shareholders of the Class Series 4 shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class E Series 4 shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class E Series 4 share being exchanged for the number of shares of common stock of the Company for which the Class E Series 4 share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

         CLASS E SERIES 5 AND 6 SHARES. IMSI has issued 250,000 shares of Class E Series 5 shares and 250,000 shares of Class E Series 6 shares. Class E Series 5 and 6 shares are non-participating and non-voting except in respect of any future modification or changes in the Class E Series 5 and 6 share characteristics.

         Class E Series 5 shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined as follows: the amount being four times the Adjusted EBITDA of Ultimate for the one (1) year period ending April 30, 2000, less the net book value of Ultimate at that date, divided by the current market price of one share of common stock of the Company determined as at April 30, 2000.

         Class E Series 6 shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined as follows: the amount being 25% of the aggregate of: (i) net sales in the calendar year 2002 of cookie dough or cookies by Ultimate and Tasty Selections; (ii) the amount of net sales in the year 2002 of any products under the trademarks of or licensed to Ultimate ; and (iii) the amount of net sales in the year 2002 in the Province of Quebec of Tasty Selections products; and (iv) the amount of net sales in the year 2002 in the Province of Quebec that Michael Eskenazi or any employee under his direct control is involved in developing or promoting; minus the amount being four times Adjusted EBITDA of Ultimate for the one (1) year period ending April 30, 2000; divided by the current market price of one share of common stock of the Company determined as at December 31, 2002.

         The shareholders of the Class Series 5 shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class E Series 5 shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class E Series 5 share being exchanged for the number of shares of common stock of the Company for which the Class E Series 5 share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

         The shareholders of the Class Series 6 shares are entitled to purchase for nominal consideration a number of Class N shares equal to the number of shares of common stock of the Company for which the Class E Series 6 shares may be exchanged. In the event that the shareholders acquire the Class N shares, then upon a Class E Series 6 share being exchanged for the number of shares of common stock of the Company for whichthe Class E Series 6 share may be exchanged, a number of Class N shares equal to such number of shares of common stock of the Company shall be surrendered to the Company.

         OPTIONS. IMSI granted options to James Guinchard, the President and Director of Prime Foods, to purchase 40,000 Class X shares of IMSI, 16,000 of which have vested. The options for the remaining 24,000 Class X shares will vest at an option price of $US 0.625 ($CD 0.91), of which 8,000 of the optioned shares shall vest on November 3, 2000, a further 8,000 of the optioned shares shall vest on November 3, 2001, and the remaining 8,000 optioned shares shall vest on November 3, 2002.

         CONVERTIBLE LOAN: On May 10 , 1999, IMSI and the Company entered into a loan agreement with First Ontario Fund ("First Ontario") and Bank of Montreal Capital Corporation ("BMOCC") with respect to a $4 Million financing. The funding was advanced as to $1.5 Million by BMOCC and as to $2.5 Million by First Ontario. The financing was secured by general security granted by each of IMSI and the Company, a guarantee and general security agreement from each of IMSI's subsidiaries, a mortgage of the premises owned by Prime at 620 Colby Drive, Waterloo, Ontario, and a share pledge agreement executed by the Company pursuant to which it pledged its common shares in the capital of IMSI to First Ontario and BMOCC.

The terms of the loan are as follows: (a) the interest rate for the period ending April 15, 2000 is 7% per annum and thereafter until maturity on April 15, 2003 is 13% per annum; (b) the outstanding debt is convertible, at the option of the holder, into Class X shares of IMSI at a price of $2.62 per share; (c) the holder has the right to acquire a number of Class N shares equal to the number of Class X shares received; (d) IMSI has the option to force conversion into Class X and N shares at any time after July 1, 1999 provided that (i) the Company's common stock trades on a major North American stock exchange approved by the lenders, (ii) the Company's common stock has a cumulative trading volume during a twenty day period of the greater of (1) 300,000 shares of common stock, or (2) five percent of the number of issued shares of common stock that are not subject to any escrow agreement or resale restrictions set out in the Ontario Securities Act, and (iii) the weighted average trading price during such twenty day period is not less than the United States Dollar equivalent of $CD 5.50.

Concurrently with the completion of such financing, the Company granted 156,250 warrants to First Ontario and 93,750 warrants to BMOCC to acquire shares of the common stock of the Company with each such warrant entitling the holder to purchase one share of the common stock of the Company at the following prices: the 93,750 warrants held by First Ontario and 56,250 warrants held by BMOCC are exercisable at a purchase price of $2.24 and 62,500 warrants held by First Ontario and 37,500 warrants held by BMOCC are exercisable at a purchase price of $2.62.

SPECIAL WARRANTS. On October 22, 1999, Southbridge Equities Inc., a corporation organized under the laws of the Province of Ontario, Canada ("Southbridge Equities"), subscribed for 1,555,556 special warrants ("Special Warrants") of IMSI, for an aggregate consideration of approximately US$4.7 million (CDN$6,815,000). Each Special Warrant entitles Southbridge Equities, upon exercise thereof without any further consideration, to receive one Class X share (an "Exchangeable Share") of IMSI. Such Special Warrants are immediately exercisable and any Special Warrant not exercised by October 22, 2000 (or earlier under certain circumstances) will be deemed to have been exercised as of such date. The Special Warrants are subject to customary anti-dilution adjustment provisions. In addition, each Special Warrant will be exercisable for
(i) 1.1 Exchangeable Shares in the event that IMSI does not receive a receipt for a (final) prospectus issued by the Ontario Securities Commission by August 5, 2000, and (ii) 1.2 Exchangeable Shares in the event that IMSI is not able to obtain additional financing of least US$7 million by March 30, 2000 or certain trading volume and price targets for the Company's common stock are not met. Also, in the event that IMSI is not able to obtain such additional financing by March 30, 2000, the Special Warrants will be deemed to be amended to change all references to Exchangeable Shares to refer to the common stock of the Company. These securities were sold in an offshore transaction in reliance on Regulation S under the Securities Act of 1933, as amended. In connection with such subscription, the Company and its subsidiary entered into additional agreements with Southbridge Equities which, among other thing, address registration rights. The proceeds have been used to fund previously announced acquisitions and expansion plans. On January 1, 2000 the shares and option rights of Southbridge Inc. and the Special Warrants of Southbridge Equities Inc. were subsequently transferred to a related entity--Southbridge Investment Partnership No. 1. The condition to be satisfied on or before March 30, 2000 was not satisfied, and accordingly the 1,555,556 special warrants when exerscised will entitle the holder to 1,866,667 shares of common stock of the Company.

         LIQUIDATION RIGHTS OF IMSI SECURITIES. None of the securities of IMSI have the right to participate in a liquidation or winding up of the Company. However, the Class X, Class B shares, the Class C shares, the Class D shares, and the Class E Series 1, 2, 3, 4, 5, and 6 shares are exchangeable for common shares of the Company. In the event that the liquidation event occurs prior to the determination of the number of shares of commons stock of the Company that Class B shares, Class C shares, Class D shares and Class E shares may be exchanged for, the share provisions provide for an exchange rate that is based on an estimate of the anticipated exchange rate. Class X share holders of IMSI are entitled to receive one share of the common stock of the Company for each Class X share held by such shareholder. Upon such conversion, the former holders of IMSI securities shall have the same right to participate in a liquidation or winding up of the Company as all the other holders of the Company's common stock.

REGISTRATION RIGHTS

         The Company entered into registration rights agreements with each of Southbridge Inc., Southbridge Equities Inc.(the rights to which were subsequently transferred to Southbridge Partnership No. 1) and certain persons that acquired securities of the Company or IMSI (or rights to receive such securities) in connection with the Company's acquisition of each of Huxtable's Foods L.L.C., The Ultimate Cookie Co. Inc., D.C. Foods and Transcontinental. The Loan Agreement with First Ontario and BMOCC entered into in April, 1999 includes an obligation with respect to the registration of the shares of common stock of the Company which would be available upon conversion of the loan or exercise of related warrants. The Company was obligated to effect the registration of the securities of certain of these registration rights holders under the Securities Act of 1933, as amended, in the first instance at the Company's expense, subject to conditions and limitations which apply in certain circumstances. The Company has agreed with these shareholders to file a shelf registration statement by August 31, 2000. Pursuant to the various registration rights agreements, if the Company proposes to register shares of common stock under the Securities Act of 1933, as amended, these holders are entitled to notice of such registration and are entitled to include their shares of common stock of the Company in the registration, subject to conditions and limitations. The total number of shares covered by these registration rights agreements cannot be finally determined because such number is contingent on the future financial performance of certain subsidiaries of the Company and other contingencies not currently knowable by the Company. The Company may also elect to permit other holders of shares or options to include their shares in the registration statement expected to be filed by August 31, 2000.



RIGHT OF FIRST REFUSAL

         In connection with the acquisitions of each of Transcontinental, Tasty Selections, 1005549 and Ultimate, we have acquired a first right of refusal with respect to the sale of shares of IMSI and the Company by the parties receiving such shares as part of the consideration provided in the relevant share or asset purchase agreement.

                                    PART II

ITEM 1.  MARKET PRICE OF COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         Since July 20, 1998, the common stock of the Company has been traded under the symbol "MENU" on the system of the National Association of Securities Dealers, Inc. known as the OTC Bulletin Board (the "Bulletin Board"). Prior to the amalgamation of IMSI with and into the Company, our common stock was traded under the symbol "ANMH."

         To the best of our knowledge, there are presently five market-makers for our common stock. When stock is traded in the public market, characteristics of depth, liquidity and orderliness of the market being made in the stock depends on the existence of market-makers as well as the presence of willing buyers and sellers. There can be no assurance that these market-makers will continue to make a market for our common stock.

         The principal market for our common stock is the Bulletin Board. The range of high and low bids to purchase our common stock on the Bulletin Board for the last seven quarters are as follows:

Quarter                               Low Bid - US$                       High Bid - US$
-------                               -------------                       --------------
1998 (3rd Quarter)                    $11/16                              $1 1/3
1998 (4th Quarter)                    $7/8                                $1 5/8
1999 (1st Quarter)                    $1 3/16                             $2 21/64
1999 (2nd Quarter)                    $1 51/64                            $3 5/16
1999 (3rd Quarter)                    $2 3/4                              $4
1999 (4th Quarter)                    $2 3/16                             $3 17/64
2000 (1st Quarter)                    1  3/4                              3 1/64

         The closing price of the Common Stock on the Bulletin Board was US$2.50 on March 31, 2000 and $1.562 on June 15, 2000. The total number of issued and outstanding shares of common stock of the Company that can be traded on the Bulletin Board was 3,997,538 at March 31, 2000. There were approximately 102 record holders of the Company's common stock.

         The Company has never paid cash dividends on its stock and does not intend to do so for the foreseeable future. We currently intend to retain our earnings for the operation and expansion of our business. Our continued need to retain earnings for operations and expansion is likely to limit our ability to pay dividends in the future.

ITEM 2.  LEGAL PROCEEDINGS

         Each of the Company and its wholly owned subsidiaries experiences routine litigation in the normal conduct of its business. Neither the Company nor its subsidiaries believes that any such pending litigation, will have, individually or in the aggregate, a material adverse effect on their business or financial condition.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         There have been no disagreements with our independent accountants over any item involving the Company's financial statements. Our independent accountants are Deloitte & Touche LLP, 55 King Street West, Suite 700, Kitchener, Ontario N2G 4W1.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On December 31, 1999, certain option holders exercised options covering 227,698 shares of common stock of the Company at a per share exercise price of US$1.00 (CDN$1.44), resulting in US$227,698 (CDN$330,162) being put into treasury of the Company for general corporate purposes. These securities were issued in an offshore transaction in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act").

During the year ended December 31, 1999, certain shareholders exchanged a total of 1,468,750 Class X shares of IMSI (and 1,468,750 Class N shares of the Company) for the same number of shares of common stock of the Company. Other than the surrender of such shares, there was no consideration accruing to the Company for this share exchange.

         On October 22, 1999, certain option holders exercised options covering 172,302 shares of common stock of the Company at a per share exercise price of US$1.00 (CDN$1.46), resulting in US$172,302 (CDN$249,838) being put into treasury of the Company for general corporate purposes. These securities were issued in an offshore transaction in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act").

         In August, 1999 the Company sold 200,000 shares of common stock of the Company at a price of US$3.00 (CDN$4.35) per share for total consideration of the sale were US$558,000 ($CDN809,000) net of commissions an offering costs. These securities were issued in an offshore transaction in reliance on Regulation S of the Securities Act.

         In May 1999, the Company issued shares of common stock of the Company pursuant to the redemption of warrants on a November 1998, private placement of units consisting of one shares of common stock and 1/2 redeemable stock purchase warrant, pursuant to Regulation S of the Securities Act. Each warrant entitled the registered holder to purchase one share of common stock of the Company at US$1.40 per share. The company sold 998,650 shares for a total cash consideration of $US1,384,110 (CDN$2,006,959).

         On April 16, 1999 Southbridge Inc. subscribed for 1,523,810 shares of common stock of the Company at a subscription price of $2.625 per common share, pursuant to Regulation S of the Securities Act. As part of the subscription the Company granted to Southbridge 400,000 warrants which entitle Southbridge to purchase up to 200,000 shares of common stock at the price of $2.25 per share of common stock of the Companyduring the period to April 16, 2000 and 200,000 shares of common stock of the Company at the price of $2.625 per share during the period to April 16, 2001.

         In November 1998, the Company offered 3,300,000 private placement units consisting of 3,300,000 shares of common stock of the Company and 1,650,000 redeemable stock purchase warrants, pursuant to Regulation S of the Securities Act. Each warrant entitles the registered holder to purchase one share of common stock of the Company at US$1.40 per share. The Company sold 1,997,300 units for US$0.90 each to ten investors for a total cash consideration of $US 1,666,124 (CDN$2,415,880)net of commission and offering costs. The units were issued as follows:

Purchaser                                           Date of Purchase        Shares of Common Stock
---------                                           ----------------        ----------------------
Christopher Smith                                       11/23/98                    157,000
Larry Hoffman                                           11/23/98                    110,000
Victor Fradkin                                          11/23/98                    220,000
Thinomen Gronberg and William Gronberg                  11/23/98                    110,000
Dover IX Investments, Ltd.                              11/23/98                    575,300
Mario Girorgio in Trust                                 11/23/98                    220,000
Canadian Food Fund Corp.                                11/23/98                    165,000
Bull International, Ltd.                                11/23/98                    110,000
Mark Johnson Holdings, Inc.                             11/23/98                    110,000
Britwirth Investments, Ltd.                             11/23/98                    220,000

ALL SHARE ISSUANCES DESCRIBED IN THE FOLLOWING PARAGRAPHS WERE ISSUED BY THE COMPANY, WHEN IT WAS KNOWN AS ANM HOLDING CORPORATION, PRIOR TO THE AMALGAMATION DESCRIBED IN "DESCRIPTION OF BUSINESS".

         In July 1998, the Company issued a total of 1,400,000 shares of common stock of the Company, pursuant to Rule 504 of Regulation D of the Securities Act. All 1,400,000 shares were sold to six investors for a total cash consideration of $US 925,000 ($CD1,341,250) net of commission and offering costs. The shares were issued as follows:

Purchaser                             Date of Purchase        Shares of Common Stock
---------                             ----------------        ----------------------
Tinamilu Holdings, Inc.                    7/6/98                     233,333
Brockton International                     7/6/98                     233,333
Wifsta Limited                             7/6/98                     233,333
Deevale Limited                            7/6/98                     233,333
Dover IX Investment Limited                7/6/98                     233,335
IPO International, Ltd.                    7/6/98                     233,333

         In April 1998, we issued 400,000 shares of our common stock, pursuant to Rule 504 of Regulation D of the Securities Act. All 400,000 shares were sold to three investors for a total cash consideration of US$4,000 (CDN$5,800) net of commission and offering costs. The shares were issued as follows:

Purchaser                                      Date of Purchase        Shares of Common Stock
---------                                      ----------------        ----------------------
Tiger-Eye Investments (Cayman) Ltd.                 4/9/98                     150,000
Llewellyn Capital Trust Foundation                  4/9/98                     150,000
Luserna Stiftung                                    4/9/98                     100,000

         In November 1997, the Company issued a total of 28,000 shares of common stock of the Company, pursuant to Rule 504 of Regulation D of the Securities Act. All 28,000 shares were sold to twenty-eight investors for a total cash consideration of US$1,400 (CDN$2,030) net of commission and offering costs. The shares were issued as follows:

Purchaser                          Date of Purchase        Shares of Common Stock
---------                          ----------------        ----------------------
Earle Lewis                            11/1/97                      1,000
Pam Lewis                              11/1/97                      1,000
Melanie Lewis                          11/1/97                      1,000
Sherrye Sailes                         11/1/97                      1,000
Sheyne Almond                          11/1/97                      1,000
Sheyanne Almond                        11/1/97                      1,000
Rheece Metcalfe                        11/1/97                      1,000
Raelyn Metcalfe                        11/1/97                      1,000
Cathryn Newman                         11/1/97                      1,000
Gary Newman                            11/1/97                      1,000
Mitchell Newman                        11/1/97                      1,000
Nicholas Newman                        11/1/97                      1,000
Philip Fox                             11/1/97                      1,000
Carole Fox                             11/1/97                      1,000
David Shaw                             11/1/97                      1,000
Mary-Margaret Mackinnon                11/1/97                      1,000
Thomas Shaw                            11/1/97                      1,000
Sandy Michie                           11/1/97                      1,000
Pat Michie                             11/1/97                      1,000
Dene Knight                            11/1/97                      1,000
Lorraine Knight                        11/1/97                      1,000
Doug Knight                            11/1/97                      1,000
Kathy Knight                           11/1/97                      1,000
Darcy Knight                           11/1/97                      1,000

Tyler Knight                           11/1/97                      1,000
Bill Roberts                           11/1/97                      1,000
Doug Harrington                        11/1/97                      1,000
Ed Smith                               11/1/97                      1,000

         In October 1997, the Company issued a total of 1,250,000 shares of common stock of the Company, pursuant to Rule 504 of Regulation D of the Securities Act. All 1,250,000 shares were sold to seven investors for a total cash consideration of US$12,500 (CDN$18,125) net of commission and offering costs. The shares were issued as follows:

Purchaser                                            Date of Purchase      Shares of Common Stock
---------                                            ----------------      ----------------------
International Treasury &  Investments                      10/21/97                     220,000
International Commerce Clearing Corporation                10/21/97                     220,000
Norton International Holdings, Ltd.                        10/21/97                     220,000
Tiger Eye Investments (Cayman), Ltd.                       10/21/97                     220,000
Llewellyn Capital Trust Foundation                         10/21/97                     220,000
Knight Family Trust                                        10/21/97                      40,000
Michie Family Trust                                        10/21/97                     110,000

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Nevada General Corporation Law ("NGL"), permits a corporation to indemnify any person who is, was, or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was an officer, director, employee, or agent of the corporation, against such person's costs and expenses incurred in connection with such action, suit or proceeding so long as he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a criminal action, he or she had no reasonable cause to believe that his or her conduct was unlawful. Furthermore, the NGL requires the corporation to indemnify any such person who is successful on the merits or in the defense of such action, suit or proceeding against costs and expenses actually and reasonably incurred in connection with such action, suit or proceeding. The Company's By-laws provide for the indemnification of its officers and directors to the fullest extent permitted by the NGL. In addition, the Company's Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer, except for acts or omissions that involve intentional misconduct, fraud, a knowing violation of law or the payment of an improper dividend.

         The NGL permits a corporation to maintain insurance on behalf of its directors, officers, employees, and agents for liability asserted against, and expenses incurred by, such persons, whether or not the corporation has the authority to indemnify him or her against such liability and expenses. However, because such liability insurance is only available at considerable cost and with low dollar limits of coverage and broad policy exclusions, we do not currently maintain a liability insurance policy for the benefit of our directors, although we are presently seeking to secure such insurance. Also, due to the lack of such directors liability insurance, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under the above-described provisions, which could have a material adverse effect on our financial condition.

                                    PART F/S

ITEM 1. FINANCIAL STATEMENTS

         For information regarding this item, reference is made to the "Index of Financial Statements."

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

2.0* Share Purchase Agreement between 1218951 Ontario Limited and Prime Foods, dated October 9, 1998.

2.1* Share Purchase Agreement by and among Victor Fradkin, Rhys Quin, Lauderdale Capital Corp., Larry Hoffman, IMSI and the Company, dated November 30, 1998.

2.2* Share Purchase Agreement by and among Alrae Investments Inc., Katherine Kan, Roynat Inc., IMSI and the Company, dated April 15, 1999.

2.3* Exchange Agreement and Shareholder Loan Purchase Agreement between Sania Shechtman and IMSI, dated April 19, 1999.

2.4* Exchange Agreement and Shareholder Loan Purchase Agreement between 1276396 Ontario Ltd. and IMSI, dated April 28, 1999.

2.5* Share Purchase Agreement by and among Donald Kilimnik, Deborah Kilimnik, Robert Curik, Anjela Curik, IMSI and the Company dated May 10, 1999.

2.6* Exchange Agreement by and among Elililco Ltd., David Arosh, Margaret Arosh, IMSI and the Company, dated May 17, 1999.

2.7+ Share Purchase Agreement by and among Michael Eskenazi, Gina Eskenazi, Felix and Norton International Inc. and IMSI and the Company, dated October 18, 1999.

2.8+     Asset Purchase Agreement by and among International Menu Solutions
         USA, Inc., the Company and Huxtable's Foods, L.L.C., dated November 12, 1999, is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company dated November 26, 1999.

3.0*     Articles of Incorporation of the Company.

3.1* Certificate of Amendment of Certificate of Incorporation of the Company, dated July 15, 1998.

3.2* Certificate of Amendment of Certificate of Incorporation of IMSI defining the rights of security holders, dated May 7, 1999.

3.3* Certificate of Amendment of Certificate of Incorporation of International Menu defining the rights of security holders, dated May 10, 1999.

3.4*     By-laws of the Company.

6.0+     Indenture between 1249462 Ontario Limited and IMSI, dated March 1,
         1999.

6.1+ Standard Industrial Lease between Rreef West-VI, Inc. and Huxtable's Combustibles, Inc., dated August 16, 1994.

6.2+ Lease Amending Agreement between 1117423 Ontario Limited and 1218951 Ontario Limited, dated October 8, 1998.

6.3+ Lease by and among Raffaele Cerundolo and Tony Taurasi T&R Construction and Management Inc. and Transcontinental Gourmet Foods Inc., dated May 25, 1999.

6.4+ Indenture by and among 1249462 Ontario Limited, Tasty Selections Inc. and IMSI, dated June 15, 1999.

6.5+ Commitment Letter by and among The Bank of Nova Scotia, IMSI, Prime Foods Processing, Inc., 1188908 Ontario, Inc. and D.C. Foods Processing, Inc., dated April 16, 1999

10.0* Employment Agreement between the Company and Michael Steele, dated August 1, 1998.

10.1+    Employment Agreement between Larry Hoffman and IMSI, dated December 1,
         1998.

10.2* Agency Agreement between Robert Caldwell Capital Corporation and IMSI, dated April 10, 1999.

10.3 Loan Agreement between International Menu Solutions Corporation, International Menu Solutions Inc., Soutbridge Investment Partnership No. 1, First Ontario Labour Sponsoured Investment Fund Ltd., and Bank of Montreal Capital Corporation dated May 26, 2000.

21.0+    Subsidiaries of the Company:

* Exhibits were filed in the Company's 10SB-A filed July 16, 1999 and are incorporated herein by reference thereto.

+ Exhibits were filed in the Company's 10SB-A2 filed January 19,2000 and are incorporated herein by reference thereto.

INDEX TO FINANCIAL STATEMENTS

The following documents are filed as part of this Registration Statement.

INTERNATIONAL MENU SOLUTIONS CORPORATION
ANNUAL FINANCIAL STATEMENTS

Independent auditors' report.                                                                   F-1

Audited consolidated balance sheets as of December 31, 1998 and 1997                            F-2

Audited consolidated statements of operations for the year ended December 31,                   F-3
1998 and for the period from September 26, 1997 to December 31, 1997

Audited consolidated statement of stockholders' equity for the period from                      F-4
September 26, 1997 to December 31, 1998

Audited consolidated statements of cash flows for the year ended December 31,                   F-5
1998 and for the period from September 26, 1997 to December 31, 1997

Notes to consolidated financial statements.                                             F-6 to F-25

UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited consolidated balance sheets as of September 30, 1999                                 F-26

Unaudited consolidated statements of operations for the nine month period ended                F-27
September 30, 1999 and 1998

Unaudited consolidated statements of cash flow for the nine month periods ended                F-28
September 30, 1999 and 1998

Notes to unaudited consolidated financial statements                                   F-29 to F-34

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF INTERNATIONAL MENU SOLUTIONS
CORPORATION

Unaudited pro forma consolidated balance sheet as of September 30,                             F-35
1999

Unaudited pro forma consolidated statement of operations for the nine                          F-36
months ended September 30, 1999

Unaudited pro forma consolidated statement of operations for the nine months                   F-37
ended September 30, 1998

Unaudited pro forma statement of operations for the year ended December 31, 1998.              F-38

Footnotes to unaudited pro forma consolidated financial statements.                    F-39 to F-45


TRANSCONTINENTAL GOURMET FOODS INC.

Auditors' report.                                                                                 +

Audited balance sheets as at February 28, 1998 and 1997 and unaudited balance                     +
sheet as at November 30, 1998.

Audited statement of retained earnings for the years ended February 28, 1998 and                  +
1997 and unaudited statement of retained earnings for the nine month period ended November 30, 1999

Audited statements of income for the years ended February 28, 1998 and 1997 and                   +
unaudited statement of income for the nine months ended November 30, 1998.

Audited statements of cash flow for the years ended February 28, 1998 and 1997                    +
and unaudited statement of cash flow for the nine months ended November 30,
1998.

Notes to financial statements.                                                                    +

1188980 ONTARIO LTD. (Operating as Tasty Batters)  (the predecessor company to
Tasty Selections Inc.)

Auditors' report.                                                                                 +

Audited balance sheet as of June 30, 1998 and unaudited balance sheet as of March                 +
31, 1999.

Audited statement of income and retained earnings for the year ended June 30,                     +
1998 and unaudited statement of income and retained earnings for the nine months ended March 31, 1999.

Audited statement of cash flow for the year ended June 30, 1998 and unaudited                     +
statement of cash flow for the nine months ended March 31, 1999.

Notes to financial statements.                                                                    +

1005549 ONTARIO LIMITED (100% owner of D.C. Foods Processing Inc.)

Report of Independent Auditors.                                                                   +

Audited consolidated balance sheets as of December 6, 1998 and December 7, 1997.                  +

Audited consolidated statements of earnings for the years ended December 6, 1998                  +
and December 7, 1997.

Audited consolidated statements of stockholders' equity for the years ended                       +
December 6, 1998 and December 7, 1997.

Audited consolidated statements of cash flows for the years ended December 6,                     +
1998 and December 7, 1997.

Notes to consolidated financial statements.                                                       +

UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited consolidated balance sheets as of March 7, 1999 and March 8, 1998                       *

Unaudited consolidated statements of cash flow for the three month periods ended                  *
March 7, 1999 and March 8, 1998

Notes to unaudited consolidated financial statements                                              *

HUXTABLE'S FOODS L.L.C.

Independent auditors' reports.                                                                    +

Audited balance sheet as of December 31, 1998                                                     +

Audited statements of operations for the year ended December 31, 1998 and 1997                    +

Audited statement of members' capital for years ended December 31, 1998 and 1997                  +

Audited statements of cash flows for the years ended December 31, 1998 and 1997                   +

Notes to consolidated financial statements                                                        +


+ Exhibits were filed in the Company's 10SB-A2 filed January 19,2000 and are incorporated herein by reference thereto.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

                                        INTERNATIONAL MENU SOLUTIONS CORPORATION
                                        By:  /s/ Michael Steele,



                                        ----------------------------------------
                                        President

INDEPENDENT AUDITORS' REPORT

To the Stockholders of International Menu Solutions Corporation

We have audited the accompanying consolidated balance sheets of International Menu Solutions Corporation and subsidiaries as of December 31, 1998 and December 31, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows .for the year ended December 31, 1998 and for the period from the date of incorporation, September 26, 1997 to December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of International Menu Solutions Corporation and subsidiaries as of December 31, 1998 and December 31, 1997 and the results of their operations and their cash flows the for year ended December 31, 1998 and for the period from the date of incorporation, September 26, 1997 to December 31, 1997 in conformity with accounting principles generally accepted accounting principles in the United States.

The financial statements for the year ended December 31, 1998 have been restated as described in Note 2b).

DELOITTE & TOUCHE LLP


Chartered Accountants

Kitchener, Ontario
March 25, 1999, except as to
  Note 19m) which is as
  of October 20, 1999

INTERNATIONAL MENU SOLUTIONS CORPORATION

CONSOLIDATED BALANCE SHEETS

(CANADIAN DOLLARS)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 December 31,
                                                                                                             1998           1997
                                                                                                         -----------    -----------
                                                                                                          Restated
                                                                                                          (Note 2b)
ASSETS
CURRENT ASSETS
      Cash and cash equivalents                                                                          $ 1,865,612    $   299,274
      Accounts receivable                                                                                  2,270,251        269,466
      Inventories                                                                                          1,299,890        236,434
      Prepaid expenses                                                                                       100,633         16,766
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           5,536,386        821,940
CAPITAL ASSETS, NET                                                                                        3,617,196        905,475
INTANGIBLE ASSETS, NET                                                                                       787,395        339,365
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         $ 9,940,977    $ 2,066,780
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
CURRENT LIABILITIES
      Bank indebtedness                                                                                  $ 1,100,849    $    40,000
      Accounts payable                                                                                     2,072,485        512,386
      Accrued liabilities                                                                                    477,940         53,220
      Current portion of capital lease obligation                                                             94,486             --
      Current portion of long-term debt                                                                      279,044         31,600
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           4,024,804        637,206
CAPITAL LEASE OBLIGATION                                                                                     297,387             --
LONG-TERM DEBT                                                                                             1,250,303        518,400
DEFERRED INCOME TAXES                                                                                         93,000             --
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           6,125,494      1,155,606
------------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
      Class A preferred stock - no par value; unlimited shares
          authorized; 700,000 and Nil shares issued                                                               --        280,320
      Class N voting, non-participating stock - US$0.001 par value; 10,000,000 shares authorized; 3,190,462 and 4,000,000
          shares issued                                                                                        4,586          5,800
      Common stock - US$0.001 par value; 25,000,000 shares
          authorized; 5,884,838 and 1,678,000 shares issued                                                    8,164          1,854
      Additional paid-in capital                                                                           4,871,951        664,997
      Deficit                                                                                               (609,218)       (41,797)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           4,275,483        911,174
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         $ 9,940,977    $ 2,066,780
------------------------------------------------------------------------------------------------------------------------------------

                 See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION

Consolidated Statements of Operations

(CANADIAN DOLLARS)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Period from
                                                                                                                     incorporation,
                                                                                           Year ended                 September 26,
                                                                                           December 31,                   1997 to
                                                                                               1998                December 31, 1997
                                                                                           ------------            -----------------
                                                                                             Restated
                                                                                             (Note 2b)
REVENUE                                                                                    $ 6,096,048                  $   442,493
------------------------------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
     Cost of goods sold                                                                      4,729,806                      365,385
     Selling expenses                                                                          610,033                       12,516
     Research and development                                                                  425,542                        5,663
     Administrative expenses                                                                   765,089                       92,143
     Amortization of intangibles                                                                47,148                        5,728
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             6,597,943                      481,435
------------------------------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                                                          (481,570)                     (38,942)
------------------------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
     Interest revenue                                                                           24,763                        1,268
     Interest expense                                                                          (98,066)                      (4,123)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               (73,303)                      (2,855)
------------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                                                      (554,873                      (41,797)
INCOME TAXES                                                                                        --                           --
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                                   $  (554,873)                 $   (41,797)
------------------------------------------------------------------------------------------------------------------------------------

LOSS PER SHARE - BASIC AND DILUTED                                                         $     (0.09)                 $     (0.01)
------------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE OUTSTANDING
      COMMON SHARES                                                                          6,419,141                    5,278,000
------------------------------------------------------------------------------------------------------------------------------------

                 See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(CANADIAN DOLLARS)

------------------------------------------------------------------------------------------------

                                     Class A
                                    Preferred                       Class N
                                      Shares        Amount          Shares        Amount
                                    ----------    -----------     ----------    -----------
Balances, September 26, 1997                --    $        --             --    $        --

   Issuance of common shares

   Issuance of Class A
      preferred shares                 700,000        280,320

   Effect of reverse acquisition                                   4,000,000          5,800

   Net loss
------------------------------------------------------------------------------------------------
Balances, December 31, 1997            700,000        280,320      4,000,000          5,800

   Issuance of common shares

    Fair value of brokers'
      options

   Redemption of Class A

      preferred shares                (700,000)      (280,320)

Share exchange                                                      (809,538)        (1,214)

   Net loss
------------------------------------------------------------------------------------------------

Balances, December 31, 1998

(restated; see Note 2b)            $        --    $        --      3,190,462    $     4,586
------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------

                                                               Additional                     Total
                                     Common                     Paid-In     Accumulated    Shareholders'
                                     Shares       Amount        Capital       Deficit         Equity
                                    ---------   -----------   -----------   ------------   -------------
Balances, September 26, 1997               --   $        --   $        --   $        --             --

   Issuance of common shares        4,000,000       672,651                                    672,651

   Issuance of Class A
      preferred shares                                                                         280,320

   Effect of reverse acquisition   (2,322,000)     (670,797)      664,997                           --

   Net loss                                                                     (41,797)       (41,797)
--------------------------------------------------------------------------------------------------------
Balances, December 31, 1997         1,678,000         1,854       664,997       (41,797)       911,174

   Issuance of common shares        3,397,300         5,096     4,206,954                    4,212,050

    Fair value of brokers'
      options                                                  (1,058,300)                  (1,058,300)
                                                                1,058,300                    1,058,300
   Redemption of Class A

      preferred shares                                                          (12,548)      (292,868)

Share exchange                        809,538         1,214                                         --

   Net loss                                                                    (554,873)      (554,873)
--------------------------------------------------------------------------------------------------------

Balances, December 31, 1998

(restated; see Note 2b)             5,884,838   $     8,164   $ 4,871,951   $  (609,218)   $ 4,275,483
--------------------------------------------------------------------------------------------------------

                 See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CANADIAN DOLLARS)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Period from
                                                                                                                    incorporation,
                                                                                                  Year ended      September 26, 1997
                                                                                                  December 31,      to December 31,
                                                                                                     1998                 1997
                                                                                                  ------------    ------------------
                                                                                                    Restated
                                                                                                    (Note 2b)
OPERATING ACTIVITIES
      Net loss                                                                                    $  (554,873)        $   (41,797)
      Item not requiring cash
           Depreciation and amortization                                                              143,621              17,144
      Changes in operating assets and liabilities
           Accounts receivable                                                                       (489,189)            (75,067)
           Inventories                                                                                408,787             (33,406)
           Prepaid expenses                                                                           (21,271)             (4,216)
           Accounts payable                                                                             7,568              80,026
           Accrued liabilities                                                                             --              50,051
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     (505,357)             (7,265)
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
      Purchase of capital assets                                                                     (216,397)            (16,835)
      Additions to intangible assets                                                                  (14,332)             (4,050)
      Acquisitions, net of cash acquired in 1997 - $2,514; including
           bank indebtedness assumed in 1998 - $1,126,779                                          (2,671,529)           (665,547)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   (2,902,258)           (686,432)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
      Issuance of shares                                                                            4,212,050             952,971
      Bank loans                                                                                    1,202,348              40,000
      Payment of long-term debt and capital lease principal                                          (147,577)                 --
      Redemption of Class A preferred stock                                                          (292,868)                 --
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    4,973,953             992,971
------------------------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                                             1,566,338             299,274

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                                        299,274                  --
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                                          $ 1,865,612         $   299,274
------------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:

      Cash paid during the period for interest                                                    $    98,066         $     4,123
------------------------------------------------------------------------------------------------------------------------------------
      Cash paid during the period for income taxes                                                $        --         $        --
------------------------------------------------------------------------------------------------------------------------------------

                 See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CANADIAN DOLLARS)

1        DESCRIPTION OF BUSINESS

         The Company develops, markets and produces a series of specialty food products for sale to large food retailer chains and specialty food retailers.

2        SIGNIFICANT ACCOUNTING POLICIES

         The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, the most significant of which are as follows:

         a)  Basis of presentation

         The consolidated financial statements include the accounts of the International Menu Solutions Corporation (a Nevada corporation) (the "Company" or "IMSC") and its wholly owned operating subsidiaries, International Menu Solutions Inc. ("IMSI"), Prime Foods Processing Inc. ("PFPI"), Transcontinental Gourmet Foods Inc. ("TGF"), and Norbakco Ltd. ("Norbakco") which is 59% owned by IMSI, (all are Ontario corporations).

         On July 16, 1998, the Company (which at the time was named ANM Holdings Corporation, a Nevada Corporation ("ANM")) acquired all of the outstanding common stock of IMSI. This transaction was treated as a reverse acquisition of ANM as the former shareholders of the IMSI retained the majority voting interest of the combined entity. Accordingly, IMSI is deemed to be the accounting acquirer, whereby the financial statements represent those of the IMSI and not the legal acquirer, ANM. The historical financial statements are those of IMSI. The entity's outstanding capital stock represents the historical capital stock of ANM and the stock issued in the reverse acquisition.

         b) Accounting for exchangeable shares issued by subsidiary

         In connection with the acquisition of TGF/Norbakco (see Note 3), the Corporation accounted for the issuance of exchangeable shares in connection with acquisitions (see Note 11 - Exchangeable shares of IMSI) by having an independent valuation performed and including the value of the shares in the purchase price as of the acquisition date. This method of accounting resulted in recognition of substantially all of the purchase price (and related intangible assets) being recognized at the date of acquisition and the presentation of the exchangeable shares as minority interest on the consolidated balance sheet of the Corporation. However, this method of accounting of the shares was challenged by the staff of the Securities and Exchange Commission ("SEC") in connection with the Corporation's filings on Form 10-SB. In the opinion of the staff of the SEC, the underlying nature of the shares was that of contingent consideration since the shares are exchangeable into common shares of the parent based on future earnings of the business acquired. Consequently, the Company has restated the consolidated balance sheet, statement of operations and stockholders' equity for the year ended December 31, 1998 and used the principles of contingent consideration accounting for such acquisitions as prescribed by paragraphs 79 to 80 of APB No. 16, "Business Combinations".

         The effect of applying contingent consideration accounting was as follows:

         Effect on reported net loss for the year ended December 31, 1998:

Net loss as previously reported:                                                                              $   (549,198)
           Reduction of amortization charges related to decreased
               goodwill recorded at acquisition date
                                                                                          20,325

           Non recognition of minority interest                                         (26,000)
                                                                                        -------
       Net effect of restatement on net loss and accumulated deficit                                                (5,675)
                                                                                                              --------------
Net loss as restated                                                                                          $   (554,873)
                                                                                                              --------------


         Effect on selected reported balance sheet items as of December 31, 1998:

                                                                                        Previously                         As
                                                                                        Reported                         Restated
                                                                                       ------------                    ------------
Intangible assets                                                                      $  4,627,070                    $    787,395
Total assets                                                                             13,780,652                       9,940,977

Accrued liabilities                                                                         937,940                         477,940
Minority interest                                                                         3,374,000                              --
Accumulated deficit                                                                        (603,543)                       (609,218)
Total liabilities and equity                                                           $ 13,780,652                    $  9,940,977

            c) Foreign currency translation


               i ) Translation of foreign subsidiaries' accounts

               Assets and liabilities of the Company's foreign subsidiaries are translated from their local currencies to the functional currency at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the year. The adjustments resulting from translating the financial statements foreign subsidiaries are recorded in comprehensive income in a separate component of equity. The Company's functional and reporting currency is the Canadian dollar. Consequently, no adjustments have arisen from the translation of foreign subsidiaries accounts because all foreign subsidiaries currently use the Canadian dollar as their functional currency.

               ii) Translation of foreign currency transactions

               Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. Monetary assets and liabilities denominated in a currency other than the functional currency are converted to the functional currency at the exchange rate in effect at each period end. All foreign currency transaction translation gains or losses have been included in earnings.

         d) Revenue recognition

         Revenue is recognized upon shipment of goods to customers net of allowances for expected returns for fresh-food deliveries.

         e) Inventory

         Inventory is valued at the lower of cost and net realizable value with cost being determined on a first-in, first-out basis.

         f) Capital assets

         Capital assets are recorded at cost. Depreciation is provided at the following rates:

                   Building                  20 years straight-line
                   Plant equipment           5 to 10 years straight-line
                   Leasehold improvements    Straight line over the lease term,
                                                   typically five years
                   Office equipment          20% declining-balance
                   Computer equipment        30% declining-balance

         g) Intangible assets

         Intangible assets are recorded at cost and represent packaging artwork and goodwill. Amortization periods are as follows:

                   Packaging artwork         3 to 5 years straight-line
                   Goodwill                  20 to 40 years straight-line

         h) Asset impairment

         The Company reviews the carrying value of intangible and other long-lived assets on a periodic basis for evidence of impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

         i) Income taxes

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of tax assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

         j) Cash and cash equivalents

      Investments in highly liquid debt instruments with original maturities of 90 days or less are designated as cash and cash equivalents.

         k) Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ materially from those estimates and assumptions.

         l) Recently issued accounting pronouncements

         In February, 1997, the Financial Accounting Standards Board ("FASB") in the United States issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", which has been adopted by the Company. Upon the adoption of SFAS No. 128, the Company is presenting basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is derived by adjusting the basic earnings per share calculation to reflect the effect of securities with dilutive potential. The computation of diluted earnings per share does not include securities with dilutive potential that would have an anti-dilutive effect on earnings per share.

         In June 1997, the Financial Accounting Standards Board ("FASB") in the United States issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components. The Company's adoption of SFAS No. 130 had no material effect on the consolidated financial statements.

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting and identification of operating segments and requires certain financial and descriptive information regarding those segments. The Company operates in one business segment and consequently the adoption of SFAS No. 131 had no material effect on the consolidated financial statements.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes standards for the reporting and accounting for derivative instruments. Presently, the Company currently does not use derivative instruments or conduct hedging activities. Management is in the process of determining the impact on the consolidated financial statements.

3.       ACQUISITIONS

                          YEAR ENDED DECEMBER 31, 1998

         DURING THE YEAR ENDED DECEMBER 31, 1998, THE CORPORATION ACQUIRED THE BUSINESSES, SET OUT IN THE TABLE BELOW, WHICH HAVE BEEN ACCOUNTED FOR USING THE PURCHASE METHOD (IN THOUSANDS):

                                                                                        Pasta Kitchen (1)          TGF/Norbakco (2)
                                                                                        -----------------         -----------------
Acquisition date                                                                         October 9, 1998          December 1, 1998
Purchase price including acquisition costs                                                   $   395                  $ 1,100
Assigned to fair values of net assets acquired:
Current assets                                                                                   105                    2,922
Capital assets                                                                                   200                    2,223
Current liabilities                                                                             (146)                  (2,958)
Long-term liabilities                                                                             --                   (1,199)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 159                      988
------------------------------------------------------------------------------------------------------------------------------------
Goodwill                                                                                     $   236                  $   122
------------------------------------------------------------------------------------------------------------------------------------

(1) THE CORPORATION ACQUIRED THE ASSETS OF PASTA KITCHEN FOR CASH CONSIDERATION OF APPROXIMATELY $375,000. ADDITIONAL CONSIDERATION, ESTIMATED AT $340,000 AT THE DATE OF THE ACQUISITION, WAS PAYABLE, AT THE OPTION OF THE CORPORATION, IN CASH OR COMMON SHARES DURING 1999 BASED ON THE ACHIEVEMENT OF CERTAIN REVENUE TARGETS. THE ADDITIONAL CONSIDERATION WILL BE RECORDED AS ADDITIONAL PURCHASE PRICE (GOODWILL) WHEN THE CONTINGENCY IS RESOLVED.

(2) The Corporation acquired all of the outstanding shares of TGF and 59% of the outstanding shares of Norbakco Ltd., a sister corporation of TGF. Cash of $1,000,000 was paid to the vendors on closing. An additional cash payment of $600,000, estimated at the date of acquisition, is payable during 1999 based on the net book value of TGF in excess of $1,000,000 as of February 28, 1999. The balance of the purchase price of was paid in the form of three classes of exchangeable shares of IMSI (Class B, C and D), issued December 1, 1998, which are exchangeable for shares of the Company based upon the earnings of TGF for the years ending February 28, 1999, February 29, 2000 and February 28, 2001 (see
               Note 11).

             Unaudited supplemental pro forma results of operations
             ------------------------------------------------------

         The following table presents unaudited pro forma revenue, net income
         (loss) and income (loss) per share as if the Corporation had acquired all of TGF, Norbakco and Pasta Kitchen at the beginning of each of the periods presented (in thousands, except per share amounts):

                                                                                                                     Period from
                                                                                                                    incorporation
                                                                                                                    September 26,
                                                                                                  Year ended           1997 to
                                                                                               December 31, 1998   December 31, 1997
                                                                                               -----------------   -----------------
Revenue                                                                                        $          13,013              $4,027
Net (loss) income
                                                                                                            (478)                207
Net (loss) income per share                                                                    $           (0.07)             $ 0.03
----------------------------------------------------------------------------------------------------------------   -----------------

REVENUE
As reported                                                                                                -6096                -442
TGF for 11 months ended November 30, 1998; 3 months to 12/97                                               -4247               -3324
Norbacko for 11 months ended November 30, 1998; 3 months to 12/97                                          -1976                   0
Pasta Kitchen - 9 months ended September 30, 1998; 3 months to 12/97                                        -694                -261
----------------------------------------------------------------------------------------------------------------   -----------------
                                                                                                          -13013               -4027
----------------------------------------------------------------------------------------------------------------   -----------------
LOSS
As reported                                                                                                  555                  42
Adjustment to amortization                                                                                    14                  18
TGF for 11 months ended November 30, 1998; 3 months to 12/97                                                -108                -273
Norbacko for 5 months ended November 30, 1998; 3 months to 12/97                                              25                   0
Pasta Kitchen - 9 months ended September 30, 1998; 3 months to 12/97                                          -8                   6
----------------------------------------------------------------------------------------------------------------   -----------------
                                                                                                     478.4416667              -207.1
----------------------------------------------------------------------------------------------------------------   -----------------

Amortization adjustment
TGF/Norbacko                                                                                                   6                   6
Pasta                                                                                                          9                  12
----------------------------------------------------------------------------------------------------------------   -----------------
                                                                                                              14                  18
----------------------------------------------------------------------------------------------------------------   -----------------

No effect on shares as no Class X or common shares paid on acquisition date. Contingent consideration cannot be reasonably pro forma in this scenario

         THE PRECEDING UNAUDITED PRO FORMA AMOUNTS DO NOT PURPORT TO BE INDICATIVE OF WHAT ACTUAL REVENUES AND RESULTS OF OPERATIONS MIGHT HAVE
      BEEN IF THE ACQUISITIONS HAD OCCURRED AT THE BEGINNING AT EACH OF THE
                            PERIODS PRESENTED ABOVE.

         Period from the date of incorporation, September 26, 1997 to December 31, 1997

         DURING THE PERIOD ENDED DECEMBER 31, 1997, THE CORPORATION ACQUIRED THE BUSINESS SET OUT IN THE TABLE BELOW, WHICH HAS BEEN ACCOUNTED FOR USING THE PURCHASE METHOD (IN THOUSANDS):

                                                                                                                         PFPI
                                                                                                                   -----------------
Acquisition date                                                                                                   November 1, 1997
Total consideration and acquisition costs                                                                            $       666
-----------------------------------------------------------------------------------------------------------------------------------
Assigned to fair values of net assets acquired
Current assets                                                                                                               413
Capital assets                                                                                                               969
Current liabilities                                                                                                        (438)
Long-term debt                                                                                                             (550)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             394
-----------------------------------------------------------------------------------------------------------------------------------
Goodwill                                                                                                             $       272
-----------------------------------------------------------------------------------------------------------------------------------

     THE CORPORATION ACQUIRED ALL THE ISSUED AND OUTSTANDING SHARES OF PFPI
       FOR CASH CONSIDERATION OF $374,000. IF THE CORPORATION HAD ACQUIRED
      PFPI ON THE DATE OF INCORPORATION, UNAUDITED PRO FORMA REVENUE, LOSS
       AND LOSS PER SHARE WOULD HAVE BEEN $666,943, $105,242 AND $(0.02),
     RESPECTIVELY. HOWEVER, THE PRECEDING UNAUDITED PRO FORMA AMOUNTS DO NOT
         PURPORT TO BE INDICATIVE OF WHAT ACTUAL REVENUES AND RESULTS OF
      OPERATIONS MIGHT HAVE BEEN IF PFPI WAS ACQUIRED EFFECTIVE ON THE DATE
                                OF INCORPORATION.

4.       INVENTORIES

                                                                                        December 31,                    December 31,
                                                                                            1998                           1997
                                                                                        ------------                    ------------
Raw materials                                                                            $  957,704                       $  183,760
Work in process                                                                              27,185                               --
Finished goods                                                                              315,001                           52,674
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         $1,299,890                       $  236,434
------------------------------------------------------------------------------------------------------------------------------------

5.       CAPITAL ASSETS

                                                                                                         December 31,
                                                                                              1998                           1997
                                                                                           ----------                     ----------
Cost
Land                                                                                       $  120,000                     $  120,000
Building                                                                                      854,524                        764,803
Leasehold improvements                                                                        104,671                             --
Plant equipment                                                                             2,383,349                         20,686
Office equipment                                                                              225,973                          4,677
Computer equipment                                                                             31,285                          6,725
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            3,719,802                        916,891
------------------------------------------------------------------------------------------------------------------------------------

Accumulated depreciation
Building                                                                                       43,687                          4,844
Leasehold improvements                                                                          1,230                             -
Plant equipment                                                                                49,503                          6,180
Office equipment                                                                                5,006                            150
Computer equipment                                                                              3,180                            242
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              102,606                         11,416
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           $3,617,196                     $  905,475
------------------------------------------------------------------------------------------------------------------------------------


         The net book value of assets recorded under capital leases totaled $367,490 (1997 - $Nil), net of accumulated depreciation of $5,694 (1997 - $Nil).

6.          INTANGIBLE ASSETS

                                                                                                         December 31,
                                                                                             1998                           1997
                                                                                           ----------                     ----------
Cost
Packaging artwork                                                                          $  210,000                     $   72,737
Goodwill                                                                                    4,490,271                        272,356
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            4,700,271                        345,093
------------------------------------------------------------------------------------------------------------------------------------
Accumulated amortization
Packaging artwork                                                                              36,936                          3,484
Goodwill                                                                                       36,265                          2,244
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               73,201                          5,728
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           $4,627,070                     $  339,365
------------------------------------------------------------------------------------------------------------------------------------

7.       BANK INDEBTEDNESS

         The Company and its subsidiaries have utilized an aggregate of $1,030,000 of authorized lines of credit totaling $1,750,000 (1997 - utilized $40,000 of a $200,000 line of credit). The lines of credit bear interest at prime plus 1.5% (8.25% at December 31, 1998). The outstanding balances are due on demand and are secured by a general assignment of assets of the Company and its subsidiaries and a total of $950,000 in limited guarantees of the Company.

8.       CAPITAL LEASE OBLIGATIONS

         The Company has acquired various processing equipment and vehicles under capital leases expiring July 2003. Monthly principal payments vary from $330 to $4,265. Capital leases are recorded by discounting payments based on the lower of the Company's incremental borrowing rate or the interest rate inherent in the lease.

         Minimum lease payments are due as follows:

         1999                                                                                                           $    131,378
         2000                                                                                                                127,665
         2001                                                                                                                103,275
         2002                                                                                                                100,050
         2003                                                                                                                 11,242
         ---------------------------------------------------------------------------------------------------------------------------
         Gross value of minimum lease payments                                                                               473,610
         Less amount representing interest                                                                                    81,737
         ---------------------------------------------------------------------------------------------------------------------------
                                                                                                                             391,873
         Less principal amounts due in one year                                                                               94,486
         ---------------------------------------------------------------------------------------------------------------------------
                                                                                                                        $    297,387
         ---------------------------------------------------------------------------------------------------------------------------

9.       LONG-TERM DEBT

                                                                                                               December 31,
                                                                                                         1998                1997
                                                                                                      ----------          ----------
Business Development Bank of Canada ("BDC")- Mortgage

      Repayable in monthly installments of $3,200 plus interest
      Interest is calculated based on BDC's floating base rate plus 1%
      (9.75% at December 31, 1998), and matures June 23, 2012. The loan to PFPI is secured by a first charge on PFPI's land and building, a second charge on PFPI's inventory and accounts receivable, a
      $250,000 guarantee by an officer of the Company, a guarantee by the Company for the full amount of the loan and an assignment
      shareholder loans owing by PFPI to IMSI.                                                        $  518,400          $  550,000

BDC - Equipment loan

      Repayable in two principal installments during December and
      January of each year for a 5 year term. Interest is payable monthly at 1.25% (10.00% at December 31, 1998) above BDC's daily floating base rate. The loan is secured by a first charge on all
      personal property of TGF.                                                                          832,000                  --

Bank of Nova Scotia - Equipment loan

      Repayable in monthly installments of $2,137 for a 5-year term
      Interest is payable monthly at the Bank of Nova Scotia prime rate plus 2.5% (9.25% at December 31, 1998). The loan is secured by a
      first charge over the assets financed.                                                             133,128                  --

Bank of Nova Scotia - BDC repayment loan

      Repayable in monthly installments of $1,500 for a period of 39 months. Interest is payable monthly at the Bank of Nova Scotia prime rate plus 2.5% (9.25% at December 31, 1998). The loan is secured by a general security agreement over all present and
      future personal property.                                                                           45,819                  --
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       1,529,347             550,000
Less amount due within one year                                                                          279,044              31,600
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      $1,250,303          $  581,600
------------------------------------------------------------------------------------------------------------------------------------

         Principal payments required are due as follows:

         1999                                                                                                           $   279,044
         2000                                                                                                               289,041
         2001                                                                                                               285,860
         2002                                                                                                               225,041
         2003                                                                                                               123,961
         Thereafter                                                                                                         326,400
         ---------------------------------------------------------------------------------------------------------------------------
                                                                                                                        $ 1,529,347
         ---------------------------------------------------------------------------------------------------------------------------

10.      COMMITMENTS

         The Company is committed under operating leases for business premises and equipment with terms expiring at various dates through 2005. The minimum annual payments required under the lease agreements are as follows:

         1999                                                                                                          $    294,113
         2000                                                                                                               213,658
         2001                                                                                                               216,492
         2002                                                                                                               216,492
         2003                                                                                                               216,492
         Thereafter                                                                                                         207,468
         ---------------------------------------------------------------------------------------------------------------------------
                                                                                                                       $  1,364,715
         ---------------------------------------------------------------------------------------------------------------------------


11.      SHAREHOLDERS' EQUITY

         Capital stock of the Corporation

         As of December 31, 1999, the Corporation's authorized capital stock consisted of 25,000,000 shares of common stock with a par value of US$0.001 per share and 10,000,000 shares of Class N stock with a par value of US$0.001 per share

         Common stock. As of December 31, 1999, there were 10,476,048 shares of common stock outstanding. Each share of common stock entitles the holder thereof to one non-cumulative vote, either in person or by proxy, at meetings of shareholders.

         Class N shares. As of December 31, 1999 there were a total of 3,110,795 Class N shares issued and outstanding. The Class N shares are non-equity participating and are entitled to identical voting rights as shares of common stock. The Class N shares are issued to shareholders of IMSI who have shares of IMSI (Class B, C, D, E and X - see Exchangeable shares of IMSI) that are convertible into shares of common stock of the Company so that such shareholders of IMSI have voting rights at meetings of the shareholders of the Company. The holders of the Class N shares have no rights of participation on a liquidation or winding up of the Company.

         The Company will be required to reserve approximately 2,500,000 Class N shares in connection with the conversion rights of the Class B, Class C and Class D shares issued by IMSI on December 1, 1998 to the selling shareholders in the TGF/Norbakco acquisition. The holders of the Class B shares, the Class C shares and the Class D shares are entitled to receive a number of Class N shares based upon the number of shares of common stock of the Company for which each of the Class B shares, the Class C shares and the Class D shares may be exchanged as determined in accordance with the share attributes of each such class (See description of Class B, C, D shares below). There is no publicly traded market for the Class N shares.

         Exchangeable shares of IMSI

         The following securities of IMSI, which are exchangeable into common shares of the Company, are issued and outstanding. There is no public trading market for any of the following securities.

         Class X shares. IMSI has issued and outstanding 3,110,795 Class X shares which are exchangeable on the basis of one Class X share and one Class N share of the Company for one share of common stock of the Company. Class X shares are non-participating and non-voting.

         Class B shares. IMSI has issued 300,000 Class B shares. The Class B shares are non-participating and non-voting except in respect of any future modification or changes in the Class B share characteristics. The Class B shares are exchangeable into such number of shares of common stock of the Company as determined by calculating the earnings before income tax, depreciation and amortization ("EBITDA") of TGF for the twelve month period ended February 28, 1999, and multiplying such amount by 5, less the adjusted book value; then by dividing that amount by the Canadian dollar equivalent of US$1.40 (CDN$2.04) at February 28, 1999 and subtracting from that amount 53,000.

         Class C shares. IMSI has issued 100,000 Class C shares. The Class C shares are non-participating and non-voting except in respect of any future modification or changes in the Class C share characteristics. The Class C shares are exchangeable into a number of shares of common stock of the Company, such number of shares to be determined by calculating the EBITDA of TGF for the twelve month period ended February 28, 2000; then by dividing that amount by the Canadian dollar equivalent at February 28, 2000 of the lesser of US$2.00 (CDN$2.92) or the current market price of one share of common stock of the Company determined at February 28, 2000.

         Class D shares. IMSI has issued 59,000 Class D shares. The Class D shares are non-participating and non-voting except in respect of any future modification or changes in the Class D share characteristics. The Class D shares are exchangeable into a number of shares of common stock of the Company such number of shares to be determined by calculating the EBITDA of TGF for the twelve month period ended February 28, 2001 minus the adjusted EBITDA of TGF for the twelve month period ended February 28, 2000; then by dividing that amount by the Canadian dollar equivalent at February 28, 2001 of the lesser of US$
         2.00 (CDN$ 2.92) or the current market price of one share of common stock of the Company determined at February 28, 2001.

         Reverse acquisition

         On July 16, 1998, ANM, then a non-operating corporation, acquired all of the outstanding common shares of IMSI. As a condition of the transaction, ANM issued 1,400,000 common shares for proceeds of US$925,000 (CDN$1,373,000), net of issuance costs of US$55,000
         (CDN$81,600) on July 15, 1998. In conjunction with the reverse acquisition transaction, the Company created and authorized 10,000,000 Class N shares, issued 4,000,000 Class N shares to the former common shareholders of IMSI and IMSI issued 4,000,000 Class X shares to the former common shareholders of IMSI. The Class N shares are non-equity participating and are entitled to identical voting rights as the common stockholders. In addition, one Class N share together with one Class X share of IMSI are convertible into common shares of the Company on a one for one basis at the option of the holder until 2013, at which time the Company can force conversion of the Class N shares. For accounting purposes, the transaction was treated as a reverse acquisition of ANM by IMSI as the former common shareholders of IMSI retained the majority of the voting rights of ANM.

         During 1998, 809,538 Class N and 809,538 Class X shares of IMSI were exchanged for common shares of the Company.

         Private placement financing

         During the period November 17 to November 28, 1998, the Company sold, by private placement, 1,997,300 units for US$0.90 each, consisting of one common share and one-half of a warrant. In exchange for one warrant and US$1.40, the holder may purchase one common share of the Company. The warrants expire May 30, 1999. The units have a minimum holding period of one year from the date of the subscription agreements. Proceeds, net of broker commissions, were US$1,666,124 (CD$2,550,000).

12.      BROKERS OPTIONS

         In conjunction with the share issuance and reverse acquisition of ANM, the Company granted 1,000,000 stock options to brokers on July 15, 1998. Pursuant to the stock option agreements, the option holders have the right to purchase common shares of the Company at a price of US$1.00, commencing February 1, 1999 and expiring July 1, 1999. The fair value of the brokers' options of $1,058,300 has been included in additional paid in capital. The fair value of the brokers' options was determined using the Black-Scholes option pricing model with the following assumptions: expected life of 0.95 years; risk-free interest rate of 5.5%; no dividends during the expected term and volatility of 320%.

13.      STOCK OPTION PLAN

         On August 10, 1998, the Board of Directors of the Company approved a stock option plan (the "Option Plan") applicable to the Company's officers and directors and authorized 2,500,000 common shares to be granted. Pursuant to the Option Plan, options are granted at an amount not less than the then-current fair market value of the common shares of the Company. Options may generally be exercised in equal proportions during the years following the first to fifth anniversary of the date of grant and expire on the tenth anniversary or upon termination of employment.

         A summary of the activity in the Option Plan since inception is set forth below:

                                                                   Options
                                                                  Available            Number of               Weighted Average
                                                                  For Grant             Options              Exercise Price (US$)
                                                            ----------------------  ------------------  ----------------------------
         Balance at December 31, 1997                                          --                  --
             Authorized                                                 2,500,000                  --
             Granted                                                    (825,000)             825,000                $     0.80
         ---------------------------------------------------------------------------------------------------------------------------
         Balance at December 31, 1998                                   1,675,000             825,000                $     0.80
         ---------------------------------------------------------------------------------------------------------------------------

         Exercisable at December 31, 1997                                                          --                 $      --
         Exercisable at December 31, 1998                                                          --                 $      --
         ---------------------------------------------------------------------------------------------------------------------------

         The following table summarizes information concerning currently outstanding options at December 31, 1998:

                                                               Weighted
                                                                Average            Weighted                              Weighted
                                            Number of          Remaining            Average          Number of           Average
                                             Options          Contractual          Exercise           Options            Exercise
         Exercise price                    Outstanding           Life             Price (US$)       Exercisable        Price (US$)
                                        ------------------  -----------------  ------------------  -------------      -------------
          $0.70 - $1.50                           825,000      9.7 years                 $  0.80              --           $   --
         ---------------------------------------------------------------------------------------------------------------------------
                                                  825,000                                                     --
         ---------------------------------------------------------------------------------------------------------------------------


14.      STOCK BASED COMPENSATION

         The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options. Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. Weighted average assumptions for stock price volatility, dividend yield, expected life of stock options and risk free interest rate were 326%, 0%, 5.32 years and 5.5%, respectively, for 1998. There were no options issued during 1997.

         SFAS 123 requires that, for the pro forma disclosure, the compensation cost based on the fair values of the options at the grant date be amortized over the vesting period. If compensation cost for stock options had been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS 123, the Corporation's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                                                                    Year ended                     Period ended
                                                                                    December 31,                   December 31,
                                                                                       1998                            1997
                                                                                    ------------                   ------------
Net loss
      As per reported                                                               $  (549,198)                  $   (41,797)
      Pro forma                                                                     $  (608,706)                  $   (41,797)

Loss per share, basic and diluted
      As per reported                                                               $     (0.09)                  $     (0.01)
      Pro forma                                                                     $     (0.09)                  $     (0.01)

         The weighted average fair value for stock options granted during the periods ending December 31, 1997 and December 31, 1998 were $nil and $1.26, respectively.

15.      INCOME TAXES

         The components of the provision for income taxes are as follows:

                                                                                  Year ended                    Period ended
                                                                                 December 31,                   December 31,
                                                                                     1998                           1997
                                                                         ------------------------------  ---------------------------
         Current                                                                  $      --                      $
         Deferred                                                                        --
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  $      --                      $     --
------------------------------------------------------------------------------------------------------------------------------------



         The components of the net deferred tax asset (liability) are as follows:

                                                                                                           December 31,
                                                                                                 1998                       1997
                                                                                               ---------                  ---------
         Net operating losses                                                                  $ 680,000                  $ 318,000
         Difference between tax basis and accounting
           basis of capital assets                                                              (167,000)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 513,000                    318,000
         Valuation allowance                                                                    (606,000)                  (318,000)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               $ (93,000)                 $      --
------------------------------------------------------------------------------------------------------------------------------------


         The provision for income taxes varies from the expected provision at the statutory rates for the following reasons:

                                                                                     Year ended                       Period ended
                                                                                     December 31,                     December 31,
                                                                                        1998                            1997
                                                                                     -------------                    -------------
         Combined Canadian basic federal and provincial tax rates                              44.6%                           44.6%
         ---------------------------------------------------------------------------------------------------------------------------

         Recovery of income taxes based on the above rates                           $     (244,900)                  $     (18,600)

         Increase (decrease) in income taxes resulting from the following:
                 Permanent differences including goodwill amortization                        15,200                           1,900
                 Manufacturing and processing                                               (34,100)                           3,200
                 Change in valuation allowance                                               288,000                          13,500
                 Other                                                                      (24,200)
                                                                                                                                   -
         ---------------------------------------------------------------------------------------------------------------------------
                                                                                     $           --                   $           --
         ---------------------------------------------------------------------------------------------------------------------------

          The Company and its subsidiary have losses totaling $2,089,000 to apply against future years' taxable income. The losses, if not utilized, expire as follows:

         1999                                                                                                            $    19,000
         2000                                                                                                                 34,000
         2001                                                                                                                258,000
         2002                                                                                                                217,000
         2003                                                                                                                331,000
         2004                                                                                                              1,230,000
         ---------------------------------------------------------------------------------------------------------------------------
                                                                                                                       $   2,089,000
         ---------------------------------------------------------------------------------------------------------------------------

16.      LOSS PER SHARE

                                                                                  Year ended                    Period ended
                                                                                 December 31,                   December 31,
                                                                                     1998                           1997
                                                                         -----------------------------  ----------------------------
         Basic loss per share

         Numerator
         Loss available to common shareholders                                             $   549,198                   $    41,797
         ---------------------------------------------------------------------------------------------------------------------------

         Denominator
         Weighted average shares outstanding                                                 6,419,141                     5,278,000
         ---------------------------------------------------------------------------------------------------------------------------
                                                                                            $     0.09                    $     0.01
         ---------------------------------------------------------------------------------------------------------------------------

         No diluted loss per share disclosure is presented as the conversion of securities with dilutive potential in both periods had an anti-dilutive effect on loss per share. The Class N shares outstanding are considered common stock equivalents for the purposes of the basis loss per share and weighted average outstanding common shares calculations.

17.      FINANCIAL INSTRUMENTS

         Fair value

         At December 31, 1997 and December 31, 1998 the estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities were equal to their carrying values due to the short-term nature of the items. The estimated fair value of long-term debt approximates fair value as the debt bears interest at floating rates.

         Credit risk

         Credit risk arises due to the concentration of accounts receivable in one geographic area or with certain customers. This risk is minimized by the fact that the Company sells product to large supermarket chains and specialty food retailers. Substantially all customers pay within 10 days of product delivery.

18.      SEGMENTED INFORMATION

         The Company operates in one business segment; the development, marketing and production of a series of specialty food products for sale to large food retailer chains and specialty food retailers.

         Significant customers accounted for the following sales volume percentages:

                                                                                   Year ended                  Period ended
                                                      Type of                     December 31,                 December 31,
                                                     Customer                         1998                         1997
                                          --------------------------------  --------------------------  ----------------------------
         Customer 1                                 Distributor                        12%                          14%
         Customer 2                                 Distributor                        14%                          15%
         Customer 3                                  Retailer                          25%                          0%
         ---------------------------------------------------------------------------------------------------------------------------

         During the year, sales to customers outside Canada totaled approximately $1,017,500.

19.      SUBSEQUENT EVENTS (UNAUDITED)

i)          Consultant options

               On January 1, 1999, the Company issued 125,000 options to a consultant. The options were granted at an option price of $.90 per share for the first 50,000 options. The remaining 75,000 options were granted at an exercise price of $1.50. All options expire on December 31, 2001.

ii)         Share subscription

               On April 16, 1999, Southbridge Inc. ("Southbridge") subscribed for 1,523,810 common shares of the Company at a subscription price of $2.625 per common share. Proceeds to the Company, net of issuance costs, totaled approximately $3,693,000, net of issuance cost of approximately $307,000. As a part of the subscription, the Company granted to Southbridge 400,000 warrants which entitle Southbridge to purchase up to 200,000 common shares at the price of $2.25 per common share during the period to April 16, 2000 and 200,000 common shares at the price of $2.625 per common share during the period to April 16, 2001.

c)          Acquisition - Tasty Selections Inc. ("Tasty").

              On April 16, 1999 IMSI acquired all of the outstanding common shares of Tasty, manufacturer of muffin and cookie batters located in Concord, Ontario for consideration totaling approximately $2,160,000. Under the terms of the agreement, IMSI paid $750,000 cash and issued 442,750 Class X shares of IMSI on closing (see
              Note 3).

d)       New banking agreement

         On April 16, 1999, the Company entered into a letter of commitment with a Canadian chartered bank with respect to new and expanded credit facilities. Under the proposed agreement, the Company would have new credit facilities as follows: (a) an operating line of credit of $10,000,000, bearing interest at prime plus 1%, except for borrowings secured by cash deposits, in which case interest is calculated at prime; (b) a revolving facility of $3,500,000 for equipment loans, bearing interest at prime plus 1-1/4%; and (c) a forward exchange contract facility totaling $7,500,000. The credit facilities will be secured by a general assignment of book debts, a general security agreement over all assets of the Company, life insurance on certain executives totaling $2,500,000 and a priority agreement with other lenders of the Company.

e)       Convertible debenture financing

         On May 10, 1999, IMSI and the Company entered into a loan agreement with First Ontario Fund ("First Ontario") and Bank of Montreal Capital Corporation ("BMOCC") with respect to a $4 Million financing. The funding was advanced as to $1.5 Million by BMOCC and as to $2.5 Million by First Ontario. The financing was secured by general security granted by each of IMSI and the Company, a guarantee and general security agreement from each of IMSI's subsidiaries, a mortgage of the premises owned by Prime Foods Processing Inc. at 620 Colby Drive, Waterloo, Ontario, and a share pledge agreement executed by the Company pursuant to which it pledged its common shares in the capital of IMSI to First Ontario and BMOCC.

         The terms of the loan are as follows: (i) the interest rate for the period ending April 15, 2000 is 7% per annum and thereafter until maturity on April 15, 2003 is 13% per annum; (ii) the outstanding debt is convertible, at the option of the holder, into Class X shares of IMSI at a price of $2.62 per share; (iii) the holder has the right to acquire a number of Class N shares equal to the number of Class X shares received; (iv) IMSI has the option to force conversion into Class X and N shares at any time after July 1, 1999 provided that (a) the Company's common stock trades on a major North American stock exchange approved by the lenders, (b) the Company's common stock has a cumulative trading volume during a twenty day period of the greater of
         (1) 300,000 shares of common stock, or (2) five percent of the number of issued shares of common stock that are not subject to any escrow agreement or resale restrictions set out in the Ontario Securities Act, and (c) the weighted average trading price during such twenty day period is not less than the United States Dollar equivalent of $CD
         5.50. A total of $359,000 was paid by IMSI in respect of professional fees and commissions, which have been recorded as deferred financing costs.

f)       Acquisition - D.C. Foods Inc.

         On May 10, 1999 IMSI acquired all of the outstanding shares of 1005549 Ontario In., the sole shareholder of DC Foods Processing Inc. a provider of custom and private label food processing services to Canadian and International markets located in Waterloo, Ontario. Under the terms of the purchase agreement, IMSI paid $4,000,000 on closing and issued 893,333 Class X convertible shares. The balance of the purchase prices was satisfied on closing by issuing a separate class of shares of IMSI which are exchangeable into shares of the Company in a structure which is similar to the mechanism used to acquire TGF. (see
         Note 3 and Note 11).

g)       Acquisition of remaining 41% equity interest in Norbakco

                  In May 1999, IMSI acquired the remaining 41% equity interest in Norbakco, having acquired 59% interest on December 1, 1999. The consideration paid for the additional interest was the issue by IMSI of 53,000 Class X Shares, the issue by the Company of 53,000 Class N Shares and the purchase from the selling shareholders shareholder loans made to Norbakco in the amount of $180,000.

                  In conjunction with the issuance of the 53,000 Class X Shares and the 53,000 Class N Shares, IMSI modified the share attributes of the Class B Shares such that the number of common shares in the capital stock of the Company that the 300,000 Class B Shares may be exchanged for is reduced by 53,000 common shares.

h)       Broker option extension (see Note 12)

         On May 27, 1999, the Company agreed to extend the expiry date with respect to the brokers options issued July 15, 1999. Of the 1,000,000 options outstanding, 400,000 options will expire on December 31, 1999 and 600,000 options will expire on June 30, 2000.

i)       Private placement warrant exercise

         During May 1999, the holders of warrants issued in conjunction with the private placement financing (see Note 11) exercised their rights to purchase common shares of the Company. Total proceeds to the Company were $2,069,202 (US$1,398,110).

j)       Letter of intent - Huxtable's Foods, L.L.C. ("Huxtables").

         On October 14, 1999, the Company entered into a letter of intent to acquire certain assets of Huxtables through a newly formed subsidiary of the Company. The terms of the letter call for a cash payment of US$3,000,000 and future payments, payable in cash or common shares of the Company based on the earnings of the newly formed subsidiary during the period to December 31, 2002.

k)       Acquisition - The Ultimate Cookie Co. Ltd. "UCC"

         On October 18, 1999, the Company acquired all of the outstanding common shares of UCC by paying $175,000 in cash and by issuing 250,000 Class E Series 5 shares and 250,000 Class E Series 6 shares of IMSI which are exchangeable into shares of the Company based on future earnings of UCC.

l)       Exercise of broker options

         On October 18, 1999 172,302 brokers options were exercised to purchase an equivalent number of common shares of the Company. The transaction resulted in proceeds of US$172,302 to the Company.

m)       Share subscription

         On October 20, 1999, Southbridge subscribed for 1,555,556 special warrants (the "Warrants") at a price of US$3.00 each. The Warrants entitle the holder to acquire one Class X shares of IMSI for each Warrant held for no additional consideration until the earlier of five days after the date of issuance by the Ontario Securities Commission (the "Commission") of a receipt for a preliminary prospectus filed in the province of Ontario or October 22, 2000. Approximately $4,000,000 of the proceeds resulting from the subscription for the Warrants is to be held in escrow until February 29, 2000, pending the approval of mutually agreeable acquisitions or transactions by the Company. In addition, the Company is subject to certain penalty provisions which shall be satisfied by increasing the number of shares issuable upon surrender of the Warrants by 10 to 32%. The Company will have to comply with such penalty provisions in the event that the Company does not raise additional funds or file the required prospectus documents with the Commission within the timelines specified in the special warrant indenture.

INTERNATIONAL MENU SOLUTIONS CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEET
(CANADIAN DOLLARS)

                                                                          September 30,
                                                                              1999
                                                                          -------------
                                                                       (Restated - Note 3)
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                            $  4,261,993
     Accounts receivable                                                     4,182,206
     Inventories                                                             6,142,777
     Prepaid expenses                                                        1,689,980
                                                                          ------------
                                                                            16,276,956
CAPITAL ASSETS, NET
                                                                            11,198,768
INTANGIBLE ASSETS, NET
                                                                            13,210,325
                                                                          ------------
TOTAL ASSETS                                                              $ 40,686,049
                                                                          ------------

LIABILITIES
CURRENT LIABILITIES
     Bank operating loans                                                 $  8,901,594
     Accounts payable                                                        3,343,662
     Accrued liabilities                                                     1,117,299
     Current portion of capital lease obligations                              325,580
     Current portion of long-term debt                                         697,600
                                                                          ------------
                                                                            14,385,735
CAPITAL LEASE OBLIGATIONS                                                    1,140,984
LONG-TERM DEBT                                                               3,014,145
CONVERTIBLE DEBENTURE                                                        4,000,000
DEFERRED INCOME TAXES                                                          610,300
                                                                          ------------
TOTAL LIABILITIES                                                           23,281,164
                                                                          ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
     Class N voting, non-participating stock - US$0.001 par
        value; 10,000,000 shares authorized; 3,655,170 shares issued             5,284
     Common stock - US$0.001 par value; 25,000,000 shares                       13,634
        authorized; 9,531,673 shares issued
     Additional paid-in capital                                             21,302,687
     Deficit                                                                (3,786,720)
                                                                          ------------
TOTAL STOCKHOLDERS' EQUITY                                                  17,534,885
                                                                          ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $ 40,686,049
                                                                          ------------

INTERNATIONAL MENU SOLUTIONS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(CANADIAN DOLLARS)

                                           Nine months ended
                                             September 30,
                                         1999              1998
                                     ------------       -----------
                                  (Restated - Note 3)
REVENUE                              $ 21,680,117       $ 2,169,537
                                     ------------       -----------

COSTS AND EXPENSES
    Cost of goods sold                 18,782,667         1,933,097
    Selling expenses                    1,327,463           132,352
    Research and development              371,228           102,654
    Administrative expenses             3,611,386           321,681
    Amortization of intangibles           391,140            10,239
                                     ------------       -----------
                                       24,483,884         2,500,023
                                     ------------       -----------

LOSS FROM OPERATIONS                   (2,803,767)         (330,486)
                                     ------------       -----------

OTHER INCOME (EXPENSE)
    Interest revenue                       30,253            18,295
    Interest expense                     (573,388)          (63,687)
                                     ------------       -----------
                                         (543,135)          (45,392)
                                     ------------       -----------

LOSS BEFORE INCOME TAXES               (3,346,902)         (375,878)
INCOME TAXES                              169,400                --
                                     ------------       -----------
NET LOSS                             $ (3,177,502)      $  (375,878)
                                     ------------       -----------

NET LOSS PER SHARE - BASIC
    AND DILUTED                      $      (0.30)      $     (0.07)
                                     ------------       -----------
WEIGHTED AVERAGE OUTSTANDING
     COMMON SHARES                     10,590,387         5,691,889
                                     ------------       -----------

INTERNATIONAL MENU SOLUTIONS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(CANADIAN DOLLARS)

                                                                  Nine months ended
                                                                     September 30,
                                                                1999              1998
                                                            ------------       -----------
OPERATING ACTIVITIES
    Net loss (Restated - Note 3)                            $ (3,177,502)      $  (375,878)
    Item not requiring cash
      Depreciation and amortization (Restated - See 3)         1,182,727            81,901
      Deferred income taxes                                     (169,400)               --
    Changes in operating assets and liabilities
      Accounts receivable                                        455,868          (142,248)
      Inventories                                             (3,998,834)          (43,188)
      Prepaid expenses                                        (1,515,327)          (12,556)
      Accounts payable                                        (1,194,199)          (57,405)
      Accrued liabilities                                        159,380            12,915
                                                            ------------       -----------
                                                              (8,257,287)         (536,459)
                                                            ------------       -----------

INVESTING ACTIVITIES
    Purchase of capital assets                                (2,766,086)          (96,556)
    Additions to intangible assets                              (688,371)          (85,779)
    Acquisitions, net of cash acquired in 1998 -
      $2,514, June 1999 $206,302; including bank
      overdraft assumed in 1999 - $1,126,779                  (4,993,701)               --
                                                            ------------       -----------
                                                              (8,448,158)         (182,335)
                                                            ------------       -----------

FINANCING ACTIVITIES
    Issuance of shares                                         6,603,879         1,513,408
    Proceeds from bank loans                                   8,236,990           255,000
    Convertible debentures issued, net
    of issuance costs of $359,024                              3,640,976
Proceeds from long term debt                                   1,155,761                --
    Payment of long-term debt and
      capital lease principal                                   (535,780)          (24,891)
    Redemption of Class A preferred stock                             --          (292,868)
                                                            ------------       -----------

                                                              19,101,826         1,450,649
                                                            ------------       -----------
NET CHANGE IN CASH AND
    CASH EQUIVALENTS                                           2,396,381           731,855

CASH AND CASH EQUIVALENTS,
    BEGINNING OF PERIOD                                        1,865,612           299,274
                                                            ------------       -----------
CASH AND CASH EQUIVALENTS,
    END OF PERIOD                                           $  4,261,993       $ 1,031,129
                                                            ------------       -----------

Supplemental disclosures of cash flow information:
    Cash paid during the period for interest                $    573,388       $    63,687
                                                            ------------       -----------
    Cash paid during the period for income taxes            $         --       $        --
                                                            ------------       -----------

INTERNATIONAL MENU SOLUTIONS CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.     ORGANIZATION

       The Company and its subsidiaries develop, market and produce a series of specialty food products for sale to food distributors, food retailer chains and specialty food retailers.

2.     BASIS OF PRESENTATION

       The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and the instructions to Form 10-QSB and Regulation S-B. Consequently, the accompanying unaudited consolidated financial statements are not presented with footnotes required by generally accepted accounting principles. These financial statements should be read in conjunction with the audited consolidated financial statements for December 31, 1998 recently filed on Form 10-SB with the SEC.

       The financial information presented reflects all adjustments (including normal recurring adjustments) which are, in the opinion of management, necessary to produce a fair statement of the financial position and results of operations for the periods included in this report.

3.     ACCOUNTING FOR EXCHANGEABLE SHARES ISSUED BY SUBSIDIARY

       The acquisitions of Transcontinental Gourmet Foods and Norbakco Limited in 1998 and the acquistion of D.C. Foods in May 1999 were completed using exchangeable shares as part of the consideration paid to the selling shareholders of the businesses acquired. The Company accounted for the issuance of exchangeable shares in connection with the business combinations by having an independent valuation performed and including the value of the exchangeable shares in the purchase price as of the acquisition date. This method of accounting resulted in recognition of substantially all of the purchase price (and related intangible assets) being recognized at the date of acquisition and the presentation of the exchangeable shares as minority interest on the consolidated balance sheet of the Company. However, this method of accounting of the shares was challenged by the staff of the Securities and Exchange Commission ("SEC") in connection with the Corporation's filings on Form 10-SB. In the opinion of the staff of the SEC, the underlying nature of the shares was that of contingent consideration since the shares are exchangeable into common shares of the parent based on future earnings of the business acquired. Consequently, the Company has restated the consolidated balance sheets, statements of operations and cash flows for the nine months ended September 30, 1999 and used the principles of contingent consideration accounting for such acquisitions as prescribed by paragraphs 79 to 80 of APB No. 16, "Business Combinations".

         The effect of applying contingent consideration accounting was as follows:

         Effect on reported net loss for the nine months ended September 30, 1999:

Previously reported net loss and loss per share:                        $(2,324,842)      $(0.22)
        Change in amortization of intangible assets reflecting new accounting method for recognition of intangible assets
            related to businesses acquired                                  (63,660)
        Non recognition of minority interest                               (789,000)
                                                                        -----------       -----
      Effect of restatement on net loss and accumulated deficit            (852,660)      (0.08)
                                                                        -----------       -----
Restated loss and loss per share:                                       $(4,030,162)      $(0.30)
                                                                        -----------       -----

         Effect on reported net loss for the three months ended September 30, 1999:

Previously reported net loss and loss per share:                        $(1,109,446)      $(0.08)
        Change in amortization of intangible assets reflecting new accounting method for recognition of intangible assets
            related to businesses acquired                                  (17,692)
        Non recognition of minority interest                               (411,000)
                                                                        -----------       -----
      Effect of restatement on net loss and accumulated deficit            (428,692)      $(0.04)
                                                                        -----------       -----
Restated net loss and loss per share:                                   $(1,966,830)      $(0.12)
                                                                        -----------       -----

4.       FOREIGN CURRENCY TRANSLATION

         a) Translation of foreign subsidiaries' accounts

                  Assets and liabilities of the Company's foreign subsidiaries are translated from their local currencies to the functional currency at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the year. The adjustments resulting from translating the financial statements foreign subsidiaries are recorded in comprehensive income in a separate component of equity. The Company's functional currency is the Canadian dollar. Consequently, no adjustments have arisen from the translation of foreign subsidiaries accounts because all subsidiaries currently operate in Canada.

         b) Translation of foreign currency transactions

                  Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. Monetary assets and liabilities denominated in a currency other than the functional currency are converted to the functional currency at the exchange rate in effect at each period end. All foreign currency transaction translation gains or losses have been included in earnings.

5.       RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         In February, 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", which has been adopted by the Company. Upon the adoption of SFAS No. 128, the Company is presenting basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is derived by adjusting the basic earnings per share calculation to reflect the effect of securities with dilutive potential. The computation of diluted earnings per share does not include securities with dilutive potential that would have an anti-dilutive effect on earnings per share.

         In June 1998, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components. The Company's adoption of SFAS No. 130 has had no significant impact on the Company's consolidated financial statements.

         In June 1998, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting and identification of operating segments and requires certain financial and descriptive information regarding those segments. The Company operates in one business segment and consequently the adoption of SFAS No. 131 had no material effect on the consolidated financial statements.

         In June 1999, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes standards for the reporting and accounting for derivative instruments. Presently, the Company's use of derivative instruments and hedging arrangements is not significant. Management is in the process of determining the impact of SFAS No. 133 on the consolidated financial statements.

6.       ACQUISITIONS

         DURING THE PERIOD ENDED SEPTEMBER 30, 1999, INTERNATIONAL MENU SOLUTIONS INC. ("IMSI"), A CANADIAN SUBSIDIARY OF THE COMPANY, ACQUIRED THE BUSINESSES SET OUT IN THE TABLE BELOW WHICH HAVE BEEN ACCOUNTED FOR USING THE PURCHASE METHOD:

                                                        Tasty Selections (1)   DC Foods (2)
                                                        --------------------   ------------
Acquisition date                                           April 15, 1999      May 10, 1999
Estimated purchase price including acquisition costs      $ 2,220,000           $ 6,533,000
--------------------------------------------------------------------------------------------
Assigned to fair values of net assets acquired:
Current assets                                              1,383,000             1,857,000
Capital assets                                                494,000             4,891,000
Current liabilities                                          (677,000)           (1,571,000)
Long-term liabilities                                        (758,000)           (2,220,000)
--------------------------------------------------------------------------------------------
                                                              442,000             2,957,000
--------------------------------------------------------------------------------------------
Goodwill                                                  $ 1,778,000           $ 3,576,000
--------------------------------------------------------------------------------------------

         (1) IMSI acquired all of the outstanding shares of Tasty Selections Inc. ("Tasty Selections"), a manufacturer of muffin and cookie batters located in Concord, Ontario operating under the trade name "Tasty Batters". Tasty was acquired by paying cash of $1,000,000 and by issuing 442,750 Class N shares of the Corporation and 442,750 Class X shares of IMSI to the vendors, valued at $2.63 per Class X share.

         (2) IMSI acquired all of the issued and outstanding shares of 1005549 Ontario Inc, the sole shareholder of D.C. Foods Processing Inc. a provider of custom and private label food processing services to Canadian and International markets located in Waterloo, Ontario (collectively "D.C. Foods"). Pursuant to the terms of the purchase agreement, the purchase price payable to the former shareholders of D.C. Foods was satisfied by paying $4,000,000 in cash; by issuing 893,333 Class N shares of the Corporation and 893,333 Class X shares of IMSI valued at $2.63 per Class X share; and by issuing 250,000 Class E Series 1 shares, 250,000 Class E Series 2 shares, 250,000 Class E Series 3 shares and 250,000 Class E Series 4 shares of IMSI. The Class E Series shares are exchangeable into common shares of the Corporation based on the earnings recorded by D.C. Foods in 1999 and 2002. The value of each series of Class E shares will be recorded as additional purchase price once the earnings contingencies are resolved.

                           On May 17, 1999, IMSI acquired the remaining 41% equity interest in Norbakco, having acquired 59% interest on December 1, 1998. The consideration paid for the additional interest was the issue by IMSI of 53,000 Class X Shares, the issue by the Company of 53,000 Class N Shares and the purchase from the selling shareholders shareholder loans made to Norbakco in the amount of $180,000.


         Goodwill arising from the above acquisitions is being amortized straight-line over a 20 year period.

7.       INVENTORY

                                                                September 30,
                                                                     1999
                                                                --------------
                                                                  (unaudited)
Raw materials                                                    $ 2,774,520
Work in process                                                    1,148,134
Finished goods                                                     2,220,123
-----------------------------------------------------------------------------
                                                                 $ 6,142,777
-----------------------------------------------------------------------------

8.       BANKING FACILITIES AND CONVERTIBLE DEBENTURES

         As of September 30, 1999, the Company and its subsidiaries have utilized an aggregate of approximately $7,800,000 of authorized lines of credit totaling $10,000,000 (unaudited) (December 31, 1998 - utilized an aggregate of $1,030,000 of authorized lines of credit totaling $1,750,000. The lines of credit bear interest at Canadian prime plus 1.5% at June 30, 1999 or 7.75% (unaudited) (prime plus 1.5% or 8.25% at December 31, 1998). The credit facilities are secured by a general assignment of book debts, a general security agreement over all assets of the Company, life insurance on certain executives totaling $2,500,000 and a priority agreement with other lenders of the Company.

         In addition to the authorized lines of credit, the Company has a revolving facility of $3,500,000 for equipment loans, bearing interest at prime plus 1-1/4% and a forward exchange contract facility totaling $7,500,000.

                  On May 10, 1999, the Company's subsidiary IMSI issued approximately $4,000,000 in convertible debentures to two investors. The debentures will have a term of 48 months, bear interest at 7% per annum for the first 12 months and 13% thereafter, and will be convertible at the holder's option at any time into exchangeable shares of IMSI which are then exchangeable into shares of the Company. IMSI will have the right to force conversion of the debentures if certain trading statistics are maintained after July 1, 1999. A total of $359,000 was paid by IMSI in respect of professional fees and commissions, which have been recorded as deferred financing costs.

8.       CAPITAL TRANSACTIONS

         In the nine-month period ended September 30, 1999, 924,375 Class N and 924,375 Class X shares of IMSI were exchanged for common shares of the Company (unaudited).

         Private placement financing

                  During the period November 17 to November 28, 1998, the Company sold, by private placement, 1,997,300 units for US$0.90 each, consisting of one common share and one-half of a warrant. In exchange for one warrant and US$1.40, the holder may purchase one common share of the Company until May 31, 1999. These warrants were exercised during May 1999. Total proceeds resulting from the exercise of the warrants to the Company were $2,069,202 (US$1,398,110).

                  On April 16, 1999, Southbridge Inc. ("Southbridge") subscribed for 1,523,810 common shares of the Company at a subscription price of $2.625 per common share. Proceeds to the Company, net of issuance costs, totaled approximately $3,693,000, net of issuance cost of approximately $307,000. As a part of the subscription, the Company granted to Southbridge 400,000 warrants which entitle Southbridge to purchase up to 200,000 common shares at the price of $2.25 per common share during the period to April 16, 2000 and 200,000 common shares at the price of $2.625 per common share during the period to April 16, 2001.

9.       NET LOSS PER SHARE

                                                    Three months ended                    Nine months ended
                                                        September 30,                        September 30,
                                                   1999               1998              1999              1998
                                               ------------       -----------       ------------       -----------
                                                         (unaudited)                          (unaudited)
Net loss per share

Numerator
Net loss available to common shareholders      $ (1,538,138)      $  (205,434)      $ (3,177,502)      $  (375,878)
                                               ------------       -----------       ------------       -----------

Denominator
Weighted average shares outstanding              13,084,669         5,678,000         10,590,387         5,691,889
                                               ------------       -----------       ------------       -----------
                                               $      (0.12)      $     (0.04)      $      (0.30)      $     (0.07)
                                               ------------       -----------       ------------       -----------

         No diluted net loss per share disclosure is presented as the conversion of securities with dilutive potential in all periods had an anti-dilutive effect on loss per share. The Class N shares outstanding are considered common stock equivalents for the purposes of the basis loss per share and weighted average outstanding common shares calculations.

10.    SUBSEQUENT EVENTS (UNAUDITED)

                  n) Letter of intent - Huxtable's Foods, L.L.C. ("Huxtables").

                  On October 14, 1999, the Company entered into a letter of intent to acquire certain assets of Huxtables through a newly formed subsidiary of the Company. The terms of the letter call for a cash payment of US$3,000,000 and future payments, payable in cash or common shares of the Company based on the earnings of the newly formed subsidiary during the period to December 31, 2002.

                  o) Acquisition - The Ultimate Cookie Co. Ltd. "UCC"

                  On October 18, 1999, the Company acquired all of the outstanding common shares of UCC by paying $175,000 in cash and by issuing 250,000 Class E Series 5 shares and 250,000 Class E Series 6 shares of IMSI which are exchangeable into shares of the Company based on future earnings of UCC.

                  p) Exercise of broker options

                  On October 18, 1999, 172,302 options held by brokers of previous financings were exercised to purchase an equivalent number of common shares of the Company. The transaction resulted in proceeds of US$172,302 to the Company.

                  q) Share subscription

                  On October 20, 1999, Southbridge subscribed for 1,555,556 special warrants (the "Warrants") at a price of US$3.00 each. The Warrants entitle the holder to acquire one Class X shares of IMSI for each Warrant held for no additional consideration until the earlier of five days after the date of issuance by the Ontario Securities Commission (the "Commission") of a receipt for a preliminary prospectus filed in the province of Ontario or October 22, 2000. Approximately $4,000,000 of the proceeds resulting from the subscription for the Warrants is to be held in escrow until February 29, 2000, pending the approval of mutually agreeable acquisitions or transactions by the Company. In addition, the Company is subject to certain penalty provisions which shall be satisfied by increasing the number of shares issuable upon surrender of the Warrants by 10% to 32%. The Company will have to comply with such penalty provisions in the event that the Company does not raise additional funds or file the required prospectus documents with the Commission within the timelines specified in the special warrant indenture.

(a)      INTERNATIONAL MENU SOLUTIONS CORPORATION
(b)      Pro Forma Consolidated Balance Sheet
SEPTEMBER 30, 1999
CANADIAN DOLLARS

                                            Historical
                                        International Menu
                                            Solutions         Huxtable's Foods,
                                           Corporation            L.L.C.                                      Pro forma
                                             ("IMSC")          ("Huxtables")       Pro forma               IMSC Consolidated
                                        September 30, 1999   September 30, 1999   Adjustments              September 30, 1999
                                            (unaudited)          (unaudited)      (unaudited)    Note         (unaudited)
---------------------------------------------------------      --------------    --------------  -----      --------------
                                                                (Note 1 (e))
ASSETS

CURRENT ASSETS
     Cash and cash equivalents            $    4,262,000        $     348,000    $    6,600,000  3
                                                                                     (4,526,000) 2 (iv)     $    6,684,000
     Accounts receivable                       4,182,000            1,267,000                --                  5,449,000
     Inventory                                 6,143,000            1,386,000                --                  7,529,000
     Prepaid expenses and other                1,690,000               71,000                --                  1,761,000
     current assets
---------------------------------------------------------      --------------    --------------             --------------
                                              16,277,000            3,072,000         2,074,000                 21,423,000

CAPITAL ASSETS, NET                           11,199,000            1,827,000                --                 13,026,000
INTANGIBLE ASSETS, NET                        13,210,000               35,000         1,957,000  2 (iv)         15,202,000
---------------------------------------------------------      --------------    --------------             --------------
                                          $   40,686,000       $    4,934,000    $    4,031,000             $   49,651,000
---------------------------------------------------------      --------------    --------------             --------------

LIABILITIES
CURRENT LIABILITIES
     Bank indebtedness                    $    8,902,000       $    1,323,000    $  (1,323,000)  2 (iv)     $    8,902,000
     Accounts payable                          3,344,000            1,103,000                --                  4,447,000
     Accrued liabilities                       1,117,000              544,000           354,000  2 (iv)          2,015,000
     Current portion of capital                  326,000              279,000                --                    605,000
     lease obligation
     Current portion of                          697,000               87,000          (87,000)  2 (iv)            697,000
     long-term debt
---------------------------------------------------------      --------------    --------------             --------------
                                              14,386,000            3,336,000       (1,056,000)                 16,666,000

CAPITAL LEASE OBLIGATION                       1,141,000               85,000                --                  1,226,000
                                                                                                                        --
LONG-TERM DEBT                                 3,014,000               66,000          (66,000)  2 (iv)          3,014,000
                                                                                                                        --
DUE TO STOCKHOLDERS/MEMBERS                           --            2,248,000       (2,248,000)  2 (iv)                 --

CONVERTIBLE DEBENTURES ISSUED BY               4,000,000                   --                --                  4,000,000
SUBSIDIARY

DEFERRED INCOME TAXES                            610,000                   --                --                    610,000
                                                                                                                        --
---------------------------------------------------------      --------------    --------------             --------------
                                              23,151,000            5,735,000       (3,370,000)                 25,516,000
---------------------------------------------------------      --------------    --------------             --------------

STOCKHOLDERS' EQUITY
     Capital stock                                19,000                   --                --                     19,000
     Member's accounts                                              (345,000)           345,000  2 (iv)                 --
     Additional paid-in capital               21,303,000                   --         6,600,000  3              27,903,000
     Notes and accrued interest                                     (456,000)           456,000  2 (iv)                 --
     receivable from related
     parties
     Retained earnings (deficit)             (3,787,000)                   --                --                (3,787,000)
---------------------------------------------------------      --------------    --------------             --------------
                                              17,535,000            (801,000)         7,401,000                 24,135,000
---------------------------------------------------------      --------------    --------------             --------------
                                          $   40,686,000       $    4,934,000    $    4,031,000             $   49,651,000
---------------------------------------------------------      --------------    --------------             --------------

     (c) INTERNATIONAL MENU SOLUTIONS CORPORATION
PRO FORMA STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 1999
CANADIAN DOLLARS

                                              Historical
                                          International Menu         Historical           Historical
                                              Solutions        Tasty Selections Inc.  DC Food Processing      Huxtable's Foods
                                         Corporation ("IMSC")        ("Tasty")            Inc. ("DC")       L.L.C. ("Huxtables")
                                          Nine months ended      January 1, 1999 to   December 6, 1998 to    Nine months ended
                                          September 30, 1999    date of acquisition   date of acquisition    September 30, 1999
                                              (unaudited)           (unaudited)           (unaudited)           (unaudited)
                                         --------------------  ---------------------  --------------------  --------------------
                                                                                                                (Note 1 (e))
REVENUE                                         $ 21,680,000          $1,344,000            $7,496,000          $ 11,079,000
------------------------------------------------------------          ----------            ----------          ------------

COSTS AND EXPENSES
     Cost of goods sold                           18,783,000           1,015,000             6,771,000             8,543,000
     Selling expenses                              1,328,000              97,000                49,000             1,429,000
     Research and development                        371,000                  --                    --               314,000
     Administrative expenses                       3,611,000              79,000               143,000             1,828,000
     Amortization of intangible assets               391,000                  --                 2,000                    --




------------------------------------------------------------          ----------            ----------          ------------
                                                  24,484,000           1,191,000             6,965,000            12,114,000
------------------------------------------------------------          ----------            ----------          ------------
INCOME(LOSS) FROM OPERATIONS                     (2,804,000)             153,000               531,000           (1,035,000)
------------------------------------------------------------          ----------            ----------          ------------
OTHER INCOME (EXPENSE)
     Interest revenue                                 30,000                  --                    --                    --
     Interest expense                              (573,000)            (34,000)              (68,000)             (116,000)
------------------------------------------------------------          ----------            ----------          ------------
                                                   (543,000)            (34,000)              (68,000)             (116,000)
------------------------------------------------------------          ----------            ----------          ------------
INCOME (LOSS) BEFORE INCOME TAXES                (3,347,000)             119,000               463,000           (1,151,000)
INCOME TAXES                                         169,000            (33,000)             (162,000)                     -
------------------------------------------------------------          ----------            ----------          ------------
NET INCOME (LOSS)                               $(3,178,000)          $   86,000            $  301,000          $(1,151,000)
-------------------------------------------------------------         ----------            ----------          ------------
LOSS PER SHARE - DILUTED AND BASIC
---------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE OUTSTANDING
  COMMON SHARES                                                               --                    --                    --
---------------------------------------------------------------------------------------------------------------------------------



                                                                             Pro Forma
                                                                        IMSC Consolidated
                                                                        Nine months ended
                                            Pro Forma                  September 30, 1999
                                           Adjustments       Note           (unaudited)
                                          -------------    ---------   --------------------

REVENUE                                   $          --                    $ 41,599,000
----------------------------------------- -------------                    ------------

COSTS AND EXPENSES
     Cost of goods sold                              --                      35,112,000
     Selling expenses                                --                       2,903,000
     Research and development                        --                         685,000
     Administrative expenses                         --                       5,661,000
     Amortization of intangible assets           23,000    3 b)
                                                 79,000   2 (iii); 2 (v)
                                                 30,000   2 (ii); 2 (v)
                                                 98,000   2 (iv); 2 (v)         623,000

----------------------------------------- -------------                    ------------
                                                230,000                      44,984,000
----------------------------------------- -------------                    ------------
INCOME(LOSS) FROM OPERATIONS                  (230,000)                     (3,385,000)
----------------------------------------- -------------                    ------------
OTHER INCOME (EXPENSE)
     Interest revenue                                --                          30,000
     Interest expense                          (93,000)    3 b)               (884,000)
----------------------------------------- -------------                    ------------
                                               (93,000)                       (854,000)
----------------------------------------- -------------                    ------------
INCOME (LOSS) BEFORE INCOME TAXES             (323,000)                     (4,239,000)
INCOME TAXES                                          -                        (26,000)
----------------------------------------- -------------                    ------------
NET INCOME (LOSS)                         $   (323,000)                    $(4,265,000)
----------------------------------------- -------------                    -----------
LOSS PER SHARE - DILUTED AND BASIC                                         $     (0.36)
--------------------------------------------------------                   ------------
WEIGHTED AVERAGE OUTSTANDING
  COMMON SHARES                              11,935,193     4                11,935,193
--------------------------------------------------------                   ------------

     (d) INTERNATIONAL MENU SOLUTIONS CORPORATION
PRO FORMA STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 1998 CANADIAN DOLLARS

                                               Historical          Historical
                                          International Menu     Transcontinental         Historical             Historical
                                               Solutions          Gourmet Foods          Tasty Batters       DC Food Processing
                                          Corporation ("IMSC")       ("TGF")               ("Tasty")             Inc. ("DC")
                                           Nine months ended     Nine months ended     Nine months ended     Nine months ended
                                          September 30, 1998    September 30, 1998    September 30, 1998     September 7, 1998
                                              (unaudited)           (unaudited)           (unaudited)           (unaudited)
                                         --------------------  --------------------  --------------------   -------------------
REVENUE                                           $2,170,000            $1,790,000            $3,512,000          $ 12,803,000
------------------------------------------------------------            ----------            ----------          ------------

COSTS AND EXPENSES
     Cost of goods sold                            1,933,000             1,157,000             2,743,000            11,468,000
     Selling expenses                                132,000               287,000               255,000                86,000
     Research and development                        103,000                     -                    --                    --
     Administrative expenses                         322,000               361,000               340,000               563,000
     Amortization of intangible assets                10,000                    --                    --                 4,000





------------------------------------------------------------            ----------            ----------          ------------
                                                   2,500,000             1,805,000             3,338,000            12,121,000
------------------------------------------------------------            ----------            ----------          ------------
INCOME(LOSS) FROM OPERATIONS                       (330,000)              (15,000)               174,000               682,000
------------------------------------------------------------            ----------            ----------          ------------
OTHER INCOME (EXPENSE)
     Interest revenue                                 18,000                    --                    --                    --
     Interest expense                               (64,000)              (79,000)              (82,000)              (94,000)
------------------------------------------------------------            ----------            ----------          ------------
                                                    (46,000)              (79,000)              (82,000)              (94,000)
------------------------------------------------------------            ----------            ----------          ------------
INCOME (LOSS) BEFORE INCOME TAXES                  (376,000)              (94,000)                92,000               588,000
INCOME TAXES                                               -                33,000              (32,000)             (206,000)
------------------------------------------------------------            ----------            ----------          ------------
NET INCOME (LOSS)                                 $(376,000)            $ (61,000)               $60,000              $382,000
------------------------------------------------------------            ----------            ----------          ------------
LOSS PER SHARE - DILUTED AND BASIC
---------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE OUTSTANDING
  COMMON SHARES
---------------------------------------------------------------------------------------------------------------------------------

                                            Huxtable's Foods                                              Pro Forma
                                          L.L.C. ("Huxtable's")                                       IMSC Consolidated
                                            Nine months ended                                         Nine months ended
                                           September 30, 1998            Pro Forma                    September 30, 1998
                                              (unaudited)               Adjustments         Note          (unaudited)
                                          --------------------          -----------      ---------    ------------------
                                             (Note 1 (e))
REVENUE                                          $ 11,198,000           $        --                      $ 31,473,000
----------------------------------------         ------------           -----------                      ------------

COSTS AND EXPENSES
     Cost of goods sold                             8,511,000                    --                        25,812,000
     Selling expenses                               1,302,000                    --                         2,062,000
     Research and development                         333,000                    --                           436,000
     Administrative expenses                        1,926,000                    --                         3,512,000
     Amortization of intangible assets                     --                68,000       3 b)
                                                                              6,000      2 (i); 2(v)
                                                                            179,000     2 (iii); 2 (v)
                                                                             89,000     2 (ii); 2(v)
                                                                             98,000     2 (iv); 2(v)          454,000

----------------------------------------         ------------           -----------                      ------------
                                                   12,072,000               440,000                        32,276,000
----------------------------------------         ------------           -----------                      ------------
INCOME(LOSS) FROM OPERATIONS                        (874,000)             (440,000)                         (803,000)
----------------------------------------         ------------           -----------                      ------------
OTHER INCOME (EXPENSE)
     Interest revenue                                      --                    --                            18,000
     Interest expense                               (120,000)             (210,000)       3 b)              (649,000)
----------------------------------------         ------------           -----------                      ------------
                                                    (120,000)             (210,000)                         (631,000)
----------------------------------------         ------------           -----------                      ------------
INCOME (LOSS) BEFORE INCOME TAXES                   (994,000)             (650,000)                       (1,434,000)
INCOME TAXES                                               --                    --                         (205,000)
----------------------------------------         ------------           -----------                      ------------
NET INCOME (LOSS)                                  $(994,000)            $(650,000)                      $(1,639,000)
----------------------------------------         ------------           -----------                      ------------
LOSS PER SHARE - DILUTED AND BASIC                                                                       $     (0.15)
-----------------------------------------------------------------------------------                      ------------
WEIGHTED AVERAGE OUTSTANDING
  COMMON SHARES                                                          10,930,065          4             10,930,065
-----------------------------------------------------------------------------------                      ------------

(e)      INTERNATIONAL MENU SOLUTIONS CORPORATION
(f)      Pro Forma Statement of Operations
YEAR ENDED DECEMBER 31, 1998
CANADIAN DOLLARS

                                                                                       Historical
                                              Historical            Historical      Transcontinental         Historical
                                           International Menu      Norbakco Ltd.      Gourmet Foods         Tasty Batters
                                               Solutions            ("Norbakco")         ("TGF")              ("Tasty")
                                          Corporation ("IMSC")   Six months ended   Eleven months ended  Twelve months ended
                                               Year ended        November 30, 1998   November 30, 1998    December 31, 1998
                                           December 31, 1998        (unaudited)         (unaudited)          (unaudited)
                                          --------------------   -----------------  -------------------  -------------------

REVENUE                                        $6,096,000           $1,976,000           $4,247,000           $5,574,000
----------------------------------------------------------          ----------           ----------           ----------

COSTS AND EXPENSES
     Cost of goods sold                         4,730,000            1,762,000            2,825,000            4,287,000
     Selling expenses                             610,000               50,000              539,000              392,000
     Research and development                     426,000                   --                   --                   --
     Administrative expenses                      765,000              170,000              688,000              461,000
     Amortization of intangibles assets            47,000                   --                   --                   --




----------------------------------------------------------          ----------           ----------           ----------
                                                6,578,000            1,982,000            4,052,000            5,140,000
----------------------------------------------------------          ----------           ----------           ----------
INCOME(LOSS) FROM OPERATIONS                    (482,000)              (6,000)              195,000              434,000
----------------------------------------------------------          ----------           ----------           ----------
OTHER INCOME (EXPENSE)
     Interest revenue                              25,000                   --                   --                   --
     Interest expense                            (98,000)             (20,000)            (117,000)            (126,000)
----------------------------------------------------------          ----------           ----------           ----------
                                                 (73,000)             (20,000)            (117,000)            (126,000)
----------------------------------------------------------          ----------           ----------           ----------
INCOME (LOSS) BEFORE INCOME TAXES               (555,000)             (26,000)               78,000              308,000
INCOME TAXES                                           --                   --             (29,000)             (88,000)
----------------------------------------------------------          ----------           ----------           ----------
NET INCOME (LOSS)                             $ (555,000)            $(26,000)             $107,000             $220,000
----------------------------------------------------------          ----------           ----------           ----------

LOSS PER SHARE - DILUTED AND BASIC
------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE OUTSTANDING
  COMMON SHARES
------------------------------------------------------------------------------------------------------------------------------


                                             Historical
                                         DC Food Processing      Huxtable's Foods                                     Pro Forma
                                            Inc. ("DC")        L.L.C. ("Huxtables")                               IMSC Consolidated
                                         Twelve months ended   Twelve months ended                               Twelve months ended
                                           December 6, 1998     December 31, 1998     Pro Forma                   December 31, 1998
                                             (unaudited)            (unaudited)      Adjustments       Note           (Unaudited)
                                         --------------------  --------------------  -----------  -------------  -------------------
                                                                 (Note 1 (e))
REVENUE                                     $ 17,580,000         $ 18,254,000         $      --                     $ 53,727,000
---------------------------------------     ------------         ------------         ---------                     ------------

COSTS AND EXPENSES
     Cost of goods sold                       15,979,000           15,129,000                --                       44,712,000
     Selling expenses                             21,000              945,000                --                        2,557,000
     Research and development                         --              450,000                --                          876,000
     Administrative expenses                     561,000            2,389,000                --                        5,034,000
     Amortization of intangibles assets            7,000                   --            90,000            3 b)
                                                                                          7,000    2 (i); 2 (v)
                                                                                        238,000  2 (iii); 2 (v)
                                                                                        119,000   2 (ii); 2 (v)
                                                                                        130,000   2 (iv); 2 (v)          638,000
---------------------------------------     ------------         ------------         ---------                     ------------
                                              16,568,000           18,913,000           584,000                       53,817,000
---------------------------------------     ------------         ------------         ---------                     ------------
INCOME(LOSS) FROM OPERATIONS                   1,012,000            (659,000)         (584,000)                         (90,000)
---------------------------------------     ------------         ------------         ---------                     ------------
OTHER INCOME (EXPENSE)
     Interest revenue                                 --                6,000                --                           31,000
     Interest expense                          (117,000)            (211,000)         (280,000)           3 b)         (969,000)
---------------------------------------     ------------         ------------         ---------                     ------------
                                               (117,000)            (205,000)         (280,000)                        (938,000)
---------------------------------------     ------------         ------------         ---------                     ------------
INCOME (LOSS) BEFORE INCOME TAXES                895,000            (864,000)         (864,000)                      (1,028,000)
INCOME TAXES                                   (289,000)                   --                --                        (348,000)
---------------------------------------     ------------         ------------         ---------                     ------------
NET INCOME (LOSS)                               $606,000          $ (864,000)        $(864,000)                     $(1,376,000)
---------------------------------------     ------------         ------------         ---------                     ------------

LOSS PER SHARE - DILUTED AND BASIC                                                                                  $     (0.12)
-----------------------------------------------------------------------------------------------                     ------------
WEIGHTED AVERAGE OUTSTANDING
  COMMON SHARES                                                                      11,183,412              4        11,183,412
-----------------------------------------------------------------------------------------------                     ------------

Footnotes to Pro Forma Consolidated Financial Statements


1.       BASIS OF PRESENTATION

         The accompanying pro forma consolidated balance sheet as of September 30, 1999 and pro forma consolidated statements of operations for the nine-month periods ended September 30, 1999 and 1998 and for the year ended December 31, 1998 of International Menu Solutions Corporation ("IMSC") have been prepared to give effect to the business combinations involving Transcontinental Gourmet Foods Inc. ("TGF"), Tasty Selections Inc. ("Tasty Selections"), 1005549 Ontario Limited ("D.C. Foods") and Huxtable's Kitchens, L.L.C. ("Huxtable's") and related transactions described elsewhere herein on the basis of the assumptions described in Notes 2 to 4 below. The pro forma consolidated balance sheet and pro forma consolidated statement of operations of IMSC have been prepared from the following:

         a) The audited consolidated financial statements of IMSC for the year ended December 31, 1998 and the unaudited consolidated financial statements of IMSC for the nine-month period ended September 30, 1999;

         b) The unaudited financial statements of TGF for the eleven-month period ended November 30, 1998;

         c) The unaudited financial statements of Tasty for the year ended December 31, 1998 and for the four-month period ended March 31, 1999;

         d) The audited consolidated financial statements of D.C. Foods for the year ended December 6, 1998 and the unaudited consolidated financial statements for the period from December 7, 1998 to April 30, 1999; and

         e) The audited financial statements of Huxtable's for the year ended December 31, 1998 and the unaudited financial statements of Huxtable's for the nine-month period ended September 30, 1999. The statements of operations for Huxtable's for the year ended December 31, 1998 and the nine-month period ended September 30, 1999 were originally stated in US dollars. These statements have been translated to Canadian dollars at the average exchange rate prevailing during the respective periods. The average exchange rates (USD/CAD) used were 0.6747, 0.6712 and 0.6838 for the year ended December 31, 1998 and the nine month-periods ended September 30, 1999 and 1998, respectively. The assets and liabilities appearing on the balance sheet of Huxtable's as of September 30, 1999 were translated at an exchange rate of 0.6805. Condensed historical and translated values are as follows:

                                                                      Historical reported     Translated amount
                                    Item                                     amount
           -------------------------------------------------------       ------------         ------------------
                                                                         (US Dollars)         (Canadian dollars)
                                                                                   (in thousands)
           Balance sheet (September 30, 1999):
               Current assets                                            $     2,090               $     3,072
               Property and equipment                                          1,243                     1,827
               Other                                                              24                        35
               ------------------------------------------------------------------------------------------------
               Total assets                                                    3,357                     4,934
               ------------------------------------------------------------------------------------------------
               Current liabilities                                             2,270                     3,336
               Long-term debt and leases                                         103                       151
               Accrued preferred return                                        1,530                     2,248
               ------------------------------------------------------------------------------------------------
               Total liabilities                                               3,903                     5,735
               ------------------------------------------------------------------------------------------------
               Members deficiency                                              (546)                     (801)
               ------------------------------------------------------------------------------------------------
               Total liabilities and members deficiency                  $     3,357               $     4,934
               ------------------------------------------------------------------------------------------------

                                    Item                              Historical reported     Translated amount
                                                                             amount
           -------------------------------------------------------    ------------------------------------------
                                                                         (US Dollars)         (Canadian dollars)
                                                                                     (in thousands)
           Income statement:
               Nine months ended September 30, 1999
               Revenue                                                   $     7,436               $    11,079
               Operating expenses                                              8,130                    12,114
               ------------------------------------------------------------------------------------------------
               Loss from operations                                            (694)                   (1,035)
               Other income (expense)                                           (78)                     (116)
               ------------------------------------------------------------------------------------------------
               Net loss                                                  $     (772)               $   (1,151)
               ------------------------------------------------------------------------------------------------

               Nine months ended September 30, 1998
               Revenue                                                   $     7,657               $    11,198
               Operating expenses                                              8,259                    12,072
               ------------------------------------------------------------------------------------------------
               Loss from operations                                            (602)                     (874)
               Other income (expense)                                           (79)                     (120)
               ------------------------------------------------------------------------------------------------
               Net loss                                                  $     (681)               $     (994)
               ------------------------------------------------------------------------------------------------

               Year ended December 31, 1998
               Revenue                                                   $    12,303               $    18,254
               Operating expenses                                             12,747                    18,913
               ------------------------------------------------------------------------------------------------
               Loss from operations                                            (444)                     (659)
               Other income (expense)                                          (138)                     (205)
               ------------------------------------------------------------------------------------------------
               Net loss                                                  $     (582)               $     (864)
               ------------------------------------------------------------------------------------------------

       The pro forma consolidated balance sheet and pro forma consolidated statement of operations are not intended to reflect the financial position of IMSC which would have actually resulted had the combination, related transactions and other pro forma adjustments been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the financial position that may prevail in the future.

2.     PRO FORMA ASSUMPTIONS RELATING TO ACQUISITIONS

                SINCE INCEPTION, THE COMPANY HAS ACQUIRED THE FOLLOWING SIGNIFICANT BUSINESSES, SET OUT IN THE TABLE BELOW, WHICH HAVE BEEN ACCOUNTED FOR USING THE PURCHASE METHOD:

                                          TGF/ (i)          Tasty (ii)       D.C. Foods (iii)    Huxtable's (iv)
                                        --------------------------------     ------------------------------------
       Original purchase price
          Including acquisition costs   $ 1,100,000         $ 2,220,000         $ 6,533,000         $ 4,880,000

       Assigned fair values
           of net assets acquired
       Current assets                     2,922,000           1,383,000           1,857,000           3,072,000
       Capital assets                     2,223,000             494,000           4,891,000           1,862,000
       Current liabilities               (2,958,000)           (677,000)         (1,571,000)         (1,926,000)
       Long-term liabilities             (1,199,000)           (758,000)         (2,220,000)            (85,000)
       ------------------------------------------------ ---------------------------------------------------------
                                            988,000             442,000           2,957,000           2,923,000
       ----------------------------------------------------------------------------------------------------------
       Intangible assets acquired (v)   $   122,000         $ 1,778,000         $ 3,576,000         $ 1,957,000
       ----------------------------------------------------------------------------------------------------------

         i) The Corporation acquired all of the outstanding shares of TGF in December 1998. Cash of $1,000,000 was paid to the vendors on closing. An additional cash payment of $600,000, estimated at the date of acquisition, was payable during 1999 based on the net book value of TGF in excess of $1,000,000 at February 28, 1999. The balance of the purchase price of was paid in the form of three classes of exchangeable shares of IMSI (Class B, C and D), issued December 1, 1998, which are exchangeable for shares of the Corporation based upon the earnings of TGF for the years ending February 28, 1999, February 29, 2000 and February 28, 2001.

         ii) The Company acquired all of the outstanding shares of Tasty in April 1999 for total consideration of approximately $2,160,000. Tasty was acquired by paying cash of $1,000,000 and by issuing 442,750 Class N shares of the Corporation and 442,750 Class X shares of IMSI to the vendors, valued at $2.63 per Class X share

         iii) IMSI acquired all of the issued and outstanding shares of D.C. Foods in May 1999. Pursuant to the terms of the purchase agreement, the purchase price payable to the former shareholders of D.C. Foods was satisfied by paying $4,000,000 in cash; by issuing 893,333 Class N shares of the Corporation and 893,333 Class X shares of IMSI valued at $2.63 per Class X share; and by issuing 250,000 Class E Series 1 shares, 250,000 Class E Series 2 shares, 250,000 Class E Series 3 shares and 250,000 Class E Series 4 shares of IMSI. The Class E Series shares are exchangeable into common shares of the Corporation based on the earnings recorded by D.C. Foods in 1999 and 2002. The value of each series of Class E shares will be recorded as additional purchase price once the earnings contingencies are resolved.

2.       PRO FORMA ASSUMPTIONS RELATING TO ACQUISITIONS (continued)

         iv) The Company purchased substantially all of the operating assets and certain liabilities (except bank operating loans, long-term debt and amounts owing to members) of Huxtable's in November 1999. Pursuant to the purchase agreement, US$3,080,000 (CDN$4,526,000) was paid in cash. Acquisition costs are estimated at $354,000. Additional payments in cash or shares of common stock of the Company will be made based upon the future earnings levels of Huxtable's and will be recorded as additional purchase price once the earnings contingencies are resolved.

         v) Intangible assets acquired in the various acquisitions include goodwill, brands, recipes, manufacturing systems and technology, customer lists and assembled workforce. Goodwill is amortized over a 20-year period. The remainder of the intangible assets will have shorter amortization periods ranging from 5 to 15 years. At the time of preparation of these pro forma financial statements, the valuation of the individual intangible assets acquired is not complete. In anticipation of the results of the valuation process, management has used an amortization period of 15 years for all intangible assets in the preparation of the pro forma financial statements. Management expects that the weighted average life of intangible assets acquired to date will be between 15 and 18 years.

3.       PRO FORMA ASSUMPTIONS RELATING TO ACQUISITION FINANCING

         i)       Share subscription

                  On April 16, 1999, Southbridge Inc. ("Southbridge") subscribed for 1,523,810 common shares of the Company at a subscription price of $2.625 per common share. Proceeds to the Company, net of issuance costs, totalled approximately $3,693,000, net of issuance cost of approximately $307,000. As a part of the subscription, the Company granted to Southbridge 400,000 warrants which entitle Southbridge to purchase up to 200,000 common shares at the price of $2.25 per common share during the period to April 16, 2000 and 200,000 common shares at the price of $2.625 per common share during the period to April 16, 2001.

         ii)      Convertible debenture

                  On May 10, 1999, IMSI and the Company entered into a loan agreement with First Ontario Fund ("First Ontario") and Bank of Montreal Capital Corporation ("BMOCC") with respect to a CDN$4 Million financing. The funding was advanced as to $1.5 Million by BMOCC and as to $2.5 Million by First Ontario. The financing was secured by general security granted by each of IMSI and the Company, a guarantee and general security agreement from each of IMSI's subsidiaries, a mortgage of the premises owned by Prime at 620 Colby Drive, Waterloo, Ontario, and a share pledge agreement executed by the Company pursuant to which it pledged its common shares in the capital of IMSI to First Ontario and BMOCC.

                  The terms of the loan are as follows: (a) the interest rate for the period ending April 15, 2000 is 7% per annum and thereafter until maturity on April 15, 2003 is 13% per annum;
                  (b) the outstanding debt is convertible, at the option of the holder, into Class X shares of IMSI at a price of $2.62 per share; (c) the holder has the right to acquire a number of Class N shares equal to the number of Class X shares received;
                  (d) IMSI has the option to force conversion into Class X and N shares at any time after July 1, 1999 provided that (i) the Company's common stock trades on a major North American stock exchange approved by the lenders, (ii) the Company's common stock has a cumulative trading volume during a twenty day period of the greater of (1) 300,000 shares of common stock, or (2) five percent of the number of issued shares of common stock that are not subject to any escrow agreement or resale restrictions set out in the Ontario Securities Act, and (iii) the weighted average trading price during such twenty day period is not less than the United States Dollar equivalent of $CD 5.50.

         iii)     Special warrants

         On October 22, 1999, Southbridge Equities Inc., a corporation organized under the laws of the Province of Ontario, Canada ("Southbridge Equities"), subscribed for 1,555,556 special warrants ("Special Warrants") of IMSI, for an aggregate consideration of approximately US$4.7 million (CDN$6,600,000). Each Special Warrant entitles Southbridge Equities, upon exercise thereof without any further consideration, to receive one Non-voting Class X share (an "Exchangeable Share") of IMSI. Such Special Warrants are immediately exercisable and any Special Warrant not exercised by October 22, 2000 (or earlier under certain circumstances) will be deemed to have been exercised as of such date. The Special Warrants are subject to customary anti-dilution adjustment provisions. In addition, each Special Warrant will be exercisable for (i) 1.1 Exchangeable Shares in the event that IMSI does not receive a receipt for a (final) prospectus issued by the Ontario Securities Commission by August 5, 2000, and (ii)
         1.2 Exchangeable Shares in the event that IMSI is not able to obtain additional financing of least US$7 million by March 30, 2000 or certain trading volume and price targets for the Company's common stock are not met. Also, in the event that IMSI is not able to obtain such additional financing by March 30, 2000, the Special Warrants will be deemed to be amended to change all references to Exchangeable Shares to refer to the common stock of the Company. These securities were sold in an offshore transaction in reliance on Regulation S under the Securities Act of 1933, as amended. In connection with such subscription, the Company and its subsidiary entered into additional agreements with Southbridge Equities which, among other thing, address registration rights. The proceeds will be used to fund previously announced acquisitions and expansion plans.

4.     PRO FORMA ASSUMPTIONS RELATING TO BASIC LOSS PER SHARE

                                                                  Nine months ended                  Year ended
                                                                     September 30,                   December 31,
                                                              1999                  1998                  1998
                                                         -------------         -------------         -------------
       Numerator
       Net loss available to common shareholders         $  (4,265,000)        $  (1,639,000)        $  (1,376,000)

       -------------------------------------------------------------------------------------------------------------

       Denominator
       Shares outstanding at the beginning
         of the period                                        9,075,300             5,678,000             5,678,000
       Pro forma adjustments:
            Effect of shares issued in July 1998
              equity financing prior to merger
              with IMSI (1,400,000 shares issued)                                     394,872               648,219
            Effect of shares issued in November
              and December 1998 related to equity
              financing (Regulation S offering) (i)                                 1,997,300             1,997,300
            Effect of shares issued in equity
              financing (see note 3 (i)) (i)                  1,523,810             1,523,810             1,523,810
            Effect of shares issued in acquisition
              of Tasty (see Note 2 (ii)) (ii)                   442,750               442,750               442,750
            Effect of shares issued in acquisition
              D.C. Foods (see Note 2 (iii)) (ii)                893,333               893,333               893,333
       -------------------------------------------------------------------------------------------------------------
       Weighted average shares outstanding                   11,935,193            10,930,065            11,183,412
       -------------------------------------------------------------------------------------------------------------
       Net loss per share (basic)                          $     (0.36)          $     (0.15)          $     (0.12)
       -------------------------------------------------------------------------------------------------------------

i) For pro forma purposes, shares issued in conjunction with equity financings for which the majority of the proceeds were used to complete an acquisition were assumed to be outstanding at the beginning of the related period.
ii) For pro forma purposes, shares issued in connection with acquisitions were assumed to be outstanding at the beginning of the related period.
iii) No diluted net loss per share disclosure is presented as the conversion of securities with potential for dilution would have had an anti-dilutive effect on net loss per share.